FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Commission File Number: 333-150010

For the Month of December, 2009

Mitsui Sumitomo Insurance Group Holdings, Inc.

(Translation of registrant’s name into English)

27-2, Shinkawa 2-chome,
Chuo-ku, Tokyo 104-8252, Japan

(Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Information furnished on this form:

1.	[English Translation]

Summary of Financial Statements for the Six Months Ended September 30, 2009

2.	[English Translation]

Notice of Convocation of the Extraordinary Shareholders’ Meeting

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Mitsui Sumitomo Insurance Group Holdings, Inc.

Date: December 1, 2009	By:	/s/ Yasuaki Tamai
Yasuaki Tamai
General Manager Shareholder Relations & Legal Dept.

[Translation]

SUMMARY OF FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2009

November 19, 2009

Name of Listed Company:	Mitsui Sumitomo Insurance Group Holdings, Inc.
Securities Code No.:	8725
Stock Exchanges:	Tokyo, Osaka, Nagoya
URL:	http://www.msig.com
Representative:	Toshiaki Egashira, President
Contact:	Keisuke Kawamoto, Manager, Accounting Department
Telephone : (03)-3297-6168
Date of filing of Quarterly Financial Report:	November 27, 2009
Date of starting payment of dividends:	December 10, 2009

(Note) Amounts are truncated.

1.	Consolidated Business Results for the six months ended September 30, 2009 (April 1, 2009 to September 30, 2009)

(1)  Results of Consolidated Operations

	Net Premiums		Ordinary		Net
	Written		Profit		Income
	(Yen in millions)

Six months ended September 30, 2009	1,015,602	(2.2)%	82,234	—%	56,836	358.4%
Six months ended September 30, 2008	1,038,846	—%	(5,268)	—%	12,399	—%

Percent figures represent changes in comparison with the corresponding period of preceding fiscal year.

		Net Income per
	Net Income per Share	Share — Diluted
	(Yen)

Six months ended September 30, 2009	135.55	—
Six months ended September 30, 2008	29.43	—

(2)  Consolidated Financial Conditions

				Net Assets
			Net Assets Less Minority	Less Minority Interests
	Total Assets	Net Assets	Interests to Total Assets	per Share (Yen)
	(Yen in millions)

As of September 30, 2009	7,559,058	1,255,768	16.5%	2,977.18
As of March 31, 2009	7,440,709	1,023,021	13.6%	2,411.70

(Reference) Net assets less minority interests: As of September 30, 2009: ¥1,248,306 million As of March 31, 2009: ¥1,011,226 million

2.	Dividends

	Dividend per Share (Yen)
	First	Second	Third
(Record Date)	Quarter-End	Quarter-End	Quarter-End	Year-End	Annual

Year ended March 31, 2009	—	27.00	—	27.00	54.00
Year ending March 31, 2010	—	27.00
Year ending March 31, 2010			—	27.00	54.00
(Forecast)

(Note)	Changes in the dividend per share forecast for the fiscal year ending March 31, 2010, during the second quarter : None

3.	Forecast for the current period (April 1, 2009 to March 31, 2010) — Consolidated

							Net Income
	Ordinary		Ordinary		Net		per Share
	Income		Profit		Income		(Yen)

	(Yen in millions)
Year ending March 31, 2010	1,950,000	(4.4)%	51,000	—%	36,000	339.5%	85.85

Percent figures represent changes in comparison with the corresponding period of preceding fiscal year.

(Note)	Changes in the forecast for the fiscal year ending March 31, 2010, during the second quarter : Yes

4.  Other information

(1) Significant changes in scope of consolidation during the period : None

(2) Changes in accounting principle, procedure and presentation preparing the consolidated financial statements

1. Changes due to revision of accounting standard: None

2. Changes due to other than above: None

(3) The number of shares outstanding (Common stock)

1. The number of shares outstanding (including treasury stock)

As of September 30, 2009:	421,320,739 shares
As of March 31, 2009:	421,320,739 shares

2. The number of treasury stock

As of September 30, 2009:	2,029,709 shares
As of March 31, 2009:	2,020,643 shares

3. The average number of shares outstanding

For the six months ended September 30, 2009:	419,294,388 shares
For the six months ended September 30, 2008:	421,218,719 shares

(Reference) Summary of Non-consolidated Financial Results

Non-consolidated Business Results for the six months ended September 30, 2009 (April 1, 2009 to September 30, 2009)

(1) Results of Operations

	Operating		Operating		Ordinary		Net
	Income		Profits		Profits		Income
	(Yen in millions)

Six months ended September 30, 2009	14,321	(24.2)%	13,050	(26.1)%	13,070	(22.6)%	13,072	(22.6)%
Six months ended September 30, 2008	18,883	—%	17,659	—%	16,892	—%	16,890	—%

Percent figures represent changes in comparison with the corresponding period of preceding fiscal year.

Net Income per Share
(Yen)

Six months ended September 30, 2009	31.17
Six months ended September 30, 2008	40.10

(2) Financial Conditions

				Net Assets
	Total Assets	Net Assets	Net Assets Ratio	per Share (Yen)
	(Yen in millions)

As of September 30, 2009	767,064	766,802	100.0%	1,828.80
As of March 31, 2009	780,551	765,074	98.0%	1,824.64

(Reference) Net assets:	As of September 30, 2009:	¥766,802 million
	As of March 31, 2009:	¥765,074 million

*Notification

(1)	The financial forecasts were based upon currently available information and contain many elements of uncertainty. Actual results may differ from the forecasts due to changes in the business environment.

(2)	The Company is a specified business company under “Cabinet Office Ordinance on Disclosure of Corporate Information, etc” Article 17-15 clause 2 and prepares the consolidated and non-consolidated financial statements for not the second quarter but the first half of the fiscal year.

Qualitative Information and Financial Statements

1.	Qualitative Information on Consolidated Operating Results

During the six months ending September 30, 2009, the Japanese economy saw a recovery in exports and production, backed by further progress with inventory adjustments and an end to the drop in overseas economies. However, while individual consumption was boosted by the effects of various economic measures, capital investment fell, the employment situation continued on a worsening trend, and conditions overall remained difficult.

Under these management conditions, results for the Group for the six months ended September 30, 2009, were as follows:

As a result of underwriting income of 931.6 billion yen (including net premiums written of 710.4 billion yen), investment income of 75.3 billion yen, and other ordinary income of 8.5 billion yen, ordinary income reached 1,015.6 billion yen. Ordinary expenses were 933.3 billion yen, including underwriting expenses of 764.5 billion yen (including net claims paid of 457.5 billion yen), investment expenses of 23.7 billion yen, operating expenses and general and administrative expenses of 140.9 billion yen, and other ordinary expenses of 4.1 billion yen.

As a result, ordinary profit increased by 87.5 billion yen compared to the same period in the previous year, to 82.2 billion yen. Net income for the period, obtained by adding/deducting extraordinary income, extraordinary losses, income taxes, etc. to ordinary profit, increased by 44.4 billion yen over the same period in the previous year, to 56.8 billion yen.

2.	Qualitative Information on Consolidated Financial Condition

Total assets as of September 30, 2009 were up 118.3 billion yen versus the end of the previous consolidated accounting year to 7,559.0 billion yen. Boosted by a rise in stock markets, unrealized gains on investments, net of tax were up, leading to a 232.7 billion yen increase in net assets versus the end of the previous year, to 1,255.7 billion yen.

3.	Qualitative Information on Consolidated Earnings Forecasts

The full-year consolidated earnings forecast calls for ordinary income of 1,950.0 billion yen, ordinary profits of 51.0 billion yen, and net income of 36.0 billion yen. Note that, in light of mid-term consolidated results and the outlook going forward, we have revised the forecast figures previously announced on May 20, 2009. Please refer to today’s (November 19, 2009) announcement “Notice regarding Revisions to Consolidated Earnings Forecast for the Fiscal Year Ending March 31, 2010” for details regarding those revisions.

The key assumptions behind the earnings forecast are as follows:

•	Forecast for net premiums written is based on proprietary forecasting, taking into consideration past trends and other factors.

•	We expect 13.0 billion yen in net claims (the total of net claims paid and provision for outstanding claims) related to natural disasters to be generated by our subsidiary, Mitsui Sumitomo Insurance Co., Ltd.

•	We are assuming that there will not be a significant fluctuation in interest rates, exchange rates, or stock markets after the end of September, 2009.

While our earnings forecast is based on the above assumptions, actual earnings may differ significantly from this forecast given the possibility of a natural disaster the magnitude of which exceeds our assumptions and other factors.

4.	Others

(1) Changes in Significant Subsidiaries during the Period (Changes in “Specified Subsidiaries” (Tokutei Kogaisha) affecting scope of consolidation):

Not applicable

(2) Changes in Accounting Policies, Procedures, and Method of Presentation Related to the Preparation of Quarterly Consolidated Financial Statements:

Not applicable

5.	Consolidated Financial Statements

(1)  Consolidated Balance Sheets

	As of September 30, 2009	As of March 31, 2009
Items	Amount	Amount
	(Yen in millions)

(ASSETS)
Cash deposits and savings	342,180	452,057
Call loans	38,800	31,900
Securities bought under resale agreements	39,990	—
Monetary claims bought	110,242	127,339
Money trusts	14,729	14,476
Investments in securities	5,433,398	5,110,839
Loans	761,247	768,400
Tangible fixed assets	259,193	262,662
Intangible fixed assets	77,671	74,497
Other assets	457,686	463,442
Deferred tax assets	32,909	141,831
Bad debts reserve	(8,991)	(6,737)

Total assets	7,559,058	7,440,709

(LIABILITIES)
Underwriting funds:	5,819,537	5,848,454
Outstanding claims	765,255	793,498
Underwriting reserves	5,054,281	5,054,956
Debentures	164,964	164,960
Other liabilities	214,893	300,724
Reserve for pension and retirement benefits	85,836	80,958
Reserve for pension and retirement benefits for officers and operating officers	2,277	2,409
Accrued bonuses for employees	9,627	12,365
Reserve under the special law:	2,882	4,240
Reserve for price fluctuation	2,882	4,240
Deferred tax liabilities	3,271	3,574

Total liabilities	6,303,289	6,417,688

(Net assets) Shareholders’ equity:
Common stock	100,000	100,000
Capital surplus	132,690	132,689
Retained earnings	572,038	527,578
Treasury stock	(4,668)	(4,644)
Total shareholders’ equity	800,059	755,623
Valuation and translation adjustments:
Unrealized gains on investments, net of tax	476,272	295,558
Deferred hedge gains (losses), net of tax	4,604	9,671
Foreign currency translation adjustments	(32,630)	(49,625)
Total valuation and translation adjustments	448,246	255,603
Minority interests	7,462	11,794

Total net assets	1,255,768	1,023,021

Total liabilities and net assets	7,559,058	7,440,709

(2)  Consolidated Statements of Income

	Six Months Ended	Six Months Ended
	September 30, 2008	September 30, 2009
Items	Amount	Amount
	(Yen in millions)

Ordinary income and expenses:
Ordinary income:	1,038,846	1,015,602
Underwriting income:	946,979	931,693
Net premiums written	757,008	710,469
Deposit premiums from policyholders	94,411	71,059
Investment income on deposit premiums from policyholders	25,655	27,767
Life insurance premiums	69,403	62,936
Reversal of outstanding claims	—	49,488
Reversal of underwriting reserves	—	8,436
Investment income:	89,408	75,325
Interest and dividends received	86,970	73,291
Investment gains on money trusts	23	499
Gains on sale of securities	14,707	7,754
Gains on derivative transactions	9,774	18,290
Transfer of investment income on deposit premiums from policyholders	(25,655)	(27,767)
Other ordinary income	2,458	8,583

Ordinary expenses:	1,044,114	933,368
Underwriting expenses:	827,413	764,528
Net claims paid	439,538	457,584
Loss adjustment expenses	40,990	39,026
Commission and collection expenses	126,387	121,372
Maturity refunds to policyholders	140,548	126,105
Life insurance claims	16,301	18,706
Provision for outstanding claims	49,467	—
Provision for underwriting reserves	13,022	—
Investment expenses:	60,730	23,725
Investment losses on money trusts	1,504	43
Losses on sale of securities	4,575	6,533
Losses on devaluation of securities	45,049	9,083
Operating expenses and general and administrative expenses	148,316	140,928
Other ordinary expenses:	7,654	4,186
Interest paid	705	1,192

Ordinary profit (losses)	(5,268)	82,234

Extraordinary income and losses:
Extraordinary income:	28,264	1,779
Gains on sale of fixed assets	985	421
Reversal of reserve under the special law	27,279	1,357
Reversal of reserve for price fluctuation	27,279	1,357
Extraordinary losses:	2,221	1,014
Losses on sale of fixed assets	1,559	834
Impairment losses on fixed assets	662	179

Income before income taxes	20,774	82,999
Income taxes — current	9,117	29,100
Refund of income taxes for prior periods	(7,307)	(13,950)
Income taxes — deferred	6,101	10,648
Total income taxes	—	25,798
Minority Interests	464	363

Net income	12,399	56,836

(3)  Interim Consolidated Statement of Changes in Net Assets

	Six Months Ended	Six Months Ended
	September 30, 2008	September 30, 2009
	(Yen in millions)

Shareholders’ equity
Common stock
Balance at end of last fiscal year	—	100,000
Interim changes
Increase due to share transfer	100,000	—

Total interim changes	100,000	—

Balance at end of Interim Period	100,000	100,000

Capital surplus
Capital reserve
Balance at end of last fiscal year	—	132,689
Interim changes
Increase due to share transfer	132,703	—
Disposition of treasury stock	(3)	0

Total interim changes	132,700	0

Balance at end of Interim Period	132,700	132,690

Retained earnings
Balance at end of last fiscal year	—	527,578
Interim changes
Increase due to share transfer	534,410	—
Changes due to application of the Practical Issues Task
Force Report No. 18	8,986	—
Dividends from surplus	(12,639)	(11,321)
Change of scope of consolidation	—	(1,055)
Interim net income	12,399	56,836

Total interim changes	543,157	44,459

Balance at end of Interim Period	543,157	572,038

Treasury stock
Balance at end of last fiscal year	—	(4,644)
Interim changes
Acquisition of treasury stock	(650)	(27)
Disposition of treasury stock	41	3

Total interim changes	(609)	(24)

Balance at end of Interim Period	(609)	(4,668)

Total shareholders’ equity
Balance at end of last fiscal year	—	755,623
Interim changes
Increase due to share transfer	767,113	—
Changes due to application of the Practical Issues Task Force Report No. 18	8,986	—
Dividends from surplus	(12,639)	(11,321)
Change of scope of consolidation	—	(1,055)
Interim net income	12,399	56,836
Acquisition of treasury stock	(650)	(27)
Disposition of treasury stock	38	4

Total interim changes	775,248	44,435

Balance at end of Interim Period	775,248	800,059

	Six Months Ending	Six Months Ending
	September 30, 2008	September 30, 2009
	(Yen in millions)

Valuation and translation adjustments
Unrealized gains on investments, net of tax
Balance at end of last fiscal year	—	295,558
Interim changes
Total interim changes in items other than shareholders’ equity (net)	639,967	180,714

Total interim changes	639,967	180,714

Balance at end of Interim Period	639,967	476,272

Deferred hedge gains (losses), net of tax
Balance at end of last fiscal year	—	9,671
Interim changes
Total interim changes in items other than shareholders’ equity (net)	(154)	(5,066)

Total interim changes	(154)	(5,066)

Balance at end of Interim Period	(154)	4,604

Foreign currency translation adjustments
Balance at end of last fiscal year	—	(49,625)
Interim changes
Total interim changes in items other than shareholders’ equity (net)	3,919	16,995

Total interim changes	3,919	16,995

Balance at end of Interim Period	3,919	(32,630)

Total valuation and translation adjustments
Balance at end of last fiscal year	—	255,603
Interim changes
Total interim changes in items other than shareholders’ equity (net)	643,733	192,643

Total interim changes	643,733	192,643

Balance at end of Interim Period	643,733	448,246

Minority interests
Balance at end of last fiscal year	—	11,794
Interim changes
Total interim changes in items other than shareholders’ equity (net)	13,547	(4,332)

Total interim changes	13,547	(4,332)

Balance at end of Interim Period	13,547	7,462

Total net assets
Balance at end of last fiscal year	—	1,023,021
Interim changes
Increase due to share transfer	767,113	—
Changes due to application of the Practical Issues Task Force	8,986	—
Dividends from surplus	(12,639)	(11,321)
Change of scope of consolidation	—	(1,055)
Interim net income	12,399	56,836
Acquisition of treasury stock	(650)	(27)
Disposition of treasury stock	38	4
Total interim changes in items other than shareholders’ equity (net)	657,280	188,311

Total interim changes	1,432,528	232,747

Balance at end of Interim Period	1,432,528	1,255,768

(4)  Notes regarding Going Concern Assumption

Not Applicable

6.	Financial Statements

(1)	Balance Sheets

	As of September 30,	As of September 30,
	2008	2009
	(Yen in millions)

ASSETS
Current assets
Cash and cash equivalents	406	460
Receivables	2,600	22,064
Deposits paid in subsidiaries and affiliates	7,305	1,406
Others	137	4

Total current assets	10,449	23,936

Fixed assets
Investments
Investments in affiliates	756,614	756,614

Total investments	756,614	756,614

Total fixed assets	756,614	756,614

Total assets	767,064	780,551

LIABILITIES
Current liabilities
Short-term debt from subsidiaries and affiliates	—	15,012
Tax payable	5	10
Accrued bonuses for employees	113	108
Others	142	345

Total current liabilities	262	15,476

Total liabilities	262	15,476

Net assets
Shareholders’ equity
Common stock	100,000	100,000
Capital surplus
Capital reserve	179,191	179,191
Other capital surplus	467,210	467,210

Total capital surplus	646,401	646,401

Retained earnings
Other retained earnings
Other retained earnings	25,069	23,317

Total retained earnings	25,069	23,317

Treasury stock	(4,668)	(4,644)

Total shareholders’ equity	766,802	765,074

Total net assets	766,802	765,074

Total liabilities and net assets	767,064	780,551

(2)	Statements of Income

		Six Months Ended
	Six Months Ended	September 30,
	September 30, 2008	2009
	(Yen in millions)

Operating income
Dividends received from affiliates	17,500	13,000
Fees and commissions received from affiliates	1,383	1,321

Total ordinary income	18,883	14,321

Operating expenses
Selling and general administrative expenses	1,224	1,270

Total operating expenses	1,224	1,270

Operating profit	17,659	13,050

Nonoperating income	8	84
Nonoperating losses	774	64

Ordinary profit	16,892	13,070

Income before income taxes	16,892	13,070

Income taxes	1	0
Refund of income taxes for prior periods	—	(2)

Total income taxes	1	(1)

Interim net income	16,890	13,072

(3)	Statement of Changes in Net Assets

		Six Months Ended
	Six Months Ended	September 30,
	September 30, 2008	2009
	(Yen in millions)

Shareholders’ equity
Common stock
Amount at end of last fiscal year	—	100,000
Interim changes
Increase due to share transfer	100,000	—

Total interim changes	100,000	—

Amount at end of interim period	100,000	100,000

Capital surplus
Capital reserve
Amount at end of last fiscal year	—	179,191
Interim changes
Increase due to share transfer	179,191	—

Total interim changes	179,191	—

Amount at end of interim period	179,191	179,191

Other capital surplus
Amount at end of last fiscal year	—	467,210
Interim changes	467,223	—
Increase due to share transfer	(3)	0

Disposition of treasury stock	467,220	0

Total interim changes	467,220	467,210

Amount at end of interim period
Retained earnings
Other retained earnings
Other retained earnings
Amount at end of last fiscal year	—	23,317
Interim changes
Dividends from surplus	—	(11,321)
Interim net income	16,890	13,072

Total interim changes	16,890	1,751

Amount at end of interim period	16,890	25,069

Treasury stock
Amount at end of last fiscal year	—	(4,644)
Interim changes
Acquisition of treasury stock	(650)	(27)
Disposition of treasury stock	41	3

Total interim changes	(609)	(24)

Amount at end of interim period	(609)	(4,668)

Total shareholders’ equity
Amount at end of last fiscal year	—	765,074
Interim changes
Increase due to share transfer	746,414	—
Dividends from surplus	—	(11,321)
Interim net income	16,890	13,072
Acquisition of treasury stock	(650)	(27)
Disposition of treasury stock	38	4

Total interim changes	762,693	1,727

Amount at end of interim period	762,693	766,802

(4)	Notes regarding Going Concern Assumption

Not Applicable

7.  Other Information

(1)	Summary of Consolidated Results of Operations

	Six Months Ended	Six Months Ended		Change
Items	September 30, 2008	September 30, 2009	Change	Ratio (%)
	(Yen in millions)

Ordinary Income and Expenses:
Underwriting income:	946,979	931,693	(15,286)	(1.6)
Net premiums written	757,008	710,469	(46,538)	(6.1)
Deposit premiums from policyholders	94,411	71,059	(23,352)	(24.7)
Life insurance premiums	69,403	62,936	(6,467)	(9.3)
Underwriting expenses:	827,413	764,528	(62,884)	(7.6)
Net claims paid	439,538	457,584	18,045	4.1
Loss adjustment expenses	40,990	39,026	(1,963)	(4.8)
Commission and collection expenses	126,387	121,372	(5,015)	(4.0)
Maturity refunds to policyholders	140,548	126,105	(14,443)	(10.3)
Life insurance claims	16,301	18,706	2,405	14.8

Investment income:	89,408	75,325	(14,082)	(15.8)
Interest and dividends received	86,970	73,291	(13,679)	(15.7)
Gains on sale of securities	14,707	7,754	(6,952)	(47.3)
Investment expenses:	60,730	23,725	(37,005)	(60.9)
Losses on sale of securities	4,575	6,533	1,958	42.8
Losses on devaluation of securities	45,049	9,083	(35,965)	(79.8)

Operating expenses and general and administrative expenses	148,316	140,928	(7,388)	(5.0)

Other ordinary income and expenses	(5,195)	4,397	9,592	—
Net income and losses from equity method investments	(4,687)	6,534	11,222	—

Ordinary profit (losses)	(5,268)	82,234	87,502	—

Extraordinary Income and Losses:
Extraordinary income	28,264	1,779	(26,485)	(93.7)
Extraordinary losses	2,221	1,014	(1,207)	(54.4)

Extraordinary income and losses	26,042	765	(25,277)	(97.1)

Income before income taxes	20,774	82,999	62,224	299.5
Income taxes — current	9,117	29,100	19,983	219.2
Refund of income taxes for prior periods	(7,307)	(13,950)	(6,642)	—
Income taxes — deferred	6,101	10,648	4,547	74.5
Total income taxes	—	25,798	—	—
Minority interests	464	363	(100)	(21.6)
Net income	12,399	56,836	44,437	358.4

<Excluding the Good Result Return (GRR) premiums of the automobile insurance “ModoRich.”>
Net premiums written	759,422	711,544	(47,877)	(6.3)

Consolidated

(2)  Premiums and Claims Paid by Line of Insurance

Direct Premiums Written by Lines of Insurance
(including Deposit premiums from policyholders)

	Six Months Ended September 30, 2008			Six Months Ended September 30, 2009
		Share	Change		Share
Lines of Insurance	Amount	%	%	Amount	%	Change
	(Yen in millions)

Fire and allied	160,041	17.8	(1.4)	156,501	18.7	(2.2)
Marine	62,815	7.0	0.0	49,965	6.0	(20.5)
Personal accident	146,937	16.4	(5.7)	124,744	14.9	(15.1)
Voluntary automobile	310,210	34.6	(3.0)	304,584	36.5	(1.8)
Compulsory automobile	75,973	8.5	(15.3)	64,329	7.7	(15.3)
liability Other	141,101	15.7	(8.3)	135,641	16.2	(3.9)

Total	897,079	100.0	(5.0)	835,767	100.0	(6.8)
Deposit premiums from policyholders	94,411	10.5	(6.9)	71,059	8.5	(24.7)

<Excluding the GRR premiums of the automobile insurance “ModoRich.”>
Voluntary automobile	312,624		(1.6)	305,659		(2.2)
Total	899,493		(4.5)	836,841		(7.0)

Net Premiums by Lines of Insurance

	Six Months Ended			Six Months Ended
	September 30, 2008			September 30, 2009
		Share	Change		Share	Change
Lines of Insurance	Amount	%	%	Amount	%	%
	(Yen in millions)

Fire and allied	111,525	14.7	(7.4)	108,095	15.2	(3.1)
Marine	52,911	7.0	(2.3)	39,912	5.6	(24.6)
Personal accident	72,011	9.5	(0.7)	70,405	9.9	(2.2)
Voluntary automobile	306,366	40.5	(2.6)	301,938	42.5	(1.4)
Compulsory automobile liability	83,082	11.0	(14.6)	67,572	9.5	(18.7)
Other	131,110	17.3	(5.2)	122,544	17.3	(6.5)

Total	757,008	100.0	(5.1)	710,469	100.0	(6.1)

< Excluding the GRR premiums of the automobile insurance “ModoRich.”>
Voluntary automobile	308,780		(1.2)	303,013		(1.9)
Total	759,422		(4.5)	711,544		(6.3)

Net Claims Paid by Lines of Insurance

	Six Months Ended			Six Months Ended
	September 30, 2008			September 30, 2009
		Share	Change		Share	Change
Lines of Insurance	Amount	%	%	Amount	%	%
	(Yen in millions)

Fire and allied	46,754	10.6	(4.5)	42,981	9.4	(8.1)
Marine	20,731	4.7	(5.1)	19,265	4.2	(7.1)
Personal accident	35,528	8.1	6.1	35,640	7.8	0.3
Voluntary automobile	190,581	43.4	0.3	190,516	41.6	(0.0)
Compulsory automobile liability	69,592	15.8	3.1	67,177	14.7	(3.5)
Other	76,349	17.4	15.1	102,003	22.3	33.6

Total	439,538	100.0	2.6	457,584	100.0	4.1

(Note)

1.	Since the Company was incorporated on April 1, 2008, figures of sections of “Change” for six months ended September 30, 2008 represent comparative figures against Mitsui Sumitomo Insurance Company, Limited (Consolidated), one of consolidated subsidiaries of the Company.

2.	Any figures are amounts before the off-set of intersegment transactions.

Consolidated

(3)  Securities (Marketable securities available for sale)

	As of September 30, 2009			As of March 31, 2009
	Acquisition			Acquisition
Items	Cost	Fair Value	Difference	Cost	Fair Value	Difference
	(Yen in millions)

Domestic bonds	2,185,251	2,240,160	54,908	2,119,615	2,154,062	34,446
Domestic stocks	781,445	1,496,429	714,983	788,984	1,280,211	491,226
Foreign securities	989,625	971,706	(17,919)	1,024,933	973,267	(51,665)
Others	112,249	115,935	3,686	122,191	119,662	(2,529)

Total	4,068,572	4,824,231	755,659	4,055,725	4,527,204	471,478

As of September 30, 2009	As of March 31, 2009

1. Others include beneficiary claims on loan trusts represented as monetary claims bought in the consolidated balance sheets.	1. Others include beneficiary claims on loan trusts represented as monetary claims bought in the consolidated balance sheets.
2. Impairment losses of marketable securities available for sale amount to 8,077 million yen.	2. Impairment losses of marketable securities available for sale amount to 106,810 million yen.
The Company and its domestic consolidated subsidiaries in principle recognize impairment losses on marketable securities if the fair value is declined by more than 30% of their cost or amortized cost.	The Company and its domestic consolidated subsidiaries in principle recognize impairment losses on marketable securities if the fair value is declined by more than 30% of their cost or amortized cost.

(Reference) Investment Conditions of Securitized Instruments and Exposure to the US Subprime Loan Losses

Managerial basis

1.	Investment Conditions of Specific Securitized Instruments

There were no US subprime loan instruments in the Investments/loans amount.

	As of September 30, 2009			As of March 31, 2009
	Amount of		Losses on
	Investments and		Devaluation	Amount of		Losses on
	Loans Note 1		Note 2	Investments and		Devaluation
	(Amount in	Valuation	(Including	Loans Note 1	Valuation	(Including
	Consolidated	Difference	Provision	(Amount in	Difference	Provision
	Balance	(Unrealized	for Impaired	Consolidated	(Unrealized	for Impaired
Category	Sheet)	Losses/Gains)	Losses)	Balance Sheet)	Losses/Gains)	Losses)
	(Units: 100 mil yen)

(1)RMBS	(Note 3) 1,353	15	—	1,389	(4)	—
Japan	1,321	14	—	1,355	(3)	—
Overseas	31	0	—	34	(0)	—
(2)ABS-CDO Note 4	1	(0)	—	0	(1)	(0)
AAA	—	—	—	—	—	—
AA	—	—	—	—	—	—
A	—	—	—	—	—	—
BBB or below	1	(0)	—	0	(1)	(0)
(3)CDO Note 4	125	(1)	—	129	(1)	—
CLO	125	(0)	—	129	(1)	—
AAA	125	(0)	—	129	(1)	—
AA	—	—	—	—	—	—
A	—	—	—	—	—	—
BBB or below	—	—	—	—	—	—
CBO	0	(0)	—	0	—	(0)
AAA	—	—	—	—	—	—
AA	—	—	—	—	—	—
A	—	—	—	—	—	—
BBB or below	0	(0)	—	0	—	(0)
Synthetic CDO	0	(0)	—	0	(0)	(2)
AAA	—	—	—	—	—	—
AA	—	—	—	—	—	—
A	—	—	—	—	—	—
BBB or below	0	(0)	—	0	(0)	(2)
(4)CMBS	163	(8)	—	164	(8)	—
Japan	163	(8)	—	164	(8)	—
Overseas	—	—	—	—	—	—
(5)ABCP	—	—	—	52	—	—
Portion composed by Mitsui Sumitomo Insurance Group	—	—	—	52	—	—
(6)SIV instruments	—	—	—	—	—	—
Portion composed by Mitsui Sumitomo Insurance Group	—	—	—	—	—	—
(7)LBO Loan	134	(Note 5) —	(1)	133	(Note 5) —	(12)
Japan	134	—	(1)	133	—	(12)
Overseas	—	—	—	—	—	—

(Note 1)	The above investments appear in the consolidated balance sheets as monetary claims bought, investments in securities, and loans.

(Note 2)	Losses on devaluation (Including Provision for Impaired losses) are for the six months ended September 30, 2009.

(Note 3)	Breakdown of credit ratings: AAA (133.4 billion yen), AA (1.9 billion yen)

(Note 4)	There are no hedge transactions in ABS-CDO and CDO instruments.

(Note 5)	Loans are recognized at the book values, so for the LBO loans the valuation differences are not shown.

(Note 6)	The figures of Mitsui Sumitomo MetLife Insurance Co., Ltd., accounted for under the equity method, are not included in the above table.

[Glossary]

•	Synthetic CDO: FSynthetic Collateralized Debt Obligations

•	ABCP: Asset-Backed Commercial Paper

•	ABS: Asset-Backed Securities

•	ABS-CDO: FCDOs backed by asset-backed securities

•	CBO: Collateralized Bond Obligation

•	CDO: Collateralized Debt Obligation

•	CLO: Collateralized Loan Obligation

•	CMBS: Commercial Mortgage-Backed Securities

•	LBO Loan: Leveraged Buyout Loan

•	RMBS: Residential Mortgage-Backed Securities

•	SIV: Structured Investment Vehicle

2.	Exposure to U.S. Subprime Loans

The exposure to U.S. Subprime Loans was 0.7 billion yen as of September 30, 2009.

Breakdown of U.S. Subprime related exposure:

		As of September 30, 2009		As of March 31, 2009
		Outstanding (Notional)	Exposure to U.S.	Outstanding (Notional)	Exposure to U.S.
		Par Amount	Subprime Loans	Par Amount	Subprime Loans
		(Units: billion yen)

Financial guarantee reinsurance	ABS-CDO	3.4	0.2 Note	5.2	0.5
	RMBS	0.5	0.5	0.6	0.6
Total			0.7		1.2

(Note)	Outstanding par amount of all the SPL-RMBSs contained in underlying assets of ABS CDOs referred here in excess of the amount of subordination (deductible), which is the amount we would be obligated to pay in the event all the SPL-RMBSs defaulted with no recovery, is 0.2 billion yen.

Overview of Business Results

I.	Summary of Business Results for the Six Months Ending September 30, 2009 (Net premiums written, ordinary profit, net income)

			Previous Interim	Current Interim
			Period	Period			Previous
			From April 1,	From April 1,			Fiscal Year
			2008 to	2009 to			From April 1,
			September 30,	September 30,	Increase/		2008 to
			2008	2009	Decrease	% Change	March 31, 2009
			(Unit: 100 million yen)

Net premium written (Note)	Consolidated		7,594	7,115	(478)	(6.3)%	14,510
	Mitsui Sumitomo	‚	6,424	6,082	(342)	(5.3)	12,393
	Insurance
Ordinary profit (or Ordinary loss)	Consolidated	ƒ	(52)	822	875	—	(130)
	Mitsui Sumitomo	„	352	709	357	101.3	255
	Insurance
Net income	Consolidated	…	123	568	444	358.4	81
	Mitsui Sumitomo	†	508	490	(18)	(3.6)	465
	Insurance
	Difference	‡	(384)	78	462	—	(383)
	Multiple(…÷†)	ˆ	0.24	1.16			0.18

(Note)	Net premium written excludes Good Result Return premiums of Mitsui Sumitomo Insurance Co., Ltd.’s proprietary auto insurance product “ModoRich”.

Breakdowns of Net Income

		Previous Interim	Current Interim
		Period	Period
		From April 1,	From April 1,
		2008 to	2009 to			Previous Fiscal Year
		September 30,	September 30,	Increase/		From April 1, 2008
Net Income (or Net Loss)		2008	2009	Decrease	% Change	to March 31, 2009
		(Unit: 100 million yen)

Consolidated		123	568	444	358.4%	81
Mitsui Sumitomo Insurance	‚	508	490	(18)	(3.6)	465
Overseas Non-Life Insurance Subsidiaries	ƒ	(268)	113	382	—	(229)
Mitsui Direct General Insurance	„	(4)	(4)	(0)	—	(15)
Mitsui Sumitomo Kirameki Life Insurance	…	0	0	0	145.1	0
Mitsui Sumitomo MetLife Insurance	†	(49)	64	113	—	(44)
Other	‡	3	2	(0)	(14.7)	2
Consolidated adjustment/Holding company	ˆ	(65)	(98)	(32)	—	(96)

(Note) ‚ through ‡ above are results before consolidation adjustment (the Company’s equity).

II.	Status of Non-life Insurance Subsidiaries

			Previous Interim	Current Interim			Previous Fiscal
			Period From	Period From			Year From
			April 1, 2008 to	April 1, 2009 to			April 1, 2008
			September 30,	September 30,	Increase/		to March 31,
			2008	2009	Decrease	% Change	2009
		(Unit: 100 million yen)

Non-Life Insurance
Net premiums written	Consolidated		7,594	7,115	(478)	(6.3)%	14,510
(Note 1)	Mitsui Sumitomo Insurance	‚	6,424	6,082	(342)	(5.3)	12,393
	Overseas Subsidiaries	ƒ	1,028	875	(153)	(14.9)	1,819
	(Asia)	„	382	334	(48)	(12.6)	707
	(Europe)	…	368	276	(91)	(24.8)	617
	(Americas)	†	130	136	6	4.9	239
	(Reinsurance)	‡	147	127	(20)	(13.7)	255
	Mitsui Direct	ˆ	140	157	16	11.9	296
	Mitsui Sumitomo	‰	508	490	(18)	(3.6)	465
	Insurance
Net income	Overseas Subsidiaries	Š	(268)	113	382	—	(229)
(or Net Loss)	(Asia)	(11)	30	48	18	63.0	29
(Note 2)	(Europe)	(12)	(348)	9	357	—	(313)
	(Americas)	(13)	10	12	1	13.8	11
	(Reinsurance)	(14)	38	42	4	10.7	41
	Mitsui Direct	(15)	(4)	(4)	(0)	—	(15)

(Note)

1.	Net premium written excludes Good Result Return premiums of Mitsui Sumitomo Insurance Co., Ltd.’s proprietary auto insurance product “ModoRich”.

2.	Figures in ‰ through (15) are prior to consolidation adjustments (the Company’s equity).

III.  Status of Life Insurance Subsidiaries

				Current
			Previous	Interim
			Interim	Period From			Previous
			Period	April 1,			Fiscal Year
			From	2009 to			From
			April 1,	September 30,	Increase/		April 1,
			2008	2009	Decrease	% Change	2008
			(Unit: 100 million yen)

Amount of new policies					<Compared to previous interim period>	<Compared to previous interim period>
Life Insurance
Mitsui Sumitomo	Individual insurance		8,228	7,906	(321)	(3.9)	16,204
Kirameki Life Insurance	Individual annuities	‚	181	165	(15)	(8.7)	334
Mitsui Sumitomo	Individual insurance	ƒ	140	5	(135)	(96.3)	542
MetLife Insurance	Individual annuities	„	2,932	2,402	(529)	(18.1)	5,386
Amount of Policies in Force					<Compared to period interim period>	<Compared to period interim period>
Mitsui Sumitomo	Individual insurance	…	85,676	89,165	2009	2.3	87,155
Kirameki Life
Insurance	Individual annuities	†	3,215	3,155	2	0.1	3,152
Mitsui Sumitomo	Individual insurance	‡	677	1,105	23	2.1	1,082
MetLife Insurance	Individual annuities	ˆ	25,464	28,089	4384	18.5	23,075
					<Compared to period interim period>	<Compared to period interim period>
Net income (or Net loss)		‰	(49)	64	113	—	(44	) (Note 1)
Mitsui Sumitomo Kirameki Life Insurance		Š	0	0	0	145.1	0	(Note 2)
Mitsui Sumitomo MetLife Insurance		(11)	(49)	64	113	—	(44)

(Note)

1.	Figures in ‰ through (11) are prior to consolidation adjustments (Company’s equity).

2.	Mitsui Sumitomo Kirameki Life Insurance Company, Limited increased its standard underwriting reserve by 0.9 billion yen in the six month period ended September 30, 2008, by 3.8 billion yen in the fiscal year ended March 31, 2009, and by 2.2 billion yen in the six month period ended September 30, 2009.

IV.	Result Forecast for Fiscal Year 2009

			Mitsui Sumitomo		Mitsui Sumitomo
			Insurance Group	(Change from	Insurance	(Change from
			Holdings (Consolidated)	Previous Year)	(Non-consolidated)	Previous Year)
			(Unit: 100 million yen)

Forecast	Direct premiums written (excluding deposit premiums from policy holders)	(1)			12,720	(1.8)%
	Net premiums written	(2)	14,000	(3.5)%	12,050	(2.8)%
	Ordinary profit	(3)	510	640	370	114
	Net income	(4)	360	278	270	(195)
	Dividend per share (annual)	(5)	54.00	—

(Note)	(1) and (2) are shown by the base of excluding Good Result Return premiums of the Company’s unique Automobile Insurance product “ModoRich” which contains a special clause related to premium adjustment and refund at maturity.

V.	Status of Mitsui Sumitomo Insurance Company, Limited (non-consolidated)

Figures in following charts excludes Good Result Return premiums of Mitsui Sumitomo Insurance Co., Limited’s proprietary automobile insurance product “ModoRich”, which contains a special clause related to premium adjustment and refund at maturity.

1.  Status of Underwriting Profit/losses

(1)	Underwriting Profit/losses

		Six Months Ended	Six Months Ended
		September 30,	September 30,		Increase
		2008	2009	Change	ratio
		(Yen in hundred millions)

(+) Net premiums written		6,424	6,082	(342)	(5.3)%
(−) Net claims paid	‚	3,868	3,744	(124)	(3.2)
(−) Loss adjustment expenses	ƒ	379	361	(17)	(4.7)
(−) Commission and collection expenses	„	1,068	1,037	(31)	(3.0)
(−) Operating expenses and general and administrative expenses related to underwriting	…	1,049	990	(59)	(5.6)
Underwriting balance	†	59	(50)	(109)	(185.0)
(−) Provision for outstanding claims	‡	(18)	(203)	(185)	—
(−) Provision for underwriting reserve	ˆ	42	(188)	(231)	(541.6)
(−) Provision for catastrophe reserve	‰	(140)	15	155	—
(+) Other	Š	60	41	(19)	(31.5)
Underwriting profit/losses	(11)	234	368	133	56.7
Ratios
Net loss ratio	(12)	66.1%	67.5%	1.4%
Net expense ratio	(13)	33.0%	33.3%	0.3%
Combined ratio	(14)	99.1%	100.8%	1.7%
Incurred loss ‚+‡	(15)	3,850	3,540	(309)	(8.0)

(Supplement: compulsory automobile liability excluded)
Net premiums written	(16)	5,595	5,408	(186)	(3.3)
Ratios
Net loss ratio	(17)	62.5%	62.5%	0.0%
Net expense ratio	(18)	34.7%	34.5%	(0.2)%
Combined ratio	(19)	97.2%	97.0%	(0.2)%

(Note)

1.	Net loss ration = (Net claims paid + Loss adjustment expenses) / Net premiums written × 100

2.	Net expense ratio = (Commission and collection expenses + Operating expenses and general and administrative expenses regarding underwriting) / Net premiums written × 100

3.	Combined ratio = Net loss ratio + Net expense ratio

(2)	Premiums

					Direct Premiums Written (Excluding
	Net Premiums Written				Deposit Premiums from Policyholders)
	Six Months Ended		Six Months Ended		Six Months Ended		Six Months Ended
Period	September 30, 2008		September 30, 2009		September 30, 2008		September 30, 2009
		Increase		Increase		Increase		Increase
Line of business	Amount	Ratio (%)	Amount	Ratio (%)	Amount	Ratio (%)	Amount	Ratio (%)
	(Yen in hundred millions)

Fire	873	(1.2)%	876	0.3%	1,071	(1.2)%	1,087	1.5%
Marine	354	(3.7)	266	(24.8)	439	(0.3)	344	(21.7)
Personal accident	679	(0.8)	674	(0.7)	702	(1.2)	697	(0.7)
Voluntary automobile	2,728	(1.8)	2,663	(2.4)	2,728	(1.9)	2,668	(2.2)
Compulsory automobile liability	829	(14.6)	674	(18.7)	759	(15.3)	643	(15.3)
Other	958	(1.8)	926	(3.4)	980	(2.8)	976	(0.3)

Total	6,424	(3.6)	6,082	(5.3)	6,681	(3.5)	6,418	(3.9)

(3)	Net Claims Paid

	Six Months Ended
Period	September 30, 2008			Six Months Ended September 30, 2009
		Increase	Net Loss		Increase	Net Loss	Difference
Line of business	Amount	Ratio (%)	Ratio (%)	Amount	Ratio (%)	Ratio (%)	(%)
	(Yen in hundred millions)

Fire	337	(11.6)%	41.0%	324	(3.9)%	39.2	(1.8)%
Marine	150	(16.2)	45.4	144	(4.3)	57.4	12.0
Personal accident	338	6.6	56.9	346	2.4	57.6	0.7
Voluntary automobile	1,711	(0.4)	70.6	1,695	(0.9)	71.4	0.8
Compulsory automobile liability	695	3.1	90.3	670	(3.5)	107.5	17.2
Other	635	16.2	69.6	563	(11.4)	64.1	(5.5)

Total	3,868	1.3	66.1	3,744	(3.2)	67.5	1.4

(Note) Net loss ratio is calculated by adding loss adjustment expenses to net claims paid.

(Supplement) Status of Natural Disasters

	Six Months Ended September 30, 2008			Six Months Ended September 30, 2009
	Total			Total
	Incurred	Net Claims	Outstanding	Incurred	Net Claims	Outstanding
	Loss	Paid	Claims	Loss	Paid	Claims
	(Yen in hundred millions)

Fire	26	6	19	21	12	9
Voluntary automobile	24	16	7	10	10	0
Other	5	0	4	3	1	1

Total	55	24	31	35	24	11

(Note) Above figures relate to natural disasters that occurred during the respective periods. Net claims paid, including those for natural disasters that occurred prior to the periods are, ¥39 hundred million (Fire: ¥16 hundred million, Automobile: ¥17 hundred million, Other: ¥5 hundred million) for the six months ended September 30, 2008, and ¥28 hundred million (Fire: ¥14 hundred million, Automobile: ¥10 hundred million, Other: ¥3 hundred million) for the six months ended September 30, 2009.

(4)	Operating Expenses

		Six Months
		Ended	Six Months Ended September 30, 2009
		September 30,			Increase
		2008		Increase	(Decrease)
<Operating Expenses>		Amount	Amount	(Decrease)	Ratio (%)
		(Yen in hundred millions)

Personnel expenses		770	773	2	0.3%
Non-personnel expenses	‚	646	565	(81)	(12.6)
Tax,	ƒ	74	68	(6)	(8.7)

Total	„	1,492	1,406	(85)	(5.7)

(Note) Total company expenses = Loss adjustment expenses + Operating expenses and general and administrative expenses

		Six Months
		Ended	Six Months Ended September 30, 2009
		September 30,			Increase
		2008		Increase	(Decrease)
<Operating Expenses Related to Underwriting>		Amount	Amount	(Decrease)	Ratio (%)
		(Yen in hundred millions)

Operating expenses and general and administrative expenses	…	1,049	990	(59)	(5.6)%
Commission and collection expenses	†	1,068	1,037	(31)	(3.0)

Total	‡	2,118	2,027	(90)	(4.3)

Net expense ratio	ˆ	33.0%	33.3%	0.3%

(5)	Outstanding Claims

	Six Months Ended		Six Months Ended
	September 30, 2008		September 30, 2009
	Balance	Increase	Balance	Increase
	(Yen in hundred millions)

Fire	516	33	459	(8)
Marine	295	2	277	(11)
Personal accident	486	16	532	15
Voluntary automobile	2,764	19	2,557	(31)
Compulsory automobile liability	484	(13)	481	(10)
Other	1,336	(76)	1,084	(155)

Total	5,883	(18)	5,391	(203)

(6)	Catastrophe Reserve

	Six Months Ended		Six Months Ended
	September 30, 2008		September 30, 2009
		Ratio to			Ratio to
		Net Premiums			Net Premiums
	Balance	Written (%)	Balance	Increase	Written (%)
	(Yen in hundred millions)

Fire	1,930	112.6%	2,087	78	121.5%
Marine	591	83.3	612	10	114.9
Personal accident	853	62.8	809	(1)	60.0
Voluntary automobile	191	3.5	85	(88)	1.6
Other	1,216	63.4	1,238	16	66.8

Total	4,782	42.9	4,833	15	44.8

(Note) (Note) Ratio to net premiums written shows the ratio of balance to net premiums written (excluding premiums for earthquake insurance, compulsory automobile liability insurance and good result return of “ModoRich”). Ratio to net premiums written at the interim period is calculated by doubling net premiums paid.

2.	Status of Investment and Other Ordinary Profit/losses

		Six Months	Six Months
		Ended	Ended
		September 30,	September 30,		Increase
		2008	2009	Change	Ratio (%)
		(Yen in hundred millions)

(+) Interest and dividends received		729	639	(90)	(12.4)%
(−) Transfer of investment income on deposit premiums	‚	256	277	21	8.2
Net interest and dividends received	ƒ	473	361	(111)	(23.6)
(+) Gains/losses on sale of securities	„	101	1	(99)	(98.4)
(−) Gains/losses on devaluation of securities	…	424	80	(343)	(81.0)
(+) Gains/losses on devaluation of securities	†	97	191	94	97.7
(+) Other	‡	(118)	(126)	(8)	—

Total status of investment and other ordinary profit/losses	ˆ	128	347	219	170.1

3.	Ordinary Profit, Extraordinary Profit/losses, Interim Net Profit

		Six Months	Six Months
		Ended	Ended
		September 30,	September 30,		Increase
		2008	2009	Change	Ratio (%)
		(Yen in hundred millions)

(+) Ordinary profit		352	709	357	101.3%
(+) Extraordinary profit/losses	‚	261	9	(252)	(96.5)
(profit/losses concerning reserve for price fluctuation)	ƒ	273	14	(259)	(94.6)
Interim net profit before income taxes	„	613	718	105	17.1
(−) Income taxes	…	105	228	123	117.7
Interim net profit	†	508	490	(18)	(3.6)

[ Summary of Business Results for Primary Consolidated Subsidiaries ]

(Reference: Mitsui Sumitomo Insurance Co., Ltd., non-consolidated)

Non-consolidated Quarterly Balance Sheets

		As of March 31, 2009
		(Summarized
		Balance Sheet
	As of	for the Previous
Items	September 30, 2009	Business Year)
	(Yen in millions)

ASSETS
Cash deposits and savings	191,731	243,868
Call loans	38,800	31,900
Securities bought under resale agreements	39,990	—
Monetary claims bought	103,972	122,658
Money trusts	14,666	14,421
Investments in securities	4,314,322	4,095,321
Loans	732,154	754,645
Tangible fixed assets	242,550	247,624
Intangible fixed assets	5,481	3,535
Other assets	323,734	330,293
Deferred tax assets	25,490	133,081
Customers’ liabilities under acceptances and guarantees	5,043	5,527
Bad debts reserve	(7,765)	(5,531)

Total assets	6,030,172	5,977,347

LIABILITIES
Underwriting funds	4,438,290	4,508,974
Outstanding claims	539,145	559,493
Underwriting reserves	3,899,145	3,949,481
Bonds	164,964	164,960
Other liabilities	174,947	261,397
Income tax payable	28,701	23,278
Lease obligations	940	1,232
Other liabilities	145,306	236,886
Reserve for pension and retirement benefits	84,300	79,553
Reserve for pension and retirement benefits for officers and operating officers	2,184	2,311
Accrued bonuses for employees	8,083	10,317
Reserve under special law	1,395	2,871
Reserve for price fluctuation	1,395	2,871
Liabilities under acceptances and guarantees	5,043	5,527

Total liabilities	4,879,209	5,035,915

Net assets
Common stock	139,595	139,595
Capital surplus	93,107	93,107
Retained earnings	450,840	414,809
Total shareholders’ equity	683,543	647,512
Unrealized gains on investments, net of tax	462,814	284,248
Deferred hedge gains or losses	4,604	9,671
Total valuation and translation adjustment	467,418	293,919
Total net assets	1,150,962	941,431

Total liabilities and net assets	6,030,172	5,977,347

(Reference: Mitsui Sumitomo Insurance Co., Ltd., non-consolidated)

Non-consolidated Statements of Income

	Six Months Ended	Six Months Ended
	September 30, 2008	September 30, 2009
Items	Amount	Amount
	(Yen in millions)

Ordinary income:	876,263	841,812
Underwriting income:	799,935	776,768
Net premiums written	640,062	607,189
Deposit premiums from policyholders	94,411	71,059
Investment income on deposit premiums from policyholders	25,648	27,761
Reversal of outstanding claims	1,808	20,347
Reversal of underwriting reserves	37,960	50,336
Investment income:	73,302	63,077
Interest and dividends received	72,990	63,939
Investment gains on money trusts	23	499
Gains on sale of securities	13,391	5,418
Transfer of investment income on deposit premiums	(25,648)	(27,761)
from policyholders
Other ordinary income	3,025	1,967

Ordinary expenses:	841,009	770,841
Underwriting expenses:	672,606	641,540
Net claims paid	386,839	374,417
Loss adjustment expenses	37,906	36,111
Commission and collection expenses	106,869	103,708
Maturity refunds to policyholders	140,548	126,105
Investment expenses:	55,266	20,746
Investment losses on money trusts	1,504	43
Losses on sale of securities	3,284	5,253
Losses on devaluation of securities	42,470	8,073
Operating expenses and general and administrative expenses	111,325	104,569
Other ordinary expenses:	1,811	3,985
Interest paid	721	1,188

Ordinary profit	35,253	70,971

Extraordinary income:	28,348	1,850
Extraordinary losses:	2,216	931

Income before income taxes	61,386	71,890
Income taxes — current	7,361	27,233
Refund of income taxes for prior periods	(7,307)	(13,947)
Income taxes — deferred	10,446	9,573
Total income taxes	—	22,859

Net income	50,885	49,031

(Reference: Mitsui Sumitomo Insurance Co., Ltd., non-consolidated)

Status of Income/losses on the Current Quarter (Interim Period)

	Six Months Ended	Six Months Ended
	September 30, 2008	September 30, 2009
	(From April 1, 2008	(From April 1, 2009	Increase/
Category	to September 30, 2008)	to September 30, 2009)	Decrease	% Change
	(Yen in millions)

Direct premiums written including deposit premiums from policyholders	760,186	711,849	(48,337)	(6.4)%
Direct premiums written	665,775	640,790	(24,985)	(3.8)

Ordinary income and losses
Underwriting income	799,935	776,768	(23,167)	(2.9)
Net premiums written	640,062	607,189	(32,872)	(5.1)
Deposit premiums from policyholders	94,411	71,059	(23,352)	(24.7)
Underwriting expenses	672,606	641,540	(31,066)	(4.6)
Net claims paid	386,839	374,417	(12,421)	(3.2)
Loss adjustment expenses	37,906	36,111	(1,794)	(4.7)
Commissions and collection expenses	106,869	103,708	(3,161)	(3.0)
Maturity refunds to policyholders	140,548	126,105	(14,443)	(10.3)

Investment income	73,302	63,077	(10,225)	(14.0)
Interest and dividends received	72,990	63,939	(9,051)	(12.4)
Gains on sales of securities	13,391	5,418	(7,973)	(59.5)
Investment expenses	55,266	20,746	(34,520)	(62.5)
Losses on sales of securities	3,284	5,253	1,969	60.0
Losses on devaluation of securities	42,470	8,073	(34,397)	(81.0)

Operating expenses and general and administrative expenses	111,325	104,569	(6,755)	(6.1)
Operating and general and administrative expenses associated with underwriting	104,956	99,044	(5,912)	(5.6)

Other ordinary income or losses	1,213	(2,018)	(3,232)	(266.2)

Ordinary profit	35,253	70,971	35,717	101.3
Underwriting profit	23,498	36,814	13,315	56.7

Extraordinary income and losses
Extraordinary income	28,348	1,850	(26,497)	(93.5)
Extraordinary losses	2,216	931	(1,284)	(58.0)

Extraordinary income or losses	26,132	919	(25,212)	(96.5)

Interim net income before tax	61,386	71,890	10,504	17.1
Income taxes — current	7,361	27,233	19,872	269.9
Refund of income taxes for prior periods	(7,307)	(13,947)	(6,640)	—
Income taxes — deferred	10,446	9,573	(873)	(8.4)
Total income taxes	—	22,859	—	—
Net income	50,885	49,031	(1,854)	(3.6)

Ratios
Net loss ratio	66.4%	67.6%
Net expense ratio	33.1	33.4

<Excluding the Good Result Return premiums of the automobile insurance “ModoRich”.>
Direct premiums written including deposit premiums from policyholders	762,600	712,924	(49,676)	(6.5)%
Direct premiums written	668,189	641,865	(26,324)	(3.9)
Net premiums written	642,475	608,264	(34,211)	(5.3)
Net loss ratio	66.1%	67.5%
Net expense ratio	33.0	33.3

(Note)

1.	Underwriting profit = Underwriting income − (Underwriting expenses + Operating and general and administrative expenses associated with underwriting) ± Other income and expenses Please note that other income and expenses consists of the corporate tax on compulsory auto liability insurance, etc.

2.	Net Loss ratio = (Net claims paid + Loss adjustment expenses) / Net premiums written × 100

3.	Net expense ratio = (Commissions and collection expenses + Operating and general and administrative expenses associated with underwriting) / Net premiums written × 100

(Reference: Mitsui Sumitomo Insurance Co., Ltd., non-consolidated)

Premiums and Claims Paid by Line

Original Net Premiums (Excluding Deposit Premiums from Policyholders)

	Six Months Ended September 30, 2008			Six Months Ended September 30, 2009
	(From April 1, 2008 to September 30, 2008)			(From April 1, 2009 to September 30, 2009)
			% Change			% Change
Lines of Insurance	Amount	% of Total	Y/Y	Amount	% of Total	Y/Y
	(Yen in millions)			(Yen in millions)

Fire	107,138	16.1	(1.2)	108,783	17.0	1.5
Marine	43,944	6.6	(0.3)	34,407	5.4	(21.7)
Personal accident	70,273	10.6	(1.2)	69,758	10.9	(0.7)
Voluntary automobile	270,445	40.6	(3.5)	265,812	41.5	(1.7)
Compulsory automobile liability	75,973	11.4	(15.3)	64,329	10.0	(15.3)
Others	98,000	14.7	(2.8)	97,697	15.2	(0.3)

Total	665,775	100.0	(4.1)	640,790	100.0	(3.8)
Deposit premiums from policyholders	94,411		(6.9)	71,059		(24.7)

<Excluding the Good Result Return premiums of the automobile insurance “ModoRich”.>
Voluntary automobile	272,859		(1.9)	266,887		(2.2)
Total	668,189		(3.5)	641,865		(3.9)

Net Premiums Written

	Six Months Ended September 30, 2008			Six Months Ended September 30, 2009
	(From April 1, 2008 to September 30, 2008)			(From April 1, 2009 to September 30, 2009)
			% Change			% Change
Lines of Insurance	Amount	% of Total	Y/Y	Amount	% of Total	Y/Y
	(Yen in millions)			(Yen in millions)

Fire	87,380	13.7	(1.2)	87,683	14.4	0.3
Marine	35,492	5.5	(3.7)	26,674	4.4	(24.8)
Personal accident	67,931	10.6	(0.8)	67,483	11.1	(0.7)
Voluntary automobile	270,399	42.2	(3.4)	265,258	43.7	(1.9)
Compulsory automobile liability	82,959	13.0	(14.6)	67,442	11.1	(18.7)
Others	95,898	15.0	(1.8)	92,647	15.3	(3.4)

Total	640,062	100.0	(4.3)	607,189	100.0	(5.1)

<Excluding the Good Result Return premiums of the automobile insurance “ModoRich”.>
Voluntary automobile	272,813		(1.8)	266,333		(2.4)
Total	642,475		(3.6)	608,264		(5.3)

Net Claims Paid

	Six Months Ended September 30, 2008			Six Months Ended September 30, 2009
	(From April 1, 2008 to September 30, 2008)			(From April 1, 2009 to September 30, 2009)
		% Change	Net Loss		% Change	Net Loss
Lines of Insurance	Amount	Y/Y	Ratio (%)	Amount	Y/Y	Ratio (%)
	(Yen in millions)			(Yen in millions)

Fire	33,721	(11.6)	41.0	32,419	(3.9)	39.2
Marine	15,062	(16.2)	45.4	14,416	(4.3)	57.4
Personal accident	33,850	6.6	56.9	34,649	2.4	57.6
Voluntary automobile	171,158	(0.4)	71.2	169,539	(0.9)	71.6
Compulsory automobile liability	69,504	3.1	90.3	67,070	(3.5)	107.5
Others	63,541	16.2	69.6	56,321	(11.4)	64.1

Total	386,839	1.3	66.4	374,417	(3.2)	67.6

<Excluding the Good Result Return premiums of the automobile insurance “ModoRich”.>
Voluntary automobile	171,158	(0.4)	70.6	169,539	(0.9)	71.4
Total	386,839	1.3	66.1	374,417	(3.2)	67.5

(Note) The net loss ratio is calculated by adding the loss adjustment expenses to net claims paid.

(Reference: Mitsui Sumitomo Insurance Co., Ltd., non-consolidated)

Solvency Margin Ratio

Domestic insurance companies calculate solvency margin ratio based on Ministry of Finance Notification No. 50, dated 1996 and on Articles 86 and 87 of the Ordinance for Enforcement of the Insurance Business Law.

Insurance companies provide for reserves to cover payment of insurance claims for covered risks. However, it is essential to maintain sufficient capacity to enable payment even when risks exceeding those normally foreseen occur, such as the occurrence of a major disaster or a large decline in the price of assets held by the insurance company.

It is the solvency margin ratio ((C) in the table below) that serves as an indicator of the capacity to pay the “Total amount of risk” ((B) in the table below), which expresses risks exceeding those normally foreseen, with capital, reserves, and other funds held by the insurance company (namely, the total amount for the solvency margin ((A) in the table below). This ratio is calculated based on the Insurance Business Law and other related laws.

The solvency margin ratio is one objective measure used by administrative authorities in monitoring insurance companies. The company is deemed to have sufficient capacity to pay insurance claims and other expenses if the ratio is 200% or higher.

	As of	As of
	September 30, 2009	March 31, 2009
	(Yen in millions)

(A) Total solvency margin	2,169,326	1,857,520
Shareholders’ equity	678,043	634,512
Reserves for price fluctuations	1,395	2,871
Contingency reserves	1,500	1,292
Catastrophe reserves	566,197	562,522
General bad debt reserves	1,161	1,350
Difference on valuation of other securities (before adjustment for tax credits)	651,851	400,349
Latent gains (losses) on land	72,960	83,820
Reversal of excess reserves	—	—
Debt financing, etc.	—	—
Other deductions	30,583	31,083
Other	226,799	201,886
(B) Total amount of risk	543,003	536,176
General insurance risk (R1)	76,774	77,100
Third sector insurance risk (R2)	20	12
Assumed interest rate risk (R3)	6,603	6,625
Asset investment risk (R4)	293,947	281,114
Business management risk (R5)	11,963	11,826
Major disaster risk (R6)	220,831	226,455
(C) Solvency margin ratio [(A)/{(B)×1/2}]×100	799.0%	692.8%

(Reference: Mitsui Direct General Insurance Co., Ltd., non-consolidated)

Non-consolidated Interim Balance Sheets

		As of March 31, 2009
		(Summarized
		Balance Sheet
	As of	for the Previous
Items	September 30, 2009	Business Year)
	(Yen in millions)

ASSETS
Cash deposits and savings	2,607	3,328
Call loans	—	—
Monetary claims bought	—	—
Money trusts	—	—
Investments in securities	28,264	25,866
Loans	—	—
Tangible fixed assets	184	216
Intangible fixed assets	2,222	2,679
Other assets	4,089	4,740
Deferred tax assets	—	—
Customers’ liabilities under acceptances and guarantees	—	—
Bad debts reserve	(0)	(1)

Total assets	37,366	36,829

LIABILITIES
Underwriting funds	31,443	29,798
Outstanding claims	13,282	11,542
Underwriting reserves	18,161	18,255
Short-term bonds	—	—
Bonds	—	—
Other liabilities	757	1,276
Income tax payable	90	102
Lease obligations	—	—
Other liabilities	667	1,173
Reserve for pension and retirement benefits	—	—
Reserve for pension and retirement benefits for officers and operating officers	—	—
Accrued bonuses for employees	154	216
Reserve under special law	10	8
Reserve for price fluctuation	10	8
Deferred tax liabilities	78	36
Liabilities under acceptances and guarantees	—	—
Total liabilities	32,444	31,336

Net assets
Common stock	30,000	30,000
Capital surplus	—	—
Retained earnings	(25,215)	(24,571)
Treasury stock	—	—
Total shareholders’ equity	4,784	5,428
Unrealized gains on investments, net of tax	138	64
Deferred hedge losses (gains)	—	—
Total valuation and translation adjustment	138	64
Total net assets	4,922	5,493

Total liabilities and net assets	37,366	36,829

(Reference: Mitsui Direct General Insurance Co., Ltd., non-consolidated)

Non-consolidated Statements of Income

	Six Months Ended	Six Months Ended
	September 30, 2008	September 30, 2009
Items	Amount	Amount
	(Yen in millions)

Ordinary income:	14,320	15,951
Underwriting income:	14,230	15,852
Net premiums written	14,080	15,751
Deposit premiums from policyholders	—	—
Investment income on deposit premiums from policyholders	7	6
Reversal of underwriting reserves	141	94
Investment income:	89	97
Interest and dividends received	94	102
Investment gains on money trusts	—	—
Gains on sale of securities	2	0
Transfer of investment income on deposit premiums from policyholders	(7)	(6)
Other ordinary income	1	1

Ordinary expenses:	14,942	16,582
Underwriting expenses:	11,045	12,614
Net claims paid	7,992	9,694
Loss adjustment expenses	1,023	1,044
Commission and collection expenses	130	135
Maturity refunds to policyholders	—	—
Provision for outstanding claims	1,899	1,739
Provision for underwriting reserves	—	—
Investment expenses:	—	—
Investment losses on money trusts	—	—
Losses on sale of securities	—	—
Losses on devaluation of securities	—	—
Operating expenses and general and administrative expenses	3,882	3,967
Other ordinary expenses:	14	0
Interest paid	—	—

Ordinary losses	621	630

Extraordinary income:	—	0
Extraordinary losses:	3	7

Losses before income taxes	624	637
Income taxes — current	6	6
Income taxes — deferred	—	—
Total income taxes	—	6

Net losses	631	644

(Reference: Mitsui Direct General Insurance Co., Ltd., non-consolidated)

Status of Income/losses on the Current Quarter (Interim Period)

	Six Months Ended	Six Months Ended
	September 30, 2008	September 30, 2009
	(From April 1, 2008	(From April 1, 2009	Increase/
Category	to September 30, 2008)	to September 30, 2009)	Decrease	% Change
	(Yen in millions)

Direct premiums written including deposit premiums from policyholders	14,001	15,672	1,670	11.9%
Direct premiums written	14,001	15,672	1,670	11.9

Ordinary income and loss
Underwriting income	14,230	15,852	1,622	11.4
Net premiums written	14,080	15,751	1,670	11.9
Deposit premiums from policyholders	—	—	—	—
Underwriting expenses	11,045	12,614	1,568	14.2
Net claims paid	7,992	9,694	1,702	21.3
Loss adjustment expenses	1,023	1,044	20	2.0
Commissions and collection expenses	130	135	5	4.3
Maturity refunds to policyholders	—	—	—	—

Investment income	89	97	7	8.5
Interest and dividends received	94	102	8	8.5
Gains on sales of securities	2	0	(1)	(66.5)
Investment expenses	—	—	—	—
Losses on sales of securities	—	—	—	—
Losses on devaluation of securities	—	—	—	—

Operating expenses and general and administrative expenses	3,882	3,967	85	2.2
Operating and general and administrative expenses associated with underwriting	3,877	3,963	86	2.2

Other ordinary income	(13)	1	14	—

Ordinary profit	(621)	(630)	(8)	—
Underwriting profit	(692)	(725)	(33)	—

Extraordinary income and losses
Extraordinary income	—	0	0	—
Extraordinary losses	3	7	4	152.8

Extraordinary income or losses	(3)	(7)	(4)	—

Interim net income before tax or interim net losses before tax	(624)	(637)	(12)	—
Income taxes — current	6	6	0	0.3
Income taxes — deferred	—	—	—	—
Total income taxes	—	6	—	—
Net income or losses	(631)	(644)	(12)	—

Ratios
Net loss ratio	64.0%	68.2%
Net expense ratio	28.5	26.0

(Note)

1.	Underwriting profit = Underwriting income − (Underwriting expenses + Operating and general and administrative expenses associated with underwriting) ± Other income and expenses Please note that other income and expenses consists of the corporate tax on compulsory auto liability insurance, etc.

2.	Net loss ratio = (Net claims paid + Loss adjustment expenses)/Net premiums written × 100

3.	Net expense ratio = (Commissions and collection expenses + Operating and general and administrative expenses associated with underwriting)/Net premiums written × 100

(Reference: Mitsui Direct General Insurance Co., Ltd., non-consolidated)

Premiums and Claims by Line

Direct Premiums Written (Excluding Deposit Premiums from Policyholders)

	Six Months Ended September 30, 2008			Six Months Ended September 30, 2009
	(From April 1, 2008 to September 30, 2008)			(From April 1, 2009 to September 30, 2009)
			% Change			% Change
Lines of Insurance	Amount	% of Total	Y/Y	Amount	% of Total	Y/Y
	(Yen in millions)			(Yen in millions)

Fire	—	—	—	—	—	—
Marine	—	—	—	—	—	—
Personal accident	36	0.3	227.1	61	0.4	68.7
Voluntary automobile	13,965	99.7	11.0	15,610	99.6	11.8
Compulsory automobile liability	—	—	—	—	—	—
Others	—	—	—	—	—	—

Total	14,001	100.0	11.2	15,672	100.0	11.9

Deposit premiums from policyholders	—		—	—		—

Net Premiums Written

	Six Months Ended September 30, 2008			Six Months Ended September 30, 2009
	(From April 1, 2008 to September 30, 2008)			(From April 1, 2009 to September 30, 2009)
			% Change			% Change
Lines of Insurance	Amount	% of Total	Y/Y	Amount	% of Total	Y/Y
	(Yen in millions)			(Yen in millions)

Fire	—	—	—	—	—	—
Marine	—	—	—	—	—	—
Personal accident	36	0.2	227.1	61	0.4	68.7
Voluntary automobile	13,921	98.9	10.9	15,560	98.8	11.8
Compulsory automobile liability	122	0.9	8.1	129	0.8	5.4
Others	—	—	—	—	—	—

Total	14,080	100.0	11.1	15,751	100.0	11.9

Net Claims Paid

	Six Months Ended September 30, 2008			Six Months Ended September 30, 2009
	(From April 1, 2008 to September 30, 2008)			From April 1, 2009 to September 30, 2009)
		% Change	Net Loss		% Change	Net Loss
Lines of Insurance	Amount	Y/Y	Ratio (%)	Amount	Y/Y	Ratio (%)
	(Yen in millions)			(Yen in millions)

Fire	—	—	—	—	—	—
Marine	—	—	—	—	—	—
Personal accident	13	48.0	46.1	20	52.8	47.3
Voluntary automobile	7,890	19.1	64.0	9,567	21.3	68.1
Compulsory automobile liability	87	16.9	71.6	106	20.8	82.0
Others	—	—	—	—	—	—

Total	7,992	19.2	64.0	9,694	21.3	68.2

(Note) The net loss ratio is calculated by adding the loss adjustment expenses to net claims paid.

(Reference: Mitsui Direct General Insurance Co., Ltd., non-consolidated)

Solvency Margin Ratio

	As of	As of
	September 30, 2009	March 31, 2009
	(Yen in millions)

(A) Total solvency margin	5,494	6,473
Shareholders’ equity	4,784	5,428
Reserves for price fluctuations	10	8
Contingency reserves	0	0
Catastrophic loss reserves	505	944
General bad debt reserves	0	0
Difference on valuation of other securities (before adjustment for tax credits)	194	91
Latent losses (gains) on land	—	—
Reversal of excess reserves	—	—
Debt financing, etc.	—	—
Other deductions	—	—
Other	—	—
(B) Total amount of risk	2,773	2,771
General insurance risk (R1)	2,380	2,380
Third sector insurance risk (R2)	—	—
Assumed interest rate risk (R3)	0	1
Asset investment risk (R4)	174	162
Business management risk (R5)	85	85
Major disaster risk (R6)	300	300
(C) Solvency margin ratio [(A)/{(B)×1/2}]×100	396.3%	467.0%

(Reference: Mitsui Sumitomo Kirameki Life Insurance Company, Limited, non-consolidated)

Non-consolidated Quarterly Balance Sheets

		As of March 31, 2009
		(Summarized
		Balance Sheet
	As of	for the Previous
Items	September 30, 2009	Business Year)
	(Yen in millions)

ASSETS
Cash deposits and savings	10,997	12,771
Investments in securities	1,051,254	1,013,709
Loans	29,046	28,712
Tangible fixed assets	1,205	741
Intangible fixed assets	177	—
Agencies receivable	52	48
Reinsurance receivable	27	122
Other assets	17,098	17,691
Deferred tax assets	159	1,428
Bad debts reserve	(87)	(100)

Total assets	1,109,931	1,075,126

LIABILITIES
Underwriting funds	1,045,273	1,011,036
Outstanding claims	11,593	10,975
Underwriting reserve	1,031,334	998,145
Reserve for dividends to policyholders	2,345	1,915
Agencies payable	1,688	1,794
Reinsurance payable	128	128
Other liabilities	3,034	4,302
Income tax payable	17	349
Lease obligations	513	51
Other liabilities	2,503	3,901
Reserve for pension and retirement benefits	409	341
Reserve for pension and retirement benefits for officers and operating officers	93	98
Reserve under the special law	1,476	1,360
Reserve for price fluctuation	1,476	1,360
Total liabilities	1,052,103	1,019,062

Net assets
Common stock	35,500	35,500
Capital surplus	13,214	13,214
Retained earnings	362	333
Total shareholders’ equity	49,077	49,048
Unrealized gains on investments, net of tax	8,750	7,015
Total valuation and translation adjustments	8,750	7,015
Total net assets	57,827	56,064

Total liabilities and net assets	1,109,931	1,075,126

(Reference: Mitsui Sumitomo Kirameki Life Insurance Company, Limited, non-consolidated)

Non-consolidated Statements of Income

	Six Months Ended	Six Months Ended
	September 30, 2008	September 30, 2009
Items	Amount	Amount
	(Yen in millions)

Ordinary income:	117,838	119,108
Insurance premiums and other:	108,748	108,660
Insurance premiums	108,467	108,564
Investment income:	8,909	10,171
Interest and dividends received	8,903	9,790
Gains on sale of securities	5	380
Other ordinary income	180	276

Ordinary expenses:	116,559	117,553
Insurance claims and other:	55,646	64,431
Insurance claims	13,312	14,815
Annuity payments	743	1,249
Benefits	2,527	2,738
Surrender benefits	38,304	44,974
Other refunds	454	390
Provision for underwriting reserves and other:	42,149	33,806
Provision for outstanding claims	945	617
Provision for underwriting reserves	41,204	33,189
Provision of interest portion of reserves for dividends to policyholders	0	0
Investment expenses:	46	11
Interest paid	1	5
Losses on sale of securities	44	4
Operating expenses:	17,449	17,944
Other ordinary expenses:	1,266	1,359

Ordinary profit	1,279	1,555

Extraordinary income:	14	8
Extraordinary losses:	111	123

Provision for reserve for dividends to policyholders	1,040	1,271
Income before income taxes	141	169
Income taxes — current	(61)	(147)
Income taxes — deferred	190	287
Total income taxes	—	140

Net income	11	28

(Reference: Mitsui Sumitomo Kirameki Life Insurance Company, Limited, non-consolidated)

Major Business Results for the Current Quarter

Policies In-force and New Policies

(1)	Policies in Force

	As of September 30, 2009		As of March 31, 2009
	Policies	Amount	Policies	Amount
	(Thousand)	(Yen in millions)	(Thousand)	(Yen in millions)

Individual insurance	1,069	8,916,539	1,010	8,715,563
Individual annuities	66	315,566	65	315,285
Group insurance	—	2,669,021	—	2,591,340
Group annuities	—	—	—	—

(Note) The amount for individual annuities consists of the sum of the pension funds available when pension payments commence and discretionary reserves on policies after pension payments have commenced.

(2)	New Policies

	Six Months Ended September 30, 2008				Six Months Ended September 30, 2009
	(From April 1, 2008 to September 30, 2008)				(From April 1, 2009 to September 30, 2009)
				Net Increase				Net Increase
			New	Due to			New	Due to
	Policies	Amount	Policies	Conversion	Policies	Amount	Policies	Conversion
	(Thousand)	(Yen in	(Yen in	(Yen in	(Thousand)	(Yen in	(Yen in	(Yen in
		millions)	millions)	millions)		millions)	millions)	millions)

Individual insurance	84	822,829	822,829	—	103	790,636	790,636	—
Individual annuities	2	18,163	18,163	—	2	16,576	16,576	—
Group insurance	—	17,973	17,973	—	—	20,103	20,103	—
Group annuities	—	—	—	—	—	—	—	—

(Note) The amount for new individual annuities is the pension funds available when pension payments commence.

Annualized Premiums

(1)	Policies in Force

	As of	As of
	September 30, 2009	March 31, 2009
	(Yen in millions)

Individual insurance	174,835	175,516
Individual annuities	18,964	18,806
Total	193,799	194,322
Medical care insurance and accelerated death benefits	31,267	28,862

(2)	New Policies

	Six Months Ended	Six Months Ended
	September 30, 2008	September 30, 2009
	(From April 1, 2008	(From April 1, 2009
	to September 30, 2008)	to September 30, 2009)
	(Yen in millions)

Individual insurance	13,068	12,907
Individual annuities	933	962
Total	14,002	13,869
Medical care insurance and accelerated death benefits	2,941	3,696

(Note)

1.	Annualized premiums are the amount calculated for each year of premiums by multiplying a single premium payment by the number of premium payments designated (this would be the premium divided by the term of the insurance for policies with lump sum payments).

2.	The row listing “Medical care insurance and accelerated death benefits” includes annualized insurance premiums falling under the following categories: insurance benefits for medical care (hospitalization benefits, surgical benefits, etc.), accelerated death benefits (benefits for designated illnesses, nursing care benefits, etc.), and exemption from payment of premiums (excludes reasons due to disability and includes reasons due to contracting designated illnesses, nursing care, etc.).

(Reference: Mitsui Sumitomo Kirameki Life Insurance Company, Limited, non-consolidated)

Primary Income and Expenditure Items

	Six Months Ended	Six Months Ended
	September 30, 2008	September 30, 2009
	(From April 1, 2008	(From April 1, 2009
	to September 30, 2008)	to September 30, 2009)	Increase/Decrease
	(Yen in millions)

Premium income	108,748	108,660	(88)
Investment income	8,909	10,171	1,262
Insurance claims paid	55,646	64,431	8,784
Investment expenses	46	11	(35)

Total Assets

	As of	As of
	September 30, 2009	March 31, 2009
	(Yen in millions)

Total assets	1,109,931	1,075,126

Solvency Margin Ratio

	As of	As of
	September 30, 2009	March 31, 2009
	(Yen in millions)

(A) Total solvency margin	119,612	114,070
Shareholders’ equity	48,189	49,048
Reserves for price fluctuations	1,476	1,360
Contingency reserves	9,578	9,219
General bad debt reserves	13	21
Difference on valuation of other securities × 90%	12,334	9,889
Latent gains (losses) on land × 85%	—	—
Excess amount of Zillmerized reserve	46,846	43,409
Brought in capital, etc.	—	—
Debt financing, etc.	—	—
Other deductions	—	—
Other	1,173	1,121
(B) Total amount of risk	11,432	11,025
General insurance risk (R1)	6,461	6,288
Third sector insurance risk (R8)	1,707	1,564
Assumed interest rate risk (R2)	661	656
Asset investment risk (R3)	6,879	6,644
Business management risk (R4)	314	303
Minimum guarantee risk (R7)	—	—
(C) Solvency margin ratio [(A)/{(B)×1/2}]×100	2,092.4%	2,069.1%

(Reference: Mitsui Sumitomo MetLife Insurance Co., Ltd., non-consolidated)

Non-consolidated Quarterly Balance Sheets

		As of March 31, 2009
		(Summarized
		Balance Sheet
	As of	for the Previous
Items	September 30, 2009	Business Year)
	(Yen in millions)

ASSETS
Cash deposits and savings	41,103	43,339
Money trusts	372,161	284,120
Investments in securities	2,460,692	2,087,038
Loans	757	694
Tangible fixed assets	738	882
Intangible fixed assets	197	25
Reinsurance receivable	733	720
Other assets	24,850	29,795
Deferred tax assets	16,809	24,148

Total assets	2,918,044	2,470,766

LIABILITIES
Underwriting funds	2,862,009	2,424,052
Outstanding claims	7,276	6,605
Underwriting reserve	2,854,733	2,417,446
Agencies payable	2,234	4,288
Reinsurance payable	1,260	872
Other liabilities	12,702	14,765
Income tax payable	4	8
Lease obligations	262	222
Other liabilities	12,435	14,534
Reserve under the special law	462	293
Reserve for price fluctuation	462	293
Total liabilities	2,878,669	2,444,271

Net assets Common stock	41,060	41,060
Capital surplus	24,735	24,735
Retained earnings	(26,431)	(39,309)
Total shareholders’ equity	39,363	26,485
Unrealized gains on investments, net of tax	11	9
Total valuation and translation adjustments	11	9
Total net assets	39,375	26,495

Total liabilities and net assets	2,918,044	2,470,766

(Reference: Mitsui Sumitomo MetLife Insurance Co., Ltd., non-consolidated)

Non-consolidated Statements of Income

	Six Months Ended	Six Months Ended
	September 30, 2008	September 30, 2009
Items	Amount	Amount
	(Yen in millions)

Ordinary income:	324,675	546,912
Insurance premiums and other:	321,394	265,404
Insurance premiums	320,542	261,828
Investment income:	20	278,863
Interest and dividends received	20	13
Investment gains on money trusts	—	30,934
Gains on separate accounts	—	247,678
Other ordinary income	3,260	2,645

Ordinary expenses:	339,832	526,420
Insurance claims and other:	65,613	63,217
Insurance claims	14,525	17,018
Annuity payments	8,191	14,391
Benefits	8,389	3,991
Surrender benefits	24,198	16,735
Other refunds	1,124	898
Provision for underwriting reserves and other:	69,805	437,957
Provision for outstanding claims	1,307	671
Provision for underwriting reserves	68,498	437,286
Investment expenses:	173,224	278
Interest paid	38	32
Investment losses on money trusts	8,316	—
Losses on separate accounts	164,620	—
Operating expenses:	25,780	19,741
Other ordinary expenses:	5,407	5,225
Amortization of deferred assets under Article 113 of Insurance Business Law	4,247	4,247

Ordinary profit (losses)	(15,157)	20,492

Extraordinary income:	—	—
Extraordinary losses:	412	270

Income (losses) before income taxes	(15,569)	20,221
Income taxes — current	3	4
Income taxes — deferred	(5,702)	7,338
Total income taxes	—	7,343

Net income (losses)	(9,870)	12,878

(Reference: Mitsui Sumitomo MetLife Insurance Co., Ltd., non-consolidated)

Major Business Results for the Current Quarter

Policies In-force and New Policies

(1)	Policies in Force

	As of September 30, 2009		As of March 31, 2009
	Policies	Amount	Policies	Amount
	(Thousand)	(Yen in millions)	(Thousand)	(Yen in millions)

Individual insurance	9	110,531	9	108,206
Individual annuities	368	2,808,994	334	2,370,558
Group insurance	—	—	—	—
Group annuities	—	—	—	—

(Note)	The amount for individual annuities consists of the sum of the pension funds available when pension payments commence ( the premium reserves for individual variable annuities, however) and discretionary reserves on policies after pension payments have commenced.

(2)	New Policies

	Six Months Ended September 30, 2008				Six Months Ended September 30, 2009
	(From April 1, 2008 to September 30, 2008)				(From April 1, 2009 to September 30, 2009)
				Net Increase				Net Increase
			New	Due to			New	Due to
	Policies	Amount	Policies	Conversion	Policies	Amount	Policies	Conversion
	(Thousand)	(Yen in	(Yen in	(Yen in	(Thousand)	(Yen in	(Yen in	(Yen in
		millions)	millions)	millions)		millions)	millions)	millions)

Individual insurance	1	14,026	14,026	—	0	525	525	—
Individual annuities	35	293,227	293,227	—	36	240,232	240,232	—
Group insurance	—	—	—	—	—	—	—	—
Group annuities	—	—	—	—	—	—	—	—

(Note)	The amount for new individual annuities is the pension funds available when pension payments commence (the premium reserves at the time of contact for individual variable annuities, however).

Annualized Premiums

(1)	Policies in Force

	As of	As of
	September 30, 2009	March 31, 2009
	(Yen in millions)

Individual insurance	9,810	9,601
Individual annuities	520,168	526,087
Total	529,978	535,689
Medical care insurance and accelerated death benefits	96	82

(2)	New Policies

	Six Months Ended	Six Months Ended
	September 30, 2008	September 30, 2009
	(From April 1, 2008	(From April 1, 2009
	to September 30, 2008)	to September 30, 2009)
	(Yen in millions)

Individual insurance	1,274	43
Individual annuities	172,261	136,838
Total	173,536	136,882
Medical care insurance and accelerated death benefits	1	0

(Note)

1.	Annualized premiums are the amount calculated for each year of premiums by multiplying a single premium payment by the number of premium payments designated (this would be the premium divided by the term of the insurance for policies with lump sum payments).

2.	The row listing “Medical care insurance and accelerated death benefits” includes annualized insurance premiums falling under the following categories: insurance benefits for medical care (hospitalization benefits, surgical benefits, etc.), accelerated death benefits (benefits for designated illnesses, nursing care benefits, etc.), and exemption from payment of premiums (excludes reasons due to disability and includes reasons due to contracting designated illnesses, nursing care, etc.).

(Reference: Mitsui Sumitomo MetLife Insurance Co., Ltd., non-consolidated)

Primary Income and Expenditure Items

	Six Months Ended	Six Months Ended
	September 30, 2008	September 30, 2009
	(From April 1, 2008	(From April 1, 2009
	to September 30, 2008)	to September 30, 2009)	Increase/Decrease
	(Yen in millions)

Premium income	321,394	265,404	(55,990)
Investment income	20	278,863	278,843
Insurance claims paid	65,613	63,217	(2,396)
Investment expenses	173,224	278	(172,946)

Total Assets

	As of	As of
	September 30, 2009	March 31, 2009
	(Yen in millions)

Total assets	2,918,044	2,470,766
Special account asset balance	2,465,183	2,099,798

(Reference: Mitsui Sumitomo MetLife Insurance Co., Ltd., non-consolidated)

Solvency Margin Ratio

	As of	As of
	September 30, 2009	March 31, 2009
	(Yen in millions)

(A) Total solvency margin	151,323	116,483
Shareholders’ equity	18,128	1,003
Reserves for price fluctuations	462	293
Contingency reserves	11,068	6,989
General bad debt reserves	—	—
Difference on valuation of other securities × 90% (or 100% if negative)	15	13
Latent gains (losses) on land × 85% (or 100% if negative)	—	—
Excess amount of Zillmerized reserve	120,648	106,183
Debt financing, etc.	1,000	2,000
Other deductions	—	—
Other	—	—
(B) Total amount of risk	32,132	31,926
General insurance risk equivalent (R1)	24	47
Third sector insurance risk equivalent (R8)	20	21
Assumed interest rate risk equivalent (R2)	2,414	2,209
Asset investment risk equivalent (R3)	9,367	9,261
Business management risk equivalent (R4)	937	931
Minimum guarantee risk equivalent (R7)	19,412	19,522
(C) Solvency margin ratio [(A)/{(B)×1/2}]×100	941.8%	729.6%

Supplementary Information

Mitsui Sumitomo Insurance (non-consolidated)

1-(1)  Details of Underwriting Reserves

		As of September 30, 2009
				Reserve for
		Total		Maturity Refunds
		Underwriting	Regular	and Dividends to	Catastrophe
		Reserve	Reserve	Policyholders	Loss Reserve	Reserve II, IV
		(Yen in hundred millions)

Fire	Balance	10,613	5,584	2,938	2,087	3
	Change	3	(0)	(74)	78	0
Marine	Balance	844	231	0	612	—
	Change	(25)	(35)	0	10	—
Personal accident	Balance	18,191	1,014	16,357	809	10
	Change	(168)	47	(215)	(1)	1
Voluntary automobile	Balance	1,796	1,625	85	85	0
	Change	(130)	(31)	(10)	(88)	0
Compulsory automobile liability	Balance	3,201	3,201	0	0	—
	Change	(157)	(157)	—	—	—
Others	Balance	4,343	2,279	824	1,238	1
	Change	(25)	(10)	(31)	16	0
Total	Balance	38,991	13,936	20,205	4,833	15
	Change	(503)	(188)	(332)	15	2
	Long term assets		0	20,098	0	0

(Note)

1.	Reserves for earthquake insurance and compulsory automobile liability insurance are included in regular reserve column.

2.	Long-term assets is the reserve for maturity refunds and dividends to policyholders for savings-type insurance.

1-(2)  Catastrophe Loss Reserve

	As of September 30, 2008				As of September 30, 2009
				Reserve				Reserve
	Reversal	Provision	Balance	Ratio %	Reversal	Provision	Balance	Ratio %
	(Yen in hundred millions)

Fire	—	78	1,930	112.6	—	78	2,087	121.5
Marine	—	13	591	83.3	—	10	612	114.9
Personal accident	12	20	853	62.8	22	20	809	60.0
Voluntary automobile	366	87	191	3.5	173	85	85	1.6
Other	10	48	1,216	63.4	30	46	1,238	66.8

Total	389	249	4,782	42.9	226	241	4,833	44.8

(Note)	“Reserve ratio” shows a ratio of balance to twice of net premiums written (excluding earthquake insurance, compulsory automobile liability insurance, ModoRich funds).

Mitsui Sumitomo Insurance (non-consolidated)

2-(1)  Status of Outstanding Claims

	As of September 30, 2008			As of September 30, 2009
	Balance	Change	IBNR	Balance	Change	IBNR
	(Yen in hundred millions)

Fire	516	33	8	459	(8)	2
Marine	295	2	6	277	(11)	9
Personal accident	486	16	9	532	15	11
Voluntary automobile	2,764	19	56	2,557	(31)	24
Compulsory automobile liability	484	(13)	—	481	(10)	—
Others	1,336	(76)	14	1,084	(155)	(33)

Total	5,883	(18)	95	5,391	(203)	14

2-(2)  Incurred Loss and Earned-Incurred Loss Ratio

	Six Months Ended
	September 30, 2008		Six Months Ended September 30, 2009
	Incurred	Earned-incurred	Incurred		Earned-incurred
	Loss	Loss Ratio %	Loss	Change	Loss Ratio %	Change %
	(Yen in hundred millions)

Fire	391	47.4	334	(56)	38.0	(9.4)
Marine	163	45.1	141	(22)	51.4	6.3
Personal accident	402	64.9	404	1	64.4	(0.5)
Voluntary automobile	1,944	70.8	1,868	(75)	69.3	(1.5)
Others	591	62.5	438	(152)	48.0	(14.5)

Total	3,493	63.5	3,187	(305)	59.1	(4.4)

(Note)	Earned and incurred loss ration is determined as follows:

•	Excludes earthquake insurance, Compulsory Automobile Liability Insurance, and ModoRich funds.

•	Incurred loss = (net paid loss + loss adjustment expense + change in outstanding claims)

•	Earned (elapsed) premiums is adjusted for prepaid premiums, reserves for insurance due.

•	Earned-Incurred Loss Ratio = Incurred Loss/Earned premium

Mitsui Sumitomo Insurance (non-consolidated)

3-(1)  Interest and Dividend Income and Yield

	Six Months Ended	FY2008 (Ended		Six Months Ended
	September 30, 2008	March 31, 2009)		September 30, 2009
	Interest and	Interest and	Income	Interest and
Type of asset	Dividend Income	Dividend Income	Yield (%)	Dividend Income
	(Yen in hundred millions)

Deposits, short-term assets	35	65	2.30	23
Money trusts	5	7	2.19	1
Securities	577	1,080	2.82	500
Bonds	150	296	1.78	147
Stocks	262	466	5.28	164
Foreign securities	162	296	2.49	167
Other securities	2	20	2.23	21
Loans	76	154	1.96	73
Land and Buildings	34	71	3.09	37

Total Investment Assets	730	1,379	2.67	636

(Note)	“Interest and dividend income” includes part of gain/loss on money trust that corresponds to interest/dividend income.

3-(2)  Gain/Loss on Sale of Securities

	Six Months Ended September 30, 2009
	Gain	Loss	Total
	(Yen in hundred millions)

Bonds	6	10	(4)
Stocks	39	27	11
Foreign securities	8	14	(5)
Other securities	—	—	—
Total	54	52	1
Gain/loss on Money trusts
Money trusts	4	0	4

4-(1)  Devaluation of Securities

	As of September 30, 2009
		Securities that
		have Fair Value	Securities
		(When Fair Value is	that have no
	Total	Below Book Value)	Fair Value
	(Yen in hundred millions)

Bonds	—	—	—
Stocks	23	17	6
Foreign securities	53	53	—
Other securities	3	—	3

Total	80	70	10

(Note)	Accounting policy for devaluation of stocks with fair value is to devalue stocks whose fair value is more than 30% below book value.

Mitsui Sumitomo Insurance (non-consolidated)

4-(2)  Self Assessment of Assets

	As of September 30, 2009
		Categorized asset
	Non-categorized	Category II	Category III	Category IV	Categorized
	(Normal)	(Close Watch)	(High Risk)	(Bankrupt)	Asset Total	Total
	(Yen in hundred millions)

Loans	7,058	232	29	1	263	7,321
Securities	42,180	962	—	80	1,043	43,223
Other assets	9,758	42	7	30	80	9,838

Total	58,997	1,237	36	112	1,386	60,384

(Note)

1.	“Total” shows the balance before direct depreciation (including devaluation of securities and fixed assets losses).

2.	The amount of direct depreciation based on self-assessment is 8.2 billion yen.

5-(1)  Investment Assets

	As of		As of
	March 31, 2009		September 30, 2009
	Balance	Percentage	Balance	Percentage
	(Yen in hundred millions)

Deposits, others	4,124	7.5%	3,888	6.9%
Securities	40,953	74.6%	43,143	76.2%
Bonds	16,186	29.5%	16,822	29.7%
Stocks	13,796	25.1%	15,990	28.3%
Foreign securities	10,374	18.9%	9,755	17.2%
Other securities	595	1.1%	574	1.0%
Loans	7,546	13.8%	7,321	12.9%
Land and buildings	2,252	4.1%	2,239	4.0%
Total investment assets	54,876	100.0%	56,592	100.0%

5-(2)  Domestic Bonds by Type

	As of		As of
	March 31, 2009		September 30, 2009
	Balance	Percentage	Balance	Percentage
	(Yen in hundred millions)

Government bonds	3,593	22.2%	4,416	26.3%
Municipal bonds	1,274	7.9%	1,226	7.3%
Corporate bonds	11,318	69.9%	11,180	66.4%
Public sector	3,470	21.4%	3,418	20.3%
Financial institutions	5	0.0%	5	0.0%
Corporations	7,843	48.5%	7,756	46.1%
Total domestic bonds	16,186	100.0%	16,822	100.0%

Mitsui Sumitomo Insurance (non-consolidated)

5-(3)  Stock Holdings by Industry

	As of		As of
	March 31, 2009		September 30, 2009
Industry	Balance	Percentage	Balance	Percentage
	(Yen in hundred millions)

Transportation equipments	3,671	26.6%	4,398	27.5%
Financial business	1,681	12.2%	1,728	10.8%
Trade	1,426	10.3%	1,651	10.3%
Electric appliances	1,195	8.7%	1,570	9.8%
Chemicals	1,258	9.1%	1,533	9.6%
Land freight	797	5.8%	783	4.9%
Machinery	411	3.0%	536	3.4%
Other manufacturing	525	3.8%	532	3.3%
Food	301	2.2%	366	2.3%
Real estate	252	1.8%	348	2.2%
Other	2,274	16.5%	2,540	15.9%
Total	13,796	100.0%	15,990	100.0%

(Note)

1.	Industry types correspond to types on the stock exchange.

2.	“Chemicals” includes pharmaceuticals. “Land freight” includes air freight. “Trade” includes wholesale and retail trade. “Financial business” includes banking, insurance, and other financial institutions.

6-(1)  Result Forecast for Fiscal Year 2009

	FY 2008 Results	FY 2009 Forecast
	(Yen in hundred millions)

Direct premiums written (excluding deposit premiums from policyholders)	12,950	12,720
Growth rate	(3.9)%	(1.8)%
Net premiums written	12,393	12,050
Growth rate	(5.2)%	(2.8)%
Loss ratio	69.5%	69.8%
Expense ratio	34.0%	34.6%
Combined ratio	103.5%	104.4%
Underwriting profit	324	60
Net interest and dividend income	850	639
Ordinary profit	255	370
Net income	465	270

(Note)	All amounts and rates are shown by the base of excluding Good Result Return premiums of the automobile insurance product “ModoRich”.

(Reference: Excluding Compulsory Automobile Liability Insurance)

	FY 2008 Results	FY 2009 Forecast

Change in net premiums written	(2.2)%	(1.8)%
Loss ratio	65.3%	64.9%
Expense ratio	35.5%	36.0%
Combined ratio	100.8%	100.9%

6-(2)  Forecast for Fiscal Year 2009 by Line

	Net Premiums Written		Loss Ratio
		Growth Rate		Difference
	(Yen in hundred millions)

Fire	1,764	0.1%	43.0%	0.4%
Marine	493	(23.1)%	62.3%	10.8%
Personal accident	1,281	(0.6)%	62.4%	2.0%
Voluntary automobile	5,376	(0.7)%	73.3%	0.1%
Compulsory automobile liability	1,334	(10.0)%	109.3%	9.5%
Other	1,801	(0.3)%	64.0%	(8.3)%
Total	12,050	(2.8)%	69.8%	0.3%

Mitsui Sumitomo Insurance Company, Limited, non-consolidated

(Answer to joint questions from the press)

Supplementary Information to Interim Financial Statements as of September 30, 2009

				Change from	Change from
	Six Months Ended	Fiscal Year Ended	Six Months Ended	Fiscal Year Ended	Six Months Ended
	September 30, 2008	March 31, 2009	September 30, 2009	March 31, 2009	September 30, 2008
	(Yen in hundred millions)

(1) Net premiums written	6,424	12,393	6,082	—	(342)
Increase ratio (%)	(3.6)%	(5.2)%	(5.3)%	(0.1)%	(1.7)%
(2) Total assets	64,557	59,773	60,301	528	(4,256)
(3) Loss ratio (%)	66.1%	69.5%	67.5%	(2.0)%	1.4%
(4) Expense ratio (%)	33.0%	34.0%	33.3%	(0.7)%	0.3%
(5) Combined ratio (%)	99.1%	103.5%	100.8%	(2.7)%	1.7%
Underwriting balance ratio (%)	0.9%	(3.5)%	(0.8)%	2.7%	(1.7)%
(6) Automobile
— Net premiums written	2,728	5,411	2,663	—	(64)
Increase ratio (%)	(1.8)%	(1.9)%	(2.4)%	(0.5)%	(0.6)%
— Underwriting balance ratio (%)	(4.0)%	(7.2)%	(4.7)%	2.5%	(0.7)%
— Loss ratio (%)	70.6%	73.2%	71.4%	(1.8)%	0.8%
— Expense ratio (%)	33.4%	34.0%	33.3%	(0.7)%	(0.1)%
(7) Fire
— Net premiums written	873	1,761	876	—	3
Increase ratio (%)	(1.2)%	(0.1)%	0.3%	0.4%	1.5%
— Underwriting balance ratio (%)	15.0%	14.5%	20.3%	5.8%	5.3%
— Loss ratio (%)	41.0%	42.6%	39.2%	(3.4)%	(1.8)%
— Expense ratio (%)	44.0%	42.9%	40.5%	(2.4)%	(3.5)%
(8) Number of employees	14,940	15,105	15,318	213	378
(9) Number of agents	43,790	41,519	40,686	(833)	(3,104)

(Note)

1.	Net premiums written and other ratios are calculated excluding Good Result Return premiums of “ModoRich (proprietary auto insurance product which contains a special clause related to premium adjustment and refund at maturity)”.

2.	Loss ratio = (Net claims paid + Loss adjustment expenses)/Net premiums written × 100

3.	Expense ratio = (Commissions and collection expenses + Operating expenses and general and administrative expenses related to underwriting)/Net premiums written × 100

4.	Combined ratio = Loss ratio + Expense ratio

5.	Underwriting balance ratio = 100 − Combined ratio

6.	Items shown with% within “Change from fiscal year ended March 31, 2009” and “Change from Six months ended September 30, 2009” column, shows amount of balance compared to amount of fiscal year ended March 31, 2009, and six months ended September 30, 2008, respectively.

Mitsui Sumitomo Insurance Company, Limited, non-consolidated

<Reference> Consolidated Indices

				Change from	Change from
	Six Months Ended	Fiscal Year Ended	Six Months Ended	Fiscal Year Ended	Six Months Ended
	September 30, 2008	March 31, 2009	September 30, 2009	March 31, 2009	September 30, 2008
	(Yen in hundred millions)

(1) Ordinary income	10,412	20,400	10,156	—	(256)
(2) Net premiums written	7,594	14,510	7,115	—	(478)
Increase ratio (%)	(4.5)%	(5.6)%	(6.3)%	(0.7)%	(1.8)%
(3) Life insurance premiums written	694	1,333	629	—	(64)
Increase ratio (%)	(10.1)%	(14.8)%	(9.3)%	5.5%	0.8%
(4) Ordinary profit	(52)	(130)	822	—	875
(5) Interim (current) net income	123	81	568	—	444

(Note)	Ordinary profit and net premiums written are calculated excluding Good Result Return premiums of “ModoRich (proprietary auto insurance product which contains a special clause related to premium adjustment and refund at maturity)”.

(1)	Disclosures on Bad Debts

[Credit Obligations under Risk Management]

	Six Months Ended	Fiscal Year Ended	Six Months Ended
	September 30, 2008	March 31, 2009	September 30, 2009
	(Yen in hundred millions)

Currently in bankruptcy	3	0	0
Delinquent in payments	12	26	52
Delinquent in payments for 3 months or more	9	8	10
Favorable loan revisions completed	7	8	36

Total	32	42	99
Ratio to balance of loans (%)	0.4%	0.6%	1.4%
Reference: balance of loans	8,073	7,546	7,321

[Results of Self Evaluations]

	Six Months Ended	Fiscal Year Ended	Six Months Ended
	September 30, 2008	March 31, 2009	September 30, 2009
	(Yen in hundred millions)

No category	63,550	58,047	58,997
Category II	976	1,696	1,237
Category III	6	17	36
Category IV	456	1,112	112
Total category II-IV	1,439	2,827	1,386

Total	64,990	60,874	60,384

Mitsui Sumitomo Insurance Company, Limited, non-consolidated

(Note)	Total indicates the amount of balance before direct depreciation based on self evaluation (including impairment of securities, etc., and loss due to impairment of fixed assets). Amount of balance before direct depreciation:

Six months ended September 30, 2008	¥432 hundred million
Fiscal year ended March 31, 2009	¥1,101 hundred million
(not including 60 hundred million yen loss due to impairment of fixed assets for the interim period)
Six months ended September 30, 2009	¥82 hundred million

(2)	Loss on Devaluation of Securities Due to Impairment

	Six Months Ended	Fiscal Year Ended	Six Months Ended
	September 30, 2008	March 31, 2009	September 30, 2009
	(Yen in hundred millions)

Bonds	—	20	—
Stocks	60	357	23
Foreign securities	241	475	53
Other securities	122	242	3

Total	424	1,095	80

Devaluation rules applied

In principle, marketable securities whose fair market value declined by 30% or more of book value are devaluated.

(3)	Status of Securitized Instruments Losses, etc., due to US Subprime Loan Issues

Concerning policies including the subprime loan instruments, claim paid (including outstanding claims) of ¥0.5 billion are recorded in financial guarantee reinsurance.

There is no investment in securitized instruments relating to subprime loan instruments.

Please refer to page 16 of the summary of financial statements for the six months ended September 30, 2009 for the investment conditions of securitized instruments and our exposure to the US subprime loan.

(4)	Impairment of Fixed Assets

	Six Months Ended	Fiscal Year Ended	Six Months Ended
	September 30, 2008	March 31, 2009	September 30, 2009
	(Yen in hundred millions)

Land	1	2	0
Buildings	5	7	1
Other	—	—	—

Total	6	10	1

Mitsui Sumitomo Insurance Company, Limited, non-consolidated

(5)	Unrealized Profit/losses of Securities

	Six Months Ended	Fiscal Year Ended	Six Months Ended
	September 30, 2008	March 31, 2009	September 30, 2009
	(Yen in hundred millions)

Bonds	148	223	377
Stocks	10,147	4,913	7,150
Foreign securities	(334)	(583)	(217)
Other	(31)	(25)	36

Total	9,929	4,528	7,347

(Note)

1.	Above figures show amounts for other securities with fair market value.

2.	Other includes monetary claims bought.

(6)	Status of Underwriting Operations of Third-sector Insurance

Total Number for the Six Months
	Ended September 30, 2009		Mitsui Sumitomo
		Changes from the	Insurance Company,
Lines	Number	Previous Six Months	Limited	Subsidiaries (Note 3)
(In hundreds)

Number of policies	734	119	157	577

(Note)

1.	Total and respective number of policies for Mitsui Sumitomo Insurance Company, Limited and its subsidiaries from April to September 2008.

2.	Above numbers show number of policies.

3.	Subsidiaries item show the number for Mitsui Sumitomo Kirameki Life Insurance Company, Limited.

(7)	Impact of Natural Disasters

	Six Months Ended	Fiscal Year Ended	Six Months Ended
	September 30, 2008	March 31, 2009	September 30, 2009
	(Yen in hundred millions)

Direct claims paid	25	62	24
Net claims paid	24	55	24
Accrued claims	31	5	11

(Note)

1.	Above figures are based on natural disasters that occurred during respective fiscal year. Net claims paid including claims for natural disasters that occurred during the last fiscal year are ¥61 hundred million for the Six months ended September 30, 2008, ¥116 hundred million for the Fiscal year ended March 31, 2009, and ¥39 hundred million for the Six months ended September 30, 2009.

2.	Accrued claims = Excess amount of outstanding claims over estimated recoveries

Mitsui Sumitomo Insurance Company, Limited, non-consolidated

(8)	Balance, Ratio to Balance and Amount of Provision for Catastrophe Reserve

	Six Months Ended			Fiscal Year Ended				Six Months Ended
	September 30, 2008			March 31, 2009				September 30, 2009
		Ratio to			Ratio to			Ratio to
Lines	Balance	Balance (%)	Provision	Balance	Balance (%)	Provision	Balance	Balance (%)	Provision
	(Yen in hundred millions)

Fire	1,930	112.6%	78	2,009	116.3%	157	2,087	121.5%	78
Marine	591	83.3%	13	602	93.9%	25	612	114.9%	10
Personal accident	853	62.8%	20	811	62.9%	39	809	60.0%	20
Voluntary Auto	191	3.5%	87	173	3.2%	173	85	1.6%	85
Other	1,216	63.4%	48	1,222	67.7%	92	1,238	66.8%	46
Total	4,782	42.9%	249	4,818	44.3%	486	4,833	44.8%	241

(Note)

1.	Ratio to balance = Balance of catastrophe reserve/net premiums written (excluding premiums for earthquake insurance for household customers, compulsory auto liability insurance and Good Result Return of “ModoRich”) × 100 Ratio to balance for the interim period is calculated by doubling the net premiums written.

2.	Provision = Gross provision

(9)	Status of Reinsurance Underwriting

	Six Months Ended		Six Months Ended
	September 30, 2008		September 30, 2009
	Net Reinsurance	Net Reinsurance	Net Reinsurance	Net Reinsurance
Lines	Premiums Assumed	Claims Paid	Premiums Assumed	Claims Paid
	(Yen in hundred millions)

Fire	120	51	117	32
Marine	73	45	50	32
Personal accident	8	6	9	6
Voluntary auto	16	7	11	5
Compulsory auto liability	586	695	468	670
Other	99	16	88	73
Total	905	822	746	821

(10)	Status of Ceded Reinsurance

	Six Months Ended		Six Months Ended
	September 30, 2008		September 30, 2009
	Net Reinsurance	Net Reinsurance	Net Reinsurance	Net Reinsurance
Lines	Premiums Ceded	Recoveries	Premiums Ceded	Recoveries
	(Yen in hundred millions)

Fire	317	76	328	23
Marine	158	59	128	71
Personal accident	32	18	32	20
Voluntary auto	17	6	17	8
Compulsory auto liability	516	644	437	627
Other	120	39	138	67
Total	1,162	845	1,082	819

Mitsui Sumitomo Insurance Company, Limited, non-consolidated

(11)	Actual Payout of Claims and Premiums Refund

	Six Months Ended	Fiscal Year Ended	Six Months Ended
	September 30, 2008	March 31, 2009	September 30, 2009
	(Yen in hundred millions)

Failure to properly pay claims of extraordinary expenses coverage	6	18	3
Inappropriately denied claims under third sector policies	—	—	0
Total	6	18	4
Propriety review on fire insurance solicitation	1,945	2,399	341

Notice: This translation has been prepared solely for convenience of reference by shareholders. Please be advised that any discrepancy that may exist between this translation and the Japanese original shall be resolved in favor of the latter. Please also be advised that certain expressions for domestic voting procedures that are not applicable to shareholders outside Japan are translated solely for reference and to avoid confusion.
[English Translation]
Securities Code 8725
December 2009
To Our Shareholders:
Notice of Convocation of the Extraordinary Shareholders’ Meeting
Dear Sirs:
     We are pleased to announce that the Extraordinary Shareholders’ Meeting of the Company will be held as stated below and your attendance is cordially requested.

     You are respectfully requested, in the event you are unable to attend the aforesaid meeting, to study the Reference Document for Extraordinary Shareholders’ Meeting below and to exercise your voting right in accordance with the guidance stated on the following page, since you are authorized to exercise voting rights by submission of the document or via the Internet.

Yours faithfully, Mitsui Sumitomo Insurance Group Holdings, Inc. (the “Company”) 27-2, Shinkawa 2-chome, Chuo-ku, Tokyo
By:	Toshiaki Egashira
President and Director

Particulars
1.	Date and Time: 10:00 a.m. on December 22, 2009 (Tuesday)

2.	Place: Mitsui Sumitomo Kaijo Surugadai Building located at 9, Kanda Surugadai 3-chome, Chiyoda-ku, Tokyo

3.	Purposes of the Meeting:

Matters to be resolved:

First Item:
Approval of Share Exchange Agreement between the Company, Aioi Insurance Co., Ltd., and Nissay Dowa General Insurance Co., Ltd.
Second Item:
Amendments to Articles of Incorporation

Third Item:
Election of Seven (7) Directors
Fourth Item:
Election of Three (3) Corporate Auditors

     When you attend the meeting in person, please submit the enclosed Voting Right Exercise Form to the receptionist at the place of meeting.
     When you attend the meeting by proxy, please submit a letter of proxy together with the enclosed Voting Right Exercise Form to the receptionist at the place of meeting. The proxy must be one (1) shareholder who has a voting right.

Guidance for the Exercise of Voting Rights
1.	When you attend the meeting in person, please submit the enclosed Voting Right Exercise Form to the receptionist at the place of meeting.

2.	In the event that you are unable to attend the aforesaid meeting, please exercise your voting right by choosing either of the methods stated below.
By mail:
Please indicate on the Voting Right Exercise Form enclosed herewith your consent or dissent to the items on the agenda and return the form to be received by the transfer agent of the Company by mail before 5:00 p.m., December 21, 2009 (Monday).
Via the Internet:
(1)	First, please access the designated website for exercising voting rights as set forth below and use the “vote exercise code” and “temporary password” written on the enclosed Voting Right Exercise Form. Then, please register your consent or dissent to the items on the agenda by following the instructions on the display screen, before 5:00 p.m., December 21, 2009 (Monday).

URL for the website for exercising voting rights: http://www.webdk.net

(2)	In the case that a voting right is exercised via the Internet, even if the Voting Right Exercise Form is returned by mail, only the vote registered via the Internet will be recognized as valid.

(3)	In the event that a voting right is exercised more than once via the Internet, only the last vote via the Internet will be recognized as valid.

(4)	Any connection charges and communications expenses payable to Internet providers and telecommunication carriers incurred in connection with the exercise of the voting right via the Internet will be borne by the exercising shareholder.

(5)	To access the website for exercising voting rights above, the system environments as described below are required:

For personal computer:
Your personal computer should be equipped with the proper software to access the Internet (browser) such as Internet Explorer 5.5 and upgraded versions, or Netscape 6.2 and upgraded versions.
For mobile phone:
128bitSSL (encoded communication) should be available to the mobile phone to be used. (For the purpose of ensuring security, only mobile phones with function of 128bitSSL (encoded communication) may access the website, but other types of mobile phones cannot access it.)
Should you have any inquiry regarding exercise of the voting right via the Internet, please contact the transfer agent stated below:
The Sumitomo Trust & Banking Co., Ltd. Stock Transfer Agency Dept., Free dial: 0120-186-417 (24 hours)
For institutional investors:
     As other method of exercising voting rights at the Shareholders’ Meeting, institutional investors may use the Electronic Voting Platform for Institutional Investors operated by ICJ, Inc.
- End -

     This Notice and Reference Document for the Extraordinary Shareholders’ Meeting are posted on the Company’s website (http://www.msig.com). When any amendment thereto occurs, the Company will publish the amended versions on the website.
     “Notice regarding the new influenza ”
     Since the epidemic of new influenza is spreading, please be advised to check on the status of pandemic at the date of the meeting and to take measures for infection prevention such as wearing masks when you attend the meeting in person.
     We may also ask for your cooperation at the place of the meeting to our preventive measures depending on the status of pandemic.

Reference Document for Extraordinary Shareholders’ Meeting
Items of Business and Reference Matters:
First Item: Approval of Share Exchange Agreement between the Company, Aioi Insurance Co., Ltd., and Nissay Dowa General Insurance Co., Ltd.
1.	Reasons for Executing Share Exchange:

With regard to circumstances surrounding the general insurance business, the core business of the Group, the domestic market has matured for various reasons including, among other things, a decrease in the number of automobiles as a result of structural changes in society such as the aging population and lower birth rates and the diversification of customer needs as a result of changes in life styles. In order to continually grow the business, diversification of business and global expansion will be critical.

In an environment where protection of customer interest and promotion of convenience of products and services are demanded more than before, each insurance company has made an effort to promote the quality of its products and services by, among other things, expanding educational programs for agents and distributors, reviewing sales products and sales tools, improving administration and systems and expanding damage service systems. Although these efforts steadily achieve results, in order to increase satisfaction of and support from customers, further improvement in quality is necessary, and continued investment of business resources centering on investment in systems is critical in order to enhance customer handling services.

The severe economic conditions that resulted from the onset of global financial crisis last year has continued. However, the Company believes that major changes in power relationships in the financial industry could provide the best chance to change the Company’s business and change the framework of the financial and insurance industry.

The Company discussed and came to share the same understanding of the circumstances and opportunity for change mentioned above with Aioi Insurance Co., Ltd. (“Aioi”) and Nissay Dowa General Insurance Co., Ltd. (“NDGI”). Therefore, the Company has decided to carry out a business integration with Aioi and NDGI by way of a share exchange to create a new business group (the “New Group”) to establish a superior position in the domestic market by achieving further improvements in quality and efficiency and to compete with dominant global competitors.

New Group would achieve sustainable growth and enhance enterprise value through the creation of a global leading insurance and financial services group by rapidly and significantly improving the quality and expanding the quantity of operational bases and corporate resources.

Integration of the Company, Aioi, and NDGI could lead to large synergetic effects through the exploitation of each company’s strength or ability to, among other thing, make proposals to customers, develop and plan products, explore automobile insurance market channels and ways to handle customers through administrative and systems capabilities, exploit New Group’s strong client and business base, and leverage complementary effects in domestic and global business.

Taking the above into consideration, the Company believes that the business integration with Aioi and NDGI is the best option, as a global leading insurance and financial services group, to continually grow the business and receive the trust of customers by providing products and services which, with its high quality, could satisfy any customer in any market and by exploiting the synergetic effects from the business integration.

The Company hopes that shareholders of the Company understand and agree with the reasons for share exchanges (“Share Exchanges”) as set forth herein and approve Proposal 1.

2.	Summary of Share Exchange Agreement:

The content of the share exchange agreement entered into between the Company, Aioi, and NDGI on September 30, 2009, is as follows.
Share Exchange Agreement
     Aioi Insurance Co., Ltd. (address: 1-28-1 Ebisu, Shibuya-ku, Tokyo; “Aioi”), Nissay Dowa General Insurance Co., Ltd. (address: 4-15-10 Nishitenma, Kita-ku, Osaka-shi, Osaka; “NDGI”), and Mitsui Sumitomo Insurance Group Holdings, Inc. (address: 2-27-2 Shinkawa, Chuo-ku, Tokyo; “MSIGH”) have entered into this share exchange agreement as follows (this “Agreement”).
Article 1 Share Exchanges
1	Aioi shall conduct a share exchange through which MSIGH will become the wholly owning parent company of Aioi and Aioi will become a wholly owned subsidiary of MSIGH (the “Share Exchange Between Aioi and MSIGH”) and MSIGH shall acquire all of the issued shares of Aioi.

2	NDGI shall conduct a share exchange through which MSIGH will become the wholly owning parent company of NDGI and NDGI will become a wholly owned subsidiary of MSIGH (the “Share Exchange Between NDGI and MSIGH”; collectively with the Share Exchange Between Aioi and MSIGH, the “Share Exchanges”) and MSIGH shall acquire all of the issued shares of NDGI.
Article 2 Shares to be Delivered upon Share Exchanges and Allotments of Shares
1	Upon the Share Exchange Between Aioi and MSIGH, MSIGH shall deliver to shareholders of Aioi (excluding MSIGH; same applies hereinafter), in exchange for the shares of Aioi’s common stock held by such shareholders, the number of shares of MSIGH’s common stock calculated by multiplying the total number of shares of Aioi’s common stock held by shareholders of Aioi entered or recorded in Aioi’s shareholder register as of the moment immediately preceding the Share Exchanges taking effect by 0.190 (any fraction of less than one share shall be rounded down to the nearest whole number).

2	Upon the Share Exchange Between NDGI and MSIGH, MSIGH shall deliver to shareholders of NDGI (excluding MSIGH; same applies hereinafter), in exchange for the shares of NDGI’s common stock held by such shareholders, the number of shares of MSIGH’s common stock calculated by multiplying the total number of shares of NDGI’s common stock held by shareholders of NDGI entered or recorded in NDGI’s shareholder register as of the moment immediately preceding the Share Exchanges taking effect by 0.191 (any fraction of less than one share shall be rounded down to the nearest whole number).

3	Upon the Share Exchange Between Aioi and MSIGH, MSIGH shall allot the shares of MSIGH provided pursuant to Paragraph 1 to the shareholders of Aioi entered or recorded in Aioi’s shareholder register as of the moment immediately preceding the Share Exchanges taking effect at the ratio of 0.190 shares of MSIGH’s common stock for each one share of Aioi’s common stock held by such shareholders.

4	Upon the Share Exchange Between NDGI and MSIGH, MSIGH shall allot the shares of MSIGH provided pursuant to Paragraph 2 to the shareholders of NDGI entered or recorded in NDGI’s shareholder register as of the moment immediately preceding the Share Exchanges taking effect at the ratio of 0.191 shares of MSIGH’s common stock for each one share of NDGI’s common stock held by such shareholders.

5	With respect to any fractional shares of MSIGH’s common stock to be allotted to shareholders of Aioi or NDGI under either of the preceding two Paragraphs, MSIGH shall dispose of them in accordance with Article 234 of the Corporation Law.
Article 3 Increase in the Amounts of Stated Capital and Reserves Due to Share Exchanges
1	The increase in the amount of stated capital and reserves of MSIGH due to the Share Exchange Between Aioi and MSIGH are as follows:
(1)	Stated capital

0 yen

(2)	Capital reserve

Amount determined separately by MSIGH in accordance with Article 39, Paragraph 2 of the Regulation Concerning Corporations Calculations.

(3)	Retained earnings reserve

0 yen
2	The increase in the amount of the stated capital and reserves of MSIGH due to the Share Exchange Between NDGI and MSIGH are as follows:
(1)	Stated capital

0 yen

(2)	Capital reserve

Amount determined separately by MSIGH in accordance with Article 39, Paragraph 2 of the Regulation Concerning Corporations Calculations.

(3)	Retained earnings reserve

0 yen
Article 4 Commencement of Effect of Share Exchanges
1	The date on which the Share Exchanges take effect (the “Effective Date”) shall be April 1, 2010. However, this date may be changed by agreement of Aioi, NDGI and MSIGH if necessary in light of the progress of procedures for the Share Exchanges or for any other reasons.

2	The Share Exchange Between Aioi and MSIGH and the Share Exchange Between NDGI and MSIGH shall take effect on the condition that all of the requirements necessary for the Share Exchange Between NDGI and MSIGH and the Share Exchange Between Aioi and MSIGH, respectively, to take effect have been satisfied as of the moment immediately preceding the Share Exchanges taking effect.

Article 5 General Meeting of Shareholders Approving Share Exchange Agreement
     Aioi, NDGI, and MSIGH shall each convene an extraordinary general meeting of shareholders on December 22, 2009 (each such meeting, an “Extraordinary Meeting”) and seek a resolution approving this Agreement and any other such matters necessary for the Share Exchanges. However, the date of the Extraordinary Meeting may be changed if necessary by agreement of Aioi, NDGI and MSIGH.
Article 6 Trade Name, Directors, and Corporate Auditors of MSIGH after the Share Exchanges
1	The trade name of MSIGH after the Share Exchanges take effect shall be as follows, and MSIGH shall seek a resolution approving the change of its trade name to the following name at its Extraordinary Meeting.

MS&AD Inshuaransu Gurupu Horudingusu Kabushiki Kaisha

(English name: MS&AD Insurance Group Holdings, Inc.)

2	With respect to directors and corporate auditors of MSIGH after the Share Exchanges take effect, Aioi, NDGI and MSIGH shall agree on candidates to be nominated to serve as such directors and such corporate auditors for election at MSIGH’s Extraordinary Meeting, and MSIGH shall seek a resolution approving the election of such candidates as directors or corporate auditors at its Extraordinary Meeting.
Article 7 Management of Company Assets
     During the period from the execution of this Agreement until the Effective Date, Aioi, NDGI, and MSIGH shall manage and operate their respective businesses and assets with the due care of a prudent manager, and before taking any action that could materially affect such assets, rights or obligations, Aioi, NDGI, and MSIGH shall consult with each other.
Article 8 Dividend of Surplus and Restrictions on Acquisition of Own Shares
1	Aioi may distribute a dividend of surplus in cash up to a maximum of 7,562,014,110 yen with a record date of March 31, 2010.

2	NDGI may distribute a dividend of surplus in cash up to a maximum of 3,120,446,512 yen with a record date of March 31, 2010.

3	MSIGH may distribute a dividend of surplus in cash twice up to an aggregate maximum of 22,751,319,906 yen with record dates of September 30, 2009 and March 31, 2010. During the period up until the day immediately preceding the Effective Date, MSIGH may acquire its own shares of common stock up to a maximum total purchase price of 10,000,000,000 yen over an acquisition period from January 5, 2010 to March 24, 2010.

4	Except as provided for in the preceding three Paragraphs, if, after execution of this Agreement Aioi, NDGI, or MSIGH intends to distribute a dividend of surplus with a record date preceding the Effective Date or to acquire its own shares on a day prior to the Effective Date (except where it is required to acquire its own shares in response to a shareholder exercising its rights under applicable laws or regulations), it shall obtain the written consent of the other two parties.
Article 9 Disposing of Own Shares and Stock Acquisition Rights

1	Aioi and NDGI shall cancel as many of their own shares held by them as practicably as possible at or before the moment immediately preceding the Share Exchanges taking effect.

2	Aioi shall cancel on or before the day immediately preceding the Effective Date all of its issued stock acquisition rights.

3	Aioi shall determine the procedures and terms of the cancellation of such stock acquisition rights upon consultation with NDGI and MSIGH.
Article 10 Changes in Terms of the Share Exchanges; Cancellation of Agreement
     Aioi, NDGI, and MSIGH may, upon consultation with each other, terminate this Agreement and cancel the Share Exchanges, or by their agreement change the terms of the Share Exchanges, if, during the period after the execution of this Agreement and before the Effective Date, (i) there is a material change in the assets or management of Aioi, NDGI, or MSIGH, (ii) a fact is discovered that may materially change the assets or management of Aioi, NDGI, or MSIGH, (iii) a situation arises or is discovered that materially obstructs the implementation of the Share Exchanges or (iv) some other reason that makes it difficult to achieve the purpose of this Agreement.
Article 11 Effect of this Agreement
     This agreement will be rendered ineffective if (i) this Agreement is not approved at any of the Extraordinary Meetings of Aioi, NDGI or MSIGH, (ii) any of the agenda items presented at MSIGH’s Extraordinary Meeting to achieve the matters provided for in Article 6 is not approved, or (iii) any of the approvals and the like from the relevant authorities (including without limitation, registration with relevant authorities becoming effective, etc.) pursuant to Japanese or foreign laws or regulations relating to the Share Exchanges is not obtained.
Article 12 Matters for Consultation
     With respect to matters that are not provided for in this Agreement or any other matter necessary for the Share Exchanges, Aioi, NDGI, and MSIGH shall make a determination after consultation with each other.
     Aioi, NDGI, and MSIGH have executed three originals of this Agreement by affixing their signature and seal to each agreement, and each shall retain one executed original.
     September 30, 2009

Aioi	Aioi Insurance Co., Ltd. 1-28-1 Ebisu, Shibuya-ku, Tokyo President: Tadashi Kodama seal

NDGI	Nissay Dowa General Insurance Co., Ltd. 4-15-10 Nishitenma, Kita-ku, Osaka-shi, Osaka President: Ichiro Tateyama seal

MSIGH	Mitsui Sumitomo Insurance Group Holdings, Inc. 2-27-2 Shinkawa, Chuo-ku, Tokyo President: Toshiaki Egashira seal

3.	Matters Set Forth in Article 193, of the Ordinance for Enforcement of the Companies Act
(1)	Matters concerning the Appropriateness of Matters Specified in Article 768, Paragraph 1, Items 2 and 3, of the Companies Act:

(i)	Total number of the shares delivered by the parent company after the Share Exchange to the shareholders of the wholly owned subsidiary after the Share Exchange and appropriateness of the allotment of the consideration

In order to support their respective efforts to ensure the fairness and appropriateness of the share exchange ratio, the Company requested Nikko Citigroup Limited (currently, Citigroup Global Markets Japan Inc., “Citigroup”), Aioi requested Nomura Securities Co., Ltd. (“Nomura Securities”) and Morgan Stanley Japan Securities Co., Ltd. (“Morgan Stanley”), and NDGI requested Goldman Sachs Japan Co. Ltd. (“Goldman Sachs”)to perform financial analyses relating to the applicable share exchange ratio under the business integration.

See Attachment “Summary of Evaluation of the Share Exchange Ratio” for the overview of the financial analyses relating to the share exchange ratios under the business integration conducted by Citigroup, Nomura Securities, Morgan Stanley, and Goldman Sachs.

Citigroup, Nomura Securities, Morgan Stanley, and Goldman Sachs, do not constitute related parties of the Company, Aioi, and NDGI, respectively.

The Company, Aioi, and NDGI together on several occasions conducted careful negotiations and discussions on the share exchange ratios, comprehensively taking into account such factors as the financial position, assets, and future prospects of each party, with the Company to the financial analyses prepared by Citigroup with respect to both share exchange ratios, Aioi making reference to the financial analyses prepared by Nomura Securities and Morgan Stanley with respect to the Aioi — the Company share exchange ratio, and NDGI to the financial analyses prepared by Goldman Sachs with respect to the NDGI — the Company share exchange ratio. As a result of the negotiations and discussions, the parties reached the conclusion that the share exchange ratio set out below is appropriate and agreed to determine the share exchange ratio shown below.

Each party received opinions from Citigroup, Nomura Securities, Morgan Stanley, and Goldman Sachs, respectively, to the effect that the applicable share exchange ratio was fair from a financial perspective.

a.	Share Exchange Ratio of the Share Exchange between the Company and Aioi

Aioi
	The Company	(Wholly-owned
	(Parent company after	subsidiary after the
	the share exchange)	share exchange)
Share exchange ratio	1	0.190

(Note) 1.	The shares of common stock of the Company to be allotted for each share of common stock of Aioi are 0.190 shares.

2.	The Company will deliver to shareholders of Aioi entered or recorded in Aioi’s shareholder register as of the moment immediately preceding the Share Exchanges taking effect 143,678,268 shares of common stock of the Company. The number of shares to be issued by the Company may change if the total number of issued shares of Aioi changes.
b.	Share Exchange Ratio of the Share Exchange between the Company and NDGI

NDGI
	The Company	(Wholly-owned
	(Parent company after	subsidiary after the
	the share exchange)	share exchange)
Share exchange ratio	1	0.190

(Note) 1.	The shares of common stock of the Company to be allotted for each share of common stock of NDGI are 0.191 shares.

2.	The Company will deliver to shareholders of NDGI entered or recorded in NDGI’s shareholder register as of the moment immediately preceding the Share Exchanges taking effect 74,500,660 shares of common stock of the Company. The number of shares to be issued by the Company may change if the total number of issued shares of NDGI changes.
(ii)	Matters concerning Appropriateness of the Amount of Stated Capital and Capital Reserves of the Parent Company after the Share Exchange

a.	The Increase in the Amount of Stated Capital and Reserve of the Company Due to the Share Exchange between the Company and Aioi

The increase in the amount of stated capital and reserve of the Company due to the Share Exchange between the Company and Aioi are as follows:
Stated capital	0 yen

Capital reserve	Amount determined separately by the Company in accordance with Article 39, Paragraph 2 of the Regulation Concerning Corporations Calculations.

Retained earnings reserve	0 yen
The Company believes that the amount of the increase in stated capital and capital reserve of the Company as set out above are appropriate in consideration of applicable laws and the state of capital of the Company.

b.	The Increase in the Amount of Stated Capital and Reserve of the Company Due to the Share Exchange between the Company and NDGI

The increase in the amount of stated capital and reserve of the Company due to the Share Exchange between the Company and NDGI are as follows:
Stated capital	0 yen

Capital reserve	Amount determined separately by the Company in accordance with Article 39, Paragraph 2 of the Regulation Concerning Corporations Calculations.

Retained earnings reserve	0 yen

The Company believes that the amount of the increase in stated capital and capital reserve of the Company as set out above are appropriate in consideration of applicable laws and the state of capital of the Company.

(2)	Financial Statements of the Wholly-Owned Subsidiary after the Share Exchange:

(i)	Financial Statements of Aioi for the Most Recent Fiscal Year

Financial statements of Aioi for the most recent fiscal year are set forth in the “Document 1: Financial statements of Aioi for the fiscal year ended on March 31, 2009” in the enclosed “Reference Document for Extraordinary Shareholders’ Meeting Supplementary Volume for the First Item”.

(ii)	Financial Statements of NDGI for the Most Recent Fiscal Year

Financial statements of NDGI for the most recent fiscal year are set forth in the “Document 2: Financial statements of NDGI for the fiscal year ended on March 31, 2009” in the enclosed “Reference Document for Extraordinary Shareholders’ Meeting Supplementary Volume for the First Item”.

(3)	Material Transactions, Including Disposal of Material Assets, Occurrence of Material Debt, and Other Matters which May Affect the Company’s Assets:

(i)	The Company

The Board of Directors of the Company on May 20, 2009 resolved to acquire its shares pursuant to Article 156 of the Companies Act as read in accordance with Article 165 Paragraph 3 of the Companies Act. The content of the resolution is as follows:

Class of shares to be acquired: Share of common stock of the Company

Total number of shares to be acquired: 500 million shares (upper limit)

Total amount for the acquisition: 10 billion yen (upper limit)

Period of the acquisition: From January 5, 2010 to March 24, 2010

In addition, by resolution at the meeting of the Board of Directors held on September 30, 2009, the Company executed the share exchange agreement with Aioi and NDGI on September 30, 2009.

(ii)	Aioi

By resolution at the meeting of the Board of Directors held on September 30, 2009, Aioi executed the share exchange agreement with the Company, and the merger agreement with NDGI as of September 30, 2009. The summary of the terms of the merger agreement between Aioi and NDGI is as follows:

Surviving company: Aioi

Company ceasing to exist: NDGI

Consideration allotted by the Company to shareholders of NDGI: Upon the merger, the Company will not deliver anything to shareholders of NDGI.

Effective date: October 1, 2010

(iii)	NDGI

By resolution at the meeting of the Board of Directors held on September 30, 2009, NDGI executed the share exchange agreement with the Company, and the merger agreement with Aioi as of September 30, 2009. The summary of the terms of the merger agreement between Aioi and NDGI is as follows:

Surviving company: Aioi

Company ceasing to exist: NDGI

Consideration allotted by the Company to shareholders of NDGI: Upon the merger, the Company will not deliver anything to shareholders of NDGI.

Effective date: October 1, 2010

Attachment Summary of Evaluation of the Share Exchange Ratio
1. Summary of Evaluation of the Share Exchange Ratio by Citigroup
Citigroup performed a valuation based on a stock price analysis, a comparable companies analysis and a dividend discount model (DDM) analysis. The ranges of Stock Exchange Ratios calculated through such analyses are indicated below. The valuation ranges of Stock Exchange Ratios set forth below represent the valuation ranges for number of shares of Common Stock of the Company to be allocated in exchange for one share of Aioi Common Stock or NDGI Common Stock, respectively.

Methodologies		Aioi	NDGI
1	Stock Price Analysis (Base Date (1))	0.159~0.194	0.154~0.192
2	Stock Price Analysis (Base Date (2))	0.127~0.185	0.147~0.222
3	Comparable Companies Analysis	0.162~0.199	0.166~0.224
4	DDM Analysis	0.142~0.210	0.144~0.213
In performing the stock price analysis, Citigroup set September 28, 2009 as a base date (“Base Date (1)”), and used the closing market prices of each Party on the Tokyo Stock Exchange during the one-month, three-month and six-month period ending on Base Date (1) as a basis for the analysis. In addition, it also set December 26, 2008 (the last trading date prior to December 29, 2008, which was the date on which the integration of the Company, Aioi and NDGI was reported by newspapers) as a base date (“Base Date (2)”), and used the closing market prices of each Party on the Tokyo Stock Exchange during the one-month, three-month and six-month period ending on Base Date (2) as another basis for the analysis. Citigroup has submitted a fairness opinion letter to the Company dated September 29, 2009 which opined that, based on and subject to the assumptions set forth below and other conditions, the Stock Exchange Ratios relating to this Business Integration are fair from a financial point of view.
In rendering its opinion, Citigroup assumed that all the information that it reviewed, including information provided to it as well as publicly available information, is accurate and complete, has relied on such information being accurate and complete, and has not conducted any independent verification of the accuracy or completeness of such information. In addition, Citigroup has assumed that there is no information that is not disclosed to Citigroup and that may have a material impact on the Share Exchange or the equity value of the Company, Aioi and NDGI. In rendering its opinion, Citigroup has not conducted any independent evaluation, appraisal, due diligence or other investigation, or verification of existence, of the assets or liabilities (including contingent liabilities) of the Company, Aioi and NDGI or their affiliates, etc. Citigroup assumed that the financial projections of the Company, Aioi and NDGI provided to it by the Company, as well as the prospective matters which are the bases for or assumptions underlying such projections, are reasonably prepared, answered or confirmed based on the current, best estimates and judgments of the Company, Aioi and NDGI, as well as reasonable and accurate assumptions. Citigroup also assumed that the financial conditions of the Company, Aioi and NDGI will actually change in accordance with such financial projections and related maters. In rendering its opinion, Citigroup has relied on such financial projections and the assumptions on which they are based, without conducting any independent examination or verification of the accuracy, appropriateness, feasibility or related matters thereof. In addition, in performing the DDM analysis, Citigroup has used and relied on the actuarial results provided by the actuaries retained by the Company for the equity value of Mitsui Sumitomo Kirameki Life Insurance Co., Ltd., Mitsui Sumitomo MetLife Insurance Co., Ltd. and Aioi Life Insurance Co., Ltd.
Citigroup is not an expert in legal, accounting or tax matters. In rendering its opinion, it has not conducted any independent verification or analysis of the legality and validity of this Business Integration and the appropriateness of the accounting or tax treatment thereof. It has also assumed that this Business Integration will be appropriately and validly consummated having undergone all procedures that are appropriate from a legal, accounting and tax perspective, and that none of the transactions that will be consummated in connection with the Business Integration, or the receipt, timing or conditions, etc. of the consents, licenses, or approvals of governments, regulatory agencies or others necessary to consummate the Business Integration, will have any adverse affect on the equity value of the Company, Aioi and NDGI. In rendering its opinion, Citigroup has not taken into account tax-related matters for the Company, Aioi, NDGI and their shareholders in connection with the Share Exchange. Citigroup’s opinion is necessarily based on financial, capital markets, economic and other conditions as in effect on, and the information provided to or obtained by Citigroup as of, September 29, 2009.
Citigroup only expresses its opinion on the items stated in the opinion letter and does not express any opinion on any matters not expressly stated in the opinion letter. Citigroup does not make any recommendation as to how any shareholder of the Company, Aioi and NDGI should vote with respect to the Share Exchange.
Citigroup is serving as financial advisor to the Company with respect to the Share Exchange on the condition that it receives fees for such services. In addition, Citigroup or its affiliates, etc. has provided in the past, and currently may be providing, investment banking services unrelated to the Share Exchange to the Company, Aioi, NDGI or their affiliates, etc. and has received, and may receive, fees for rendering such services. Further, in the ordinary course of business, Citigroup or its affiliates, etc. may provide securities-related services or other financial services to the Company, Aioi, NDGI or their affiliates, etc., and may trade the securities of the Company, Aioi, NDGI or their affiliates, etc. for their own or their customers’ accounts.
Citigroup’s written opinion is being provided, at the request of the Company, solely for the purpose of its being used as reference material by the Board of Directors in considering executing the share exchange agreement relating to the Share Exchange as well as the Business Integration.
2. Summary of Evaluation of the Share Exchange Ratio by Nomura Securities
Nomura performed average market price analysis, comparable peer company analysis, dividend discount model analysis (“DDM Analysis”) and contribution analysis calculations with respect to Aioi and the Company. The calculation results based on each analysis are briefly summarized as follows. The calculated ranges of the Aioi share exchange ratios provided below show the ranges of the number of shares of the Company common stock that are to be allotted for each share of Aioi common stock.
The average market price analysis was based (1) on the Tokyo Stock Exchange closing stock prices on September 29, 2009 (the “Reference Date (i)”) and the average closing stock prices for each of the one-month, three-month and six-month periods up to and including Reference Date (i) and (2) on the Tokyo Stock Exchange closing stock prices on December 26, 2008 (the “Reference Date (ii)”), the business day immediately prior to December 28, 2008, the date on which there was press speculation regarding the Business Integration, and the average closing stock prices for each of the one-month, three-month and six-month periods up to and including Reference Date (ii).

Calculated Range of Aioi Share
Analysis Method		Exchange Ratio
1-1	Average Market Price Analysis (Reference Date (i))	0.173 ~ 0.184
1-2	Average Market Price Analysis (Reference Date (ii))	0.150 ~ 0.160
2	Comparable Peer Company Analysis	0.143 ~ 0.305
3	DDM Analysis	0.182 ~ 0.259
4	Contribution Analysis	0.133 ~ 0.280

In performing its analysis, Nomura used information provided by Aioi and the Company as well as publicly available information. Nomura has assumed that all such materials and information are accurate and complete and has not conducted any independent verification of their accuracy and completeness. In addition, Nomura has not conducted any independent evaluation, appraisal or assessment of the assets or liabilities (including contingent liabilities) of either party, including analysis and evaluation of individual assets and liabilities, or appointed any third party for appraisal or assessment. Nomura’s Aioi share exchange ratio calculations reflect information and economic conditions as of September 29, 2009, and Nomura has assumed that the financial forecasts (including profit plans and other information) provided by Aioi and the Company to Nomura have been reasonably prepared by the managements of each of Aioi and the Company on a basis reflecting the best currently available estimates and judgments of Aioi and the Company.
Nomura rendered its opinion to Aioi, dated September 29, 2009, stating that from a financial point of view, the agreed upon number of shares of the Company common stock to be allotted for each share of Aioi common stock is fair to the holders of Aioi common stock, subject to the conditions set forth above and certain other conditions.
3. Summary of Evaluation of the Share Exchange Ratio by Morgan Stanley
Morgan Stanley analyzed Aioi and the Company by using the Historical Share Exchange Ratio Analysis, Comparable Companies Analysis, Discounted Dividend Analysis, Adjusted Net Asset Value Analysis and Precedent Transaction Analysis methodologies. The Historical Share Exchange Ratio Analysis designated September 29, 2009 as a record date (“Record Date ”) as well as December 26, 2008, the last trading day prior to the appearance of certain media reports speculating about the business integration, as another record date (“Record Date ‚”). The Historical Share Exchange Ratio Analysis used the closing share price on the Tokyo Stock Exchange as of each of Record Date  and Record Date ‚ and the average closing share prices during each of the one (1) month and three (3) month periods prior to and including Record Date  and Record Date ‚, respectively. The results from the analyses are as follow:

Aioi Share Exchange
Valuation Methodologies	Ratio Range
Historical Share Exchange Ratio Analysis (Record Date )	0.175~0.184
Historical Share Exchange Ratio Analysis (Record Date ‚)	0.150~0.160
Comparable Companies Analysis	0.171~0.213
Discounted Dividend Analysis	0.165~0.193
Adjusted Net Asset Value Analysis	0.180~0.202
Precedent Transaction Analysis	0.168~0.199
In deriving the Aioi Share Exchange Ratio ranges set forth above, Morgan Stanley relied upon the information provided by Aioi, NDGI, the Company and their respective major affiliates, information available to the public, and other information, assumed that all of the information used by it was accurate and complete, and did not independently verify the accuracy and completeness thereof. Morgan Stanley did not make any independent valuation or appraisal of the assets or liabilities of either Aioi, NDGI or the Company or their respective affiliates.
Morgan Stanley rendered its fairness opinion to Aioi’s Board of Directors on September 29, 2009 which opined that the Aioi Share Exchange Ratio is, based on certain assumptions, fair from a financial point of view to holders of shares of Aioi common stock. Morgan Stanley’s fairness opinion was based on the information and economic conditions as of September 29, 2009.

4. Summary of Evaluation of the Share Exchange Ratio by Goldman Sachs
Goldman Sachs, as part of the process of preparing its written opinion referred to below, performed a historical stock price analysis, a contribution analysis, and a dividend discount model (“DDM”) analysis, which DDM analysis was based on financial projections prepared by managements of the Three Companies, as approved for Goldman Sachs’ use by Nissay Dowa. The results of the respective analyses are shown below. The below ranges of the Nissay Dowa Share Exchange Ratio are for a number of shares of the Company to be issued in exchange for one share of Nissay Dowa common stock assuming that 0.190 shares of the Company will be issued in exchange for one share of Aioi common stock. In performing the stock price analysis, Goldman Sachs used September 17, 2009 as the base date, and reviewed the closing market prices of the Company and Nissay Dowa on the base date and the closing market prices of the Company and Nissay Dowa during the one-month, three-month and six-month periods ending on the base date as a basis for the analysis. Goldman Sachs delivered to Nissay Dowa a written opinion, approved by its fairness committee, that, as of September 30, 2009, and based upon and subject to certain conditions, including the assumptions described below, the Nissay Dowa Share Exchange Ratio pursuant to the Share Exchange Agreement was fair to the shareholders of Nissay Dowa from a financial point of view. Goldman Sachs provided its advisory services and opinion solely for the information and assistance of the Board of Directors of Nissay Dowa in connection with its consideration of the Nissay Dowa Share Exchange and such opinion does not constitute a recommendation as to how any shareholder of Nissay Dowa should vote with respect to such Share Exchange or any other matter. Goldman Sachs did not recommend any specific Nissay Dowa Share Exchange Ratio to Nissay Dowa or its Board of Directors or that any specific Nissay Dowa Share Exchange Ratio constituted the only appropriate Nissay Dowa Share Exchange Ratio. Please refer to the note below which sets forth in more detail the assumptions made, procedures followed, matters considered and limitations on the review undertaken.

Range of Nissay Dowa
	Analysis Method	Share Exchange Ratio
1.	Stock Price Analysis	0.154 - 0.192
2.	Contribution Analysis	0.155 - 0.240
3.	DDM Analysis	0.184 - 0.194
Goldman Sachs’ analyses and opinion are necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to Goldman Sachs as of, September 30, 2009, and Goldman Sachs assumes no responsibility for updating, revising or reaffirming its opinion based on circumstances, developments or events occurring after the date thereof. Goldman Sachs assumed with Nissay Dowa’s consent that certain internal financial analyses and financial forecasts for the Three Companies, as well as certain cost savings and operating synergies, have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of Nissay Dowa.
(Note)
Goldman Sachs and its affiliates are engaged in investment banking and financial advisory services, commercial banking, securities trading, investment management, principal investment, financial planning, benefits counseling, risk management, hedging, financing, brokerage activities and other financial and non-financial activities and services for various persons and entities. In the ordinary course of these activities and services, Goldman Sachs and its affiliates may at any time make or hold long or short positions and investments, as well as actively trade or effect transactions, in the equity, debt and other securities (or related derivative securities) and financial instruments (including bank loans and other obligations) of third parties, the Three Companies, Nippon Life Insurance Company, a major shareholder of Nissay Dowa (“Nippon Life”), Toyota Motor Corporation, a major shareholder of Aioi (“Toyota”), and any of their respective affiliates or any currency or commodity that may be involved in the Transaction for their own account and for the accounts of their customers. Goldman Sachs has acted as financial advisor to Nissay Dowa in connection with, and has participated in certain of the negotiations leading to, the Transaction. Goldman Sachs expects to receive fees for its services in connection with the Transaction, a portion of which is contingent upon consummation of the Transaction, and Nissay Dowa has agreed to reimburse Goldman Sachs’ expenses arising, and indemnify Goldman Sachs against certain liabilities that may arise, out of Goldman Sachs’ engagement. In addition, Goldman Sachs has provided certain investment banking and other financial services to the Company and its affiliates from time to time, including having acted as co-manager with respect to a public offering of 16,037,000 shares of common stock of Mitsui Sumitomo Insurance Company, Limited (“MSI”) by Banks’ Shareholdings Purchase Corporation in January 2007; and co-manager with respect to an offering of MSI’s unsecured bonds (aggregate principal amount 30 billion yen) in November 2007. Goldman Sachs also has provided certain investment banking and other financial services to Toyota and its affiliates from time to time, including having acted as co-manager with respect to an offering of unsecured bonds by Toyota Finance Corporation (“Toyota Finance”), an affiliate of Toyota (aggregate principal amount 30 billion yen) in October 2006; co-manager with respect to an offering of Toyota Finance’s unsecured bonds (aggregate principal amount 20 billion yen) in February 2007; co-manager with respect to an offering of Toyota Finance’s unsecured bonds (aggregate principal amount 20 billion yen) in April 2007; co-manager with respect to an offering of Toyota Finance’s unsecured bonds (aggregate principal amount 20 billion yen) in July 2007; and co-manager with respect to an offering of Toyota Finance’s unsecured bonds (aggregate principal amount 15 billion yen) in October 2007. Goldman Sachs also may provide investment banking and other financial services to the Three Companies, Toyota, Nippon Life and their respective affiliates in the future. In connection with the above-described services Goldman Sachs has received, and may receive, compensation.
In connection with its opinion, Goldman Sachs has reviewed, among other things, the Agreements, the Business Alliance Agreement among Nissay Dowa, Aioi and Nippon Life entered into on September 30, 2009 in connection with the Transaction, and certain other agreements entered into by the Three Companies related to the integration of their businesses in connection with the Transaction; the Annual Securities Reports (Yuka Shoken Houkoku-Sho) of Nissay Dowa and Aioi for the five fiscal years ended March 31, 2009, MSI for the four fiscal years ended March 31, 2008, and the Company for the one fiscal year ended March 31, 2009; the First Quarter Securities Reports (Dai-ichi Shihanki Houkoku-Sho) of the Three Companies for the first fiscal quarter ended June 30, 2009; certain other communications from the Three Companies to their respective shareholders; certain internal financial analyses and forecasts for Nissay Dowa prepared by its management and for the Company and Aioi prepared by their respective managements, in each case, as approved for Goldman Sachs’ use by Nissay Dowa (the “Forecasts”), including certain cost savings and operating synergies projected by the managements of the Three Companies to result from the Transaction, as prepared by the managements of the Three Companies and approved for Goldman Sachs’ use by Nissay Dowa (the “Synergies”). Goldman Sachs also has held discussions with members of the senior management of Nissay Dowa regarding their assessment of the strategic rationale for, and the potential benefits of, the Transaction, the past and current business operations, financial condition and future prospects of Nissay Dowa, and the stand-alone prospects and the strategic alternatives available to Nissay Dowa if Nissay Dowa does not pursue the Transaction. In addition, Goldman Sachs has reviewed the reported price and trading activity for the Nissay Dowa Shares, Aioi Shares and the Company Shares (before March 31, 2008, the shares of common stock of MSI), compared certain financial and stock market information for the Three Companies (before March 31, 2008, MSI) with similar financial and stock market information for certain other companies the securities of which are publicly traded, reviewed the financial terms of certain recent business combinations in the Japanese property and casualty insurance industry specifically and in other industries generally and performed such other studies and analyses, and considered such other factors, as it considered appropriate.
For purposes of rendering its opinion, Goldman Sachs has relied upon and assumed, without assuming any responsibility for independent verification, the accuracy and completeness of all of the financial, legal, regulatory, tax, accounting and other information provided to, discussed with or reviewed by Goldman Sachs, and Goldman Sachs does not assume any liability for any such information. In that regard, Goldman Sachs has assumed with Nissay Dowa’s consent that the Forecasts, including the Synergies, have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of Nissay Dowa. In addition, Goldman Sachs has not made an independent evaluation or appraisal of the assets and liabilities (including any contingent, derivative or off-balance-sheet assets and liabilities) of the Three Companies or any of their respective subsidiaries and Goldman Sachs has not been furnished with any such evaluation or appraisal. Goldman Sachs has assumed that all governmental, regulatory or other consents and approvals necessary for the consummation of the Transaction will be obtained without any adverse effect on Nissay Dowa, Aioi or the Company or on the expected benefits of the Transaction in any way meaningful to Goldman Sachs’ analysis. Goldman Sachs also has assumed that the Transaction will be consummated on the terms set forth in the Agreements, without the waiver or modification of any term or condition the effect of which would be in any way meaningful to Goldman Sachs’ analysis. Goldman Sachs is not an actuary and its services did not include any actuarial determination or evaluation by it or any attempt to evaluate actuarial assumptions. In that regard, Goldman Sachs has made no analysis of, and expresses no opinion as to, the adequacy of any type of reserve of Nissay Dowa, Aioi, or the Company. In addition, Goldman Sachs is not expressing any opinion as to the impact of the Transaction on the solvency or viability of Nissay Dowa, Aioi or the Company or ability of Nissay Dowa, Aioi or the Company to pay its obligations when they come due, and Goldman Sachs’ opinion does not address any legal, regulatory, tax or accounting matters.
Goldman Sachs’ opinion does not address the underlying business decision of Nissay Dowa to engage in the Transaction, or the relative merits of the Transaction as compared to any strategic alternatives that may be available to Nissay Dowa. Goldman Sachs was not requested to solicit and did not solicit interest from other parties with respect to an acquisition of or other business combination with Nissay Dowa. The opinion addresses only the fairness from a financial point of view to the holders of Nissay Dowa Shares, as of the date hereof, of the Nissay Dowa Share Exchange Ratio pursuant to the Share Exchange Agreement. Goldman Sachs does not express any view on, and Goldman Sachs’ opinion does not address, any other term or aspect of the Agreements or Transaction or any term or aspect of any other agreement or instrument contemplated by the Agreements or entered into or amended in connection with the Transaction, including, without limitation, the fairness of the Transaction to, or any consideration received in connection therewith by, the holders of any other class of securities, creditors, or other constituencies of Nissay Dowa; nor as to the fairness of the amount or nature of any compensation to be paid or payable to any of the officers, directors or employees of Nissay Dowa, or class of such persons in connection with the Transaction, whether relative to the Nissay Dowa Share Exchange Ratio pursuant to the Share Exchange Agreement or otherwise. Goldman Sachs is not expressing any opinion as to the prices at which the Company Shares or shares of MS&AD Holdings will trade at any time. Goldman Sachs’ opinion is based upon financial information prepared in accordance with generally accepted accounting principles in Japan (“Japanese GAAP”) which has been supplied or otherwise made available to Goldman Sachs, discussed with or reviewed by or for Goldman Sachs, or is publicly available. Goldman Sachs has not based any of its analyses upon any financial information prepared by the Three Companies in accordance with generally accepted accounting principles in the United States (“US GAAP”) and has not taken account of any differences between Japanese GAAP and US GAAP.
The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Selecting portions of the analyses or of the summary set forth above, without considering the analyses as a whole, could create an incomplete view of the processes underlying Goldman Sachs’ opinion. In arriving at its fairness determination, Goldman Sachs considered the results of all of its analyses and did not attribute any particular weight to any factor or analysis considered by it. Rather, Goldman Sachs made its determination as to fairness on the basis of its experience and professional judgment after considering the results of all of its analyses.

     Second Item: Amendments to Articles of Incorporation
1.	Reasons for Amendments

If the First Item is approved as proposed, and the share exchange agreement is approved respectively at the extraordinary shareholders’ meetings at Aioi and NDGI., the new insurance and financial services group will be established at the effective date of the Share Exchange between Aioi, NDGI, and the Company. In this connection, the Company proposes that the Article 1 be amended, as necessary for the corporate name of the Company to be changed to “MS&AD Insurance Group Holdings, Inc.”.

The resolution on this Item will take effect on the effective date of the share exchanges on the condition that the share exchanges have taken effect.

2.	Amendments

The proposed amendments are as set out in the “Table of the Current Version of and Proposed Amendments to the Articles of Incorporation” below.
Table of the Current Version of and Proposed Amendments to the
Articles of Incorporation
(The underlined parts are amendments)

Current version	Proposed amendments

(Trade Name) Article 1. The name of the Company shall be MITSUI SUMITOMO KAIJO GURUPU HORUDINGUSU KABUSHIKI KAISHA, which in English shall be Mitsui Sumitomo Insurance Group Holdings, Inc.	(Trade Name) Article 1. The name of the Company shall be MS&AD INSHUARANSU GURUPU HORUDINGUSU KABUSHIKI KAISHA, which in English shall be MS&AD Insurance Group Holdings, Inc.
     Third Item: Election of Seven (7) Directors
If the First Item is approved as proposed, and the share exchange agreement is approved at the extraordinary shareholders’ meetings of Aioi and NDGI, respectively, Aioi and NDGI will become subsidiaries of the Company on the effective date of the share exchange, establishing the new insurance and financial services group.

It is proposed that seven (7) Directors including three (3) outside Directors be elected, in order to enable the Company, as a holding company, to properly manage the two subsidiaries.

The resolution on this Item will take effect on the effective date of the Share Exchanges on condition that the Share Exchanges has taken effect.

If this Item is approved as proposed, the number of Directors as of the effective date of the Share Exchange will be thirteen (13), which is the same as the number of Directors currently in office, and four (4) of which will be outside Directors, since Directors, Messrs. Yoshiaki Shin, Hiromi Asano, Isamu Endo, Hitoshi Ichihara, Ms. Eiko Kono, Messrs. Kenji Koroyasu, and Iwao Taka will resign as Director on March 31, 2010.

The candidates for Directors are as follows:

Number of
Candi				shares of
-date	Name	Résumé, Representative Status of Other Corporations, if any,		the Company
No.	(Date of birth)	and Position and Duties at the Company		owned
1	Tadashi Kodama (Nov. 11, 1947)	April 1970	Entered Dai-Tokyo Fire & Marine Insurance Co., Ltd. (currently, Aioi Insurance Co., Ltd.)
		July 1989	General Manager of Tokyo 4th Block and General Manager of Tokyo 5th Block
		April 1990	General Manager of Tokyo Sales Dept. 3rd
		July 1992	General Manager of Tokyo Sales Promotion Dept.
		April 1994	General Manager of Corporate Sales Dept. 4th
		April 1996	General Manager of Sales Promotion Dept.
		April 1998	General Manager of Corporate Planning Dept.
		July 1998	Associate Director, Executive General Manager of Ibaragi Region & General Manager of Ibaragi Sales Dept. 1st
		April 2000	Executive Officer, General Manager of Sales Promotion Dept.
		April 2001	Executive Officer	0 shares
		June 2001	Director, Executive General Manager of Operating and System Unit
		April 2002	Managing Director, Executive General Manager of Operating and System Unit
		April 2003	Senior Managing Director, Deputy Executive General Manager of Sales Promotion Unit
		May 2003	Senior Managing Director, Executive General Manager of Operating and System Unit & Deputy Executive General Manager of Sales Promotion Unit
		April 2004	President & Director (present)

<Representative status at other corporations>
President & Director of Aioi Insurance Co., Ltd.

2	Ichiro Tateyama (June 8, 1943)	April 1967	Entered The Dowa Fire and Marine Insurance Co., Ltd. (currently, Nissay Dowa General Insurance Co., Ltd.)
		June 1991	General Manager of Property & Casualty Dept.
		April 1994	General Manager of Property & Casualty Underwriting Dept.
		June 1995	Director, General Manager of Investment Dept.
		June 1997	Managing Director
		Sept. 1997	Managing Director, Deputy General Manager of Task Force for Expense Reduction
		June 1999	Managing Director, General Manager of Task Force for Expense Reduction	0 shares
		April 2000	Managing Director, General Manager of Task Force for Structural Reformation
		April 2001	Senior Managing Director, General Manager of Task Force for Structural Reformation
		April 2002	Senior Managing Director
		June 2005	Director & Executive Vice President
		April 2006	President & Director (present)

<Representative status at other corporations>
President & Director of Nissay Dowa General Insurance Co., Ltd.

Number of
Candi				shares of
-date	Name	Résumé, Representative Status of Other Corporations, if any,		the Company
No.	(Date of birth)	and Position and Duties at the Company		owned
3	Hisahito Suzuki (Sep. 15, 1950)	April 1973	Entered Dai-Tokyo Fire & Marine Insurance Co., Ltd. (currently, Aioi Insurance Co., Ltd.)
		April 1996	General Manager of Chiba Sales Dept. 3rd
		July 1998	General Manager of General Planning Dept.
		April 1999	Associate Director, General Manager of Corporate Planning Dept.
		March 2000	Associate Director, General Manager of Merger Preparation Dept. & General Manager of Corporate Planning Dept.
		April 2000	Executive Officer, General Manager of Merger Preparation Dept.
		April 2001	Executive Officer, General Manager of Corporate Planning Dept.	0 shares
		April 2002	Managing Executive Officer
		June 2002	Managing Director
		May 2003	Senior Managing Executive Officer, Aioi Life Insurance Company, Limited
		June 2003	Director & Vice President
		March 2004	Senior Managing Executive Officer, Aioi Insurance Co., Ltd.
		June 2004	Senior Managing Director
		June 2008	Director, Senior Managing Executive Officer (present)

<Representative status at other corporations>
Director, Senior Managing Executive Officer of Aioi Insurance Co., Ltd.

4	Masanori Yoneda (July 24, 1950)	April 1974	Entered The Dowa Fire and Marine Insurance Co., Ltd. (currently, Nissay Dowa General Insurance Co., Ltd.)
		April 1999	General Manager of Task Force for Expense Reduction
		April 2000	General Manager of Tokyo Commercial Line Production Dept. 1
		April 2001	General Manager of Tokyo Commercial Line Production Dept. 3	0 shares
		June 2003	Director, General Manager of Tokyo Commercial Line Production Dept. 3
		April 2004	Director, General Manager of Business Promotion Dept.
		April 2006	Director, Managing Executive Officer
		April 2009	Director, Senior Managing Executive Officer (present)

5	Akira Watanabe (Feb. 16, 1947)	April 1973	Registered as Attorney-at-Law Attorney-at-Law, Ginza Law Office (currently, Abe, Ikubo & Katayama)
		April 1982	Attorney-at-Law, Akira Watanabe Law Office	0 shares
		April 1989	Attorney-at-Law, Seiwa Kyodo Law Office (currently, Seiwa Meitetsu Law Office) (present)

6	Mitsuhiro Umezu	April 1992	Lecturer, Keio University (International Center)
	(May 18, 1957)	April 2005	Associate Professor, Faculty of Business and Commerce, Keio University
		April 2007	Associate Professor, Faculty of Business and Commerce, Keio University (present)	0 shares
		June 2007	Director, Nissay Dowa General Insurance Co., Ltd. (present)

7	Daiken Tsunoda (Jan. 29, 1967)	April 1994	Registered as Attorney-at-Law Attorney-at-Law, Mori Sogo (currently, Mori Hamada & Matsumoto)
		Mar. 2003	Attorney-at-Law, Nakamura & Tsunoda (currently, Nakamura, Tsunoda & Matsumoto) (present)	0 shares
		April 2008	Corporate Auditor, the Company (present)

(Notes)	1.	There exists no special conflict of interests between any of the candidates.

	2.	Messrs. Akira Watanabe, Mitsuhiro Umezu, and Daiken Tsunoda are each a candidate for outside Director.

3.	Matters of particular mention with respect to the candidates for outside Directors are as follows:
(1)	The grounds for election of the candidates for outside Directors:
(i)	Mr. Akira Watanabe is presently an attorney-at-law. Therefore, the Company requests the shareholders to elect him as outside Director of the Company to reflect his knowledge and experience as a legal professional in the management of the Company.

(ii)	Mr. Mitsuhiro Umezu is presently Associate Professor at Keio University Faculty of Business and Commerce and has expertise on corporate ethics, etc. The Company requests the shareholders to elect him as outside Director of the Company to reflect his knowledge and experience in the management of the Company.

(iii)	Mr. Daiken Tsunoda is presently an attorney-at-law. Therefore, the Company requests the shareholders to elect him as outside Director of the Company to reflect his knowledge and experience as a legal professional in the management of the Company.
(2)	The grounds on which the Company considers a candidate for outside Director will be able to appropriately perform the duties of outside Director, notwithstanding the fact that such candidate has not in the past been involved in management of the Company except as an outside Director or outside Corporate Auditor:
(i)	The Company considers that Mr. Akira Watanabe will be able to appropriately perform the duties of outside Director, taking into account his professional knowledge and experience as a legal professional.

(ii)	The Company considers that Mr. Mitsuhiro Umezu will be able to appropriately perform the duties of outside Director, taking into account his professional knowledge and his experience with respect to corporate ethics, etc.

(iii)	The Company considers that Mr. Daiken Tsunoda will be able to appropriately perform the duties of outside Director, taking into account his professional knowledge and experience as a legal professional.
(3)	Time since a candidate first assumed the office of outside Corporate Auditor of the Company:
The length of time for which Mr. Daiken Tsunoda has been outside Corporate Auditor of the Company will be one (1) year and nine (9) months as upon the close of this Extraordinary Shareholders’ Meeting.
(4)	Agreement to limit outside Director’s liability:
The Company maintains an agreement with Mr. Daiken Tsunoda that limits the outside Corporate Auditor’s liability for any damage to the Company caused by a failure to perform the duties of an outside Corporate Auditor if the outside Corporate Auditor has performed the duties in good faith and without gross negligence, in order to allow him to exercise his capability as expected. The limit of outside Corporate Auditor’s liability under such agreement is the sum of the amount provided by the items in Article 425, Paragraph 1 of the Companies Act. The Company will continue with such agreement when the candidate is elected as outside Corporate Auditor.
The Company will enter into an agreement to limit outside Director’s liability with each of Messrs. Akira Watanabe, Mitsuhiro Umezu and Daiken Tsunoda to allow them to exercise their capabilities as expected if they are elected as outside Directors. The limit of the outside Director’s liability under such agreement is the sum of the amount provided by the items in Article 425, Paragraph 1 of the Companies Act if the outside Director causes any damage to the Company due to a failure to perform the duties as outside Director and if the outside Director performs the duties in good faith and without gross negligence.

4.	Mr. Daiken Tsunoda will resign as Corporate Auditor as of March 31, 2010.
     Fourth Item: Election of Three (3) Corporate Auditors
If the First Item is approved as proposed, and the share exchange agreement is approved at the extraordinary shareholders’ meetings of Aioi and NDGI, respectively, Aioi and NDGI will become subsidiaries of the Company on the effective date of the Share Exchange, establishing the new insurance and financial services group.

It is proposed that three (3) Corporate Auditors including two (2) outside Corporate Auditors be elected, in order to enable the Company, as a holding company, to properly manage the two subsidiaries.

The resolution on this Item will take effect on the effective date of the Share Exchanges on the condition that the Share Exchanges have taken effect.

If this Item is approved as proposed, the number of Corporate Auditors as of the effective date of the Share Exchange will be five (5), while the number of Corporate Auditors currently in office is four (4), and three (3) of which will be outside Corporate Auditors, since Corporate Auditors, Messrs. Yoshio Iijima, and Daiken Tsunoda will resign as Corporate Auditor on March 31, 2010.

The candidates for Corporate Auditors are as follows:

Candi				Number of shares
-date	Name	Résumé, Representative Status of Other Corporations, if any,		of the Company
No.	(Date of birth)	and Position and Duties at the Company		owned
1	Masahiko Oji (March 9, 1946)	Nov. 1973	Entered Dai-Tokyo Fire & Marine Insurance Co., Ltd. (currently, Aioi Insurance Co., Ltd.)
		June 1991	General Manager of Insurance with Maturity Refund Underwriting Operation Dept.
		April 1993	General Manager of Osaka Sales Dept. 1st
		July 1997	General Manager of Underwriting Development Dept.
		July 1998	Associate Director, General Manager of Underwriting Development Dept.
		April 2000	Executive Officer, General Manager of Underwriting Development Dept.
		April 2001	Executive Officer, General Manager of Underwriting Planning Dept.
		April 2002	Managing Executive Officer, Executive General Manager of Kinki Region	0 shares
		April 2003	Managing Executive Officer, Executive General Manager of Kinki Region & General Manager of Kinki Strategy Dept.
		April 2004	Managing Executive Officer, General Manager of Underwriting Development Unit
		June 2004	Senior Managing Director, General Manager of Underwriting Development Unit
		June 2007	Director & Vice President, General Manager of Underwriting Unit
		July 2007	Director & Vice President
		June 2008	Director & Vice President Executive Officer
		April 2009	Director, Executive Officer
		June 2009	Corporate Auditor (present)

Candi				Number of shares
-date	Name	Résumé, Representative Status of Other Corporations, if any,		of the Company
No.	(Date of birth)	and Position and Duties at the Company		owned
2	Kuniaki Nomura (June 13, 1945)	April 1970	Registered as Attorney-at-Law Attorney-at-Law, Yanagida Law Office (currently, Yanagida & Nomura)
		June 2006	Corporate Auditor, Mitsui Sumitomo Insurance Co., Ltd. (present)	0 shares
		June 2009	Attorney-at-Law, Nomura Law Offices (present)

3	Hiroyuki Tezuka (May 8, 1961)	April 1986	Registered as Attorney-at-Law Attorney-at-Law, Nishimura & Sanada (currently, Nishimura & Asahi) (present)	0 shares
		June 2007	Corporate Auditor, Nissay Dowa General Insurance Co., Ltd. (present)

(Notes)	1.	There exists no special conflict of interests between any of the candidates.

	2.	Messrs. Kuniaki Nomura and Hiroyuki Tezuka are each a candidate for outside Corporate Auditor.

	3.	Matters of particular mention with respect to the candidates for outside Corporate Auditors are as follows:
(1)	The grounds for election of the candidates for outside Corporate Auditors:
(i)	Mr. Kuniaki Nomura is presently an attorney-at-law. Therefore, the Company requests the shareholders to elect him as outside Corporate Auditor of the Company to reflect his knowledge and experience as a legal professional in the management of the Company.

(ii)	Mr. Hiroyuki Tezuka is presently an attorney-at-law. Therefore, the Company requests the shareholders to elect him as outside Corporate Auditor of the Company to reflect his knowledge and experience as a legal professional in the management of the Company.
(2)	The grounds on which the Company considers a candidate for outside Corporate Auditor will be able to appropriately perform the duties of outside Corporate Auditor, notwithstanding the fact that such candidate has not in the past engaged in management of the Company except as an outside Director or outside Corporate Auditor:
(i)	The Company considers that Mr. Kuniaki Nomura will be able to appropriately perform the duties of outside Corporate Auditor, taking into account his professional knowledge and experience as a legal professional.

(ii)	The Company considers that Mr. Hiroyuki Tezuka will be able to appropriately perform the duties of outside Corporate Auditor, taking into account his professional knowledge and experience as a legal professional.
(3)	Agreement to limit outside Corporate Auditor’s liability:

The Company will enter into an agreement to limit outside Corporate Auditor’s liability with each of Messrs. Kuniaki Nomura and Hiroyuki Tezuka to allow them to exercise their capabilities as expected if they are elected as outside Corporate Auditors. The limit of the outside Corporate Auditor’s liability under such agreement will be the sum of the amount provided by the items in Article 425, Paragraph 1 of the Companies Act if the outside Corporate Auditor causes any damage to the Company due to a failure to perform the duties as outside Corporate Auditor and if the outside Corporate Auditor performs the duties in good faith and without gross negligence.

(Reference)	Directors and Corporate Auditors of the Company as of April 1, 2010 will be as described below.

President & Director	Toshiaki Egashira
Director	Tadashi Kodama
Director	Ichiro Tateyama
Director	Yasuyoshi Karasawa
Director	Hisahito Suzuki
Director	Masanori Yoneda
Director	Susumu Fujimoto
Director	Katsuaki Ikeda
Director	Shuhei Horimoto
Outside Director	Toshihiko Seki
Outside Director	Akira Watanabe
Outside Director	Mitsuhiro Umezu
Outside Director	Daiken Tsunoda
Corporate Auditor (Full time)	Takashi Yamashita
Corporate Auditor (Full time)	Masahiko Oji
Outside Corporate Auditor	Sosuke Yasuda
Outside Corporate Auditor	Kuniaki Nomura
Outside Corporate Auditor	Hiroyuki Tezuka

[English Translation]
Reference Document for Extraordinary Shareholders’ Meeting
Supplementary Volume for the First Item
Document 1: Financial statements of Aioi for the fiscal year ended on March 31, 2009 (P1-52)
Document 2: Financial statements of NDGI for the fiscal year ended on March 31, 2009 (P53-85)
Mitsui Sumitomo Insurance Group Holdings, Inc.

Document 1: Financial statements of Aioi for the fiscal year ended on March 2009
•	Business Report

•	Non-Consolidated Balance Sheet

•	Non-Consolidated Statement of Operations

•	Non-Consolidated Statement of Changes in Net Assets

•	Consolidated Balance Sheet

•	Consolidated Statement of Operations

•	Consolidated Statement of Changes in Net Assets

•	Independent Auditors’ Audit Report (copy)

•	Independent Auditors’ Audit Report on the Consolidated Financial Statements (copy)

•	Board of Corporate Auditors’ Audit Report (copy)

FY2008 Business Report
(April 1, 2008 to March 31, 2009)
1. Overview of the Company’s Business Activities
     (1) Review of Operations
The Japanese economy entered an unprecedented recession due to the economic impact of the worldwide financial crisis started in the U.S. during the fiscal year ended March 31, 2009. Deterioration in earnings resulted in a significant decrease to corporate capital expenditures and the uncertain future of the economy and poor employment conditions negatively influenced consumer spending.
The non-life insurance industry was in a challenging environment due to an aging population, rapid decline in new car sales, low rate of new housing starts and a deteriorating investment environment caused by declining stock prices.
Under these conditions, we proactively structured and put into action a company-wide quality improvement activity, which was a two-year medium-term management plan initiated in fiscal year 2007. This plan called for the implementation of reforms that aim to create a truly customer-oriented company, so called “IOI Quality for the Customer”.
In April 2008, we launched two new products to reflect customers’ opinions. “Top-run” is an easy-to-understand auto insurance product. “Live lead Advance” is an excellent comprehensive medical insurance product with coverage for advanced medical care.
Since October 2008, we have been trying to offer family products that distinguish us by revising comprehensive homeowner insurance for various risks in daily life to make it easier to understand. As a result, we increased auto insurance contracts centered on non-fleet contracts in spite of the significant decrease in new car sales and steadily increased contracts for comprehensive medical insurance and comprehensive homeowner insurance.
Furthermore, we improved the quality of services by maintaining our steady efforts to completely eliminate the occurrence of inadvertent non-payment of insurance claims by offering a new program called “Anshin (Peace of Mind) Call”. The program follows up on claims to ensure case resolution, provides customers with updates on the progress of their claim and promotes resolution of long-term unresolved cases such as bodily injury.
As a result of these activities, we found that more than 90% of our customers responding to the questionnaire on our Website were satisfied with our services upon suffering an accident.
As can be read from above, we strive to develop a corporate culture to continuously improve our business activities by steadily implementing corporate reforms to become a customer-first company.
With regard to the insurance underwriting business, net premiums written decreased from the previous year due to drastically reduced rates of compulsory automobile liability insurance and lower insurance premium per policy due to growth of no claim discounts resulting from the reduced frequency of car accidents and the growth of the small-sized car market, in spite of continuous favorable growth in fire insurance mainly through agents of the housing industry. While operating expenses increased mainly due to system development cost for quality improvement, insurance underwriting profit greatly increased because of our continuous work on realizing efficient claims settlement as well as underwriting of automobile insurance and loss prevention activities and a low level of insurance claims paid for catastrophes in this fiscal year.
With regard to the asset management business, we tried to develop a stable and profitable portfolio, but investment income decreased due to the severe investment climate including the appreciation of the yen and the sharp decline in stock prices.
Regarding our corporate social responsibility (CSR) efforts, we have established the “Aioi Environmental Declaration” in order to fulfill the spirit of “co-awareness, co-creativity and co-existence” stipulated in our Corporate Philosophy. Additionally, we are engaging in social action programs based in local communities, such as the cleaning of Mount Fuji and the cleaning of and stone-path maintenance at Kumano-kodo, a world heritage site, during Aioi Month (October of each year). In a new project undertaken in FY2008 that involved making a donation corresponding to the number of social action program participants, 10,000 meals were donated through the UN World Food Program to children suffering from food shortages.
Agreement to Commence Discussions on Business Combination and Business Alliance
On January 23, 2009, an agreement was reached among the Company, Nissay Dowa General Insurance Company, Ltd., Mitsui Sumitomo Insurance Group Holdings, Inc. and Mitsui Sumitomo Insurance Company, Ltd. to commence discussions on a possible business combination and business alliance with the goal of forming a new insurance and financial group. An agreement was reached between the Company and Nissay Dowa General Insurance Co., Ltd. to commence discussions on a merger in order to enhance enterprise value and form a core company of the new group to be formed through the business combination.
Under these conditions, the results for the period under review are as follows:
Operating income decreased by ¥48.7 billion from the previous year to ¥1,009.6 billion with underwriting income of ¥927.9 billion, investment income of ¥79.1 billion, and other operating income of ¥2.5 billion. Meanwhile, operating expenses decreased by ¥23.9 billion from the previous year to ¥1,030.0 billion with underwriting expenses of ¥769.2 billion, investment expenses of ¥113.1 billion, sales and administrative expenses of ¥146.4 billion, and other operating expenses of ¥1.1 billion. As a result, ordinary loss was ¥20.3 billion, and net loss after extraordinary income, extraordinary loss, income and resident taxes and adjustments was ¥9.5 billion.
An overview of the insurance underwriting and the asset management businesses is as follows:
Overview of Insurance Underwriting Business
Of the underwriting income, net premiums written fell by 4.1% from the previous year to ¥816.6 billion. Meanwhile, of the underwriting expenses, net claims paid decreased by 0.3% from the previous year to ¥493.5 billion, resulting in a 2.8 point increase in loss ratio to 65.0% from the previous year. Further, the expense ratio increased by 1.3 points from the previous year to 34.6%. After the incorporation of premiums of saving-type insurance, maturity refunds to policyholders, reversal of reserve for outstanding claims, reversal of policy reserve and other income and expenses, underwriting profit amounted to ¥18.5 billion.
Overview of Major Insurance Categories
Net premiums written for fire and allied lines insurance increased by 2.4% from the previous year to ¥102.7 billion, resulting in a 1.4 point decrease in loss ratio to 35.9%.
Net premiums written for marine insurance decreased by 13.2% from the previous year to ¥5.5 billion, resulting in a 6.6 point increase in loss ratio to 64.3%.
Net premiums written for personal accident insurance decreased by 3.9% from the previous year to ¥46.0 billion, resulting in a 4.3 point increase in loss ratio to 50.0%.
Net premiums written for voluntary automobile insurance decreased by 1.3% from the previous year to ¥466.8 billion, resulting in a 1.5 point increase in loss ratio to 64.8%.
Net premiums written for compulsory automobile liability insurance decreased by 19.9% from the previous year to ¥119.7 billion, resulting in a 17.9 point increase in loss ratio to 90.2%.
Other major insurance products include general liability insurance, comprehensive movable risk insurance and credit insurance. The net premiums written for these insurance products increased by 1.2% from the previous year to ¥75.7 billion, resulting in a 5.3 point decrease in loss ratio to 74.7%.
Overview of Asset Management Business
Total assets as of the end of the current year were ¥2,419.7 billion, down ¥218.8 billion from the end of the previous year, and investment assets were ¥1,984.1 billion, down ¥301.6 billion from the end of the previous year.
Regarding investment of assets, interest and dividend income decreased by ¥38.8 billion from the previous year to ¥42.9 billion. After the incorporation of gain on sales of securities, income credited to saving-type insurance, and other income and expenses, investment income decreased by ¥29.8 billion from the previous year to ¥79.1 billion. Meanwhile, investment expenses increased by ¥4.1 billion from the previous year to ¥113.1 billion.

Issues to Be Addressed by the Company
Business conditions in the Japanese non-life insurance industry are expected to remain challenging while the population continues to age, housing starts remain low and the number of automobiles decline. Moreover, further improvement in the quality of services provided to customers will be required with the Insurance Law going into effect.
In this business climate, the Company has adopted as the pillar of its growth strategy the establishment of a sales style involving three month advance preparation to further improve the quality of subscription offers and make in-depth insurance recommendations to customers, thereby “increasing the number of auto insurance subscribers, winning their confidence, and having them subscribe to fire, third-sector, life and other insurance.” We will continue to develop and provide new products and services that meet customer needs and are in line with social trends and environmental changes.
Regarding non-life services, we will make efforts to improve the quality of our services further by thoroughly enforcing efficient claim settlement and prompt payment of insurance money, along with additional endeavors to enhance the quality of the “Anshin Call” service.
As for asset management, we will continue to work on establishing investment systems with effective risk controls. Meanwhile, having announced the “Aioi Environmental Declaration” in April 2009, we will make efforts not only to reduce environmental burdens through our business activities, but to develop and provide insurance products and services that lead to environmental conservation, as well as work aggressively to protect the environment in partnership with local communities.
Being an affiliate of Toyota Motor Corporation (“Toyota”), the Company is leveraging its position as a non-life insurance company that is close to automobile manufacturers primarily by drawing on advanced automotive technologies in developing unique auto insurance products, utilizing auto dealer networks to provide “car life support services,” and engaging in joint projects in the financial business sector.
In terms of expansion of our overseas operations, we are expanding our business domain by establishing business sites in coordination with Toyota’s global strategies. We will continue to maintain and strengthen our partnership with Toyota in product development, sales, human resources, and various other business areas as we seek to become a leading brand in auto insurance.
As of March 31, 2009, we have one Director from Toyota serving on our Board of Directors.
In order to form a global insurance and financial group that will be ranked among the world’s best, achieve sustainable growth and enhance corporate value, the Company will expeditiously promote efforts for a business combination and business alliance with Nissay Dowa General Insurance Company, Ltd., Mitsui Sumitomo Insurance Group Holdings, Inc. and Mitsui Sumitomo Insurance Company, Ltd. Furthermore, the Company will make an all-out push for a merger with Nissay Dowa General Insurance Co., Ltd., with the aim of establishing a company that will grow and develop based on unwavering customer confidence by exercising the strengths of the two companies.
We will endeavor to meet customer and shareholder expectations by ensuring the sustainable growth of our business and enhancing our efforts to improving our corporate value through the foregoing measures. Your continued support and guidance will be appreciated.
Note: The presentation and calculation of the figures in this report (including the following financial statements) are in accordance with the following:
(1)	The insurance premiums, other monetary amounts and the number of shares were rounded off to the unit indicated. Percentages, including percentages of increase and decrease, were rounded to the closest 1/10.

(2)	Loss ratio = (Net claims paid + Loss adjustment expenses) / Net premiums written

(3)	Expense ratio = (Commissions and brokerage + Operating and general administrative expenses for underwriting) / Net premiums written

(2) Summary of Assets, Profit and Loss

							FY2008
Category	FY2005		FY2006		FY2007		(current)
	Million yen		Million yen		Million yen		Million yen
Net premiums written		834,284		851,238		851,849		816,693
Fire and Allied Lines		95,256		102,072		100,326		102,746
Marine		5,660		6,482		6,435		5,589
Personal Accident		49,265		49,232		47,882		46,015
Voluntary Automobile		464,357		472,090		472,766		466,823
Compulsory Automobile Liability		151,083		149,749		149,545		119,731
Other		68,661		71,611		74,891		75,787
Interest and dividend income		42,167		51,228		81,864		42,982
Underwriting profit		1,949		1,026		10,286		18,568
Ordinary income (loss)		24,904		29,808		4,431		(20,359)
Net income (loss)		19,750		18,874		7,171		(9,550)
Loss ratio		62.7%		62.4%		62.2%		65.0%
Expense ratio		33.1%		32.7%		33.3%		34.6%
Investment assets		2,546,709		2,569,727		2,285,812		1,984,192
Total assets		2,761,116		2,784,898		2,638,595		2,419,760

Net income(loss) per share	26.95	yen	25.69	yen	9.76	yen	(13.00	)yen

Notes:

1.	Investment assets are the aggregate of deposits, call loans, monetary receivables purchased, money held in trust, securities, loans receivables, land and buildings.

2.	Net income (loss) per share was calculated based on the average number of shares outstanding excluding treasury stock during the fiscal period (732,697 thousand shares in FY2005; 734,408 thousand shares in FY2006; 734,462 thousand shares in FY2007; 734,318 thousand shares in FY2008).
(3) Number of Branch Offices, Agencies, etc.

			Increase/decrease
	End of previous	End of current	during current
Classification	period	period	period
Branch offices	14	14	—
Sub Branch offices	63	60	(3)
Sales Offices	190	186	(4)
Sub Sales Offices	25	23	(2)
Overseas branch offices	2	2	—
Overseas representative offices	20	20	—

Total	314	305	(9)

Agencies	40,473	39,477	(996)
Overseas agencies	5	6	1

Total	40,478	39,483	(995)

(4) Employees

	End of	End of	Increase/ decrease	As of March 31, 2009
	previous	current	during current			Average length	Average monthly
Classification	period	period	period	Average age		of service	salary
Non-sales employees	8,233	8,537	304	41.9	years old	13.5 years	459 thousand yen
Sales employees	576	538	(38)	52.6

Notes:

1.	The figures for employees do not include employees serving as Directors, employees on prolonged leave, or temporary staff.

2.	The average monthly salary is the average monthly salary for March 2009 (including overtime pay).

3.	The average age and the average length of service have been rounded off to the nearest 1/10.

(5) Major Creditors
     There is no applicable information.
(6) Financing
     There is no applicable information.
(7) Capital Investment
     a. Total capital investment

(Millions of Yen)
Total capital investment	9,488
     b. Major construction, etc., of facilities
There was no major construction, expansion, reform, disposal or retirement of facilities.
(8) Principal Parent Companies and Subsidiaries
     a. Parent companies
There is no applicable information.
     b. Subsidiaries

					% of voting
					rights held by
Company	Location	Principal business	Date established	Capital	the Company	Other
Aioi Life Insurance Company, Limited	Shibuya-ku, Tokyo	Life insurance	Aug. 8, 1996	30,000 million yen	100	—

Aioi Motor and General Insurance Company of Europe, Ltd.	London, United Kingdom	Non-life insurance	Nov. 12, 2004	89,300 thousand British pounds (¥12,542 million)	100	—

Aioi Insurance CS-Desk Co., Ltd.	Shibuya-ku, Tokyo	Outsourced non-life insurance clerical services; development, maintenance and management of systems and call centers	Oct. 10, 2006	3,300 million yen	90.9	—

Notes:

1.	Only principal subsidiaries are indicated in the table.

2.	The yen amount indicated in parenthesis in the “capital” column is the yen equivalent based on the exchange rate as of the Company’s account settlement date.
(9) Business Transfers
     There is no applicable information.
(10) Other Significant Matters Concerning the Company
     There is no applicable information.

2.	Matters Concerning Corporate Officers
(1)	Corporate Officers

Directors and Corporate Auditors
(As of March 31, 2009)

Principal position outside
Name	Position and Responsibilities	the Company	Other
Hideto Ozaki	Chairman, Director (Representative Director)

Tadashi Kodama	President, Director (Representative Director)

Masao Adachi	Executive Vice President, Director (Representative Director)

Masahiko Oji	Executive Vice President, Director, (Representative Director); in charge of Compliance Control Dept.

Hisahito Suzuki	Director, Senior Managing Executive Officer (Representative Director); in charge of Personnel Planning Dept., Business Planning Dept., Corporate Communications Dept., Business Strategy Dept. and Corporate Planning Dept.

Hiroaki Nagasue	Director, Senior Managing Executive Officer (Representative Director); in charge of Sales Planning and Development Dept. and Distribution Channel Business Promotion Dept.

Masayoshi Nakamura	Director, Managing Executive Officer; in charge of Commercial Business Promotion Dept. and Financial Services Dept.

Takayoshi Umemura	Director, Managing Executive Officer; in charge of Investment Management Dept., Securities Investment Dept., Loan Dept., Real Estate Dept., Financial Administration Dept. and Accounting Dept.

Mitsuo Kinoshita	Director (outside)	Vice President and Representative Director, Toyota Motor Corporation

Ryusuke Ono	Director, Executive Officer; in charge of Claims Services Dept., Medical Claim Services Dept. and General Affairs Dept.

Yoshihisa Ishii	Director, Executive Officer; in charge of Personal Product Development Dept. and Commercial Product Development Dept.; assistant to officer in charge of Reinsurance Dept.

Shin Ueno	Director, Executive Officer; in charge of Operating Control Dept., System Control Dept., Regional Operation Dept. and Nationwide Operation Dept.

Masashi Horie	Full-time Corporate Auditor

Naotatsu Momoi	Full-time Corporate Auditor

Shouzou Hashimoto	Corporate Auditor (outside)

Yoshio Ishizaka	Corporate Auditor (outside)

Kazuyoshi Tanaka	Corporate Auditor (outside)	Chairman and Representative Director, Mitsubishi UFJ Lease & Finance Co., Ltd.

Executive Officers

Principal position outside
Name	Position and Responsibilities	the Company	Other
Toshihiko Nakagawa	Senior Managing Executive Officer; Executive General Manager of Tokyo Corporate Region

Shusuke Kobayashi	Senior Managing Executive Officer; Executive General Manager of Tokyo Region

Tsukasa Yorifuji	Managing Executive Officer; in charge of Sales Management and Innovation Dept., Market Development Dept. and Call Center Administration Dept.

Yasukazu Nagasaki	Managing Executive Officer; Executive General Manager of Chubu Region

Takashi Suenaga	Managing Executive Officer; General Manager of Toyota Dealership Agents Promotion Dept.; in charge of Toyota Dept. and Toyota Dealership Agents Promotion Dept.

Takao Shida	Managing Executive Officer; in charge of Customer Services Dept., Claims Payments Examination Dept., Risk Management Dept. and Corporate Quality Control Dept.

Hirokazu Mizogami	Managing Executive Officer; in charge of Overseas Administration Dept. and Reinsurance Dept.; assistant to officer in charge of Overseas Marketing Dept.

Hiroshi Aizawa	Executive Officer; Executive General Manager of Tohoku Region

Itaru Akihisa	Executive Officer; Executive General Manager of Kinki Region

Hideo Murakami	Executive Officer; Executive General Manager of Chiba Region

Takashi Matsumoto	Executive Officer; Executive General Manager of Chugoku Region

Kazuhiko Kimura	Executive Officer; Executive General Manager of Nagoya Corporate Region

Matsuhiko Sone	Executive Officer; assistant to officer in charge of Personal Product Development Dept., Commercial Product Development Dept. and Reinsurance Dept.

Yoshiaki Hayakawa	Executive Officer; Executive General Manager of Saitama Region

Jun Kawamura	Executive Officer; Executive General Manager of Metropolitan Area Dealer Region

Nobuaki Matsuzawa	Executive Officer; Executive General Manager of Koushinetsu Region

Yoshio Ito	Executive Officer; Executive General Manager of North Kanto Region

Makoto Yamamoto	Executive Officer; General Manager of Internal Auditing Dept.

Touri Ueno	Executive Officer; in charge of Overseas Marketing Dept.

Shuzo Kameda	Executive Officer; General Manager of Toyota Dept.

Yasuyuki Goto	Executive Officer; General Manager of Financial Institutions Dept.

Michio Ogawa	Executive Officer; Executive General Manager of Kyushu Region

Yasuzo Kanasugi	Executive Officer; General Manager of Personnel Planning Dept.

(2) Compensation, etc. for Corporate Officers
(Millions of Yen)

Classification	No. of persons paid	Compensation, etc.
Directors	14	478 (non-compensatory payment incl.: 65)

Corporate Auditors	6	86 (non-compensatory payment incl.: 2)

Total	20	565 (non-compensatory payment incl.: 67)
Notes:
1.	With respect to the directors having employee position, apart from the compensation for the services as directors, there is no employee compensation for the services as employee or remuneration for any other duties performed as employees.

2.	The limits for compensation as stipulated in the Articles of Incorporation or by the General Meeting of Shareholders are as follows:
•	The annual amount of compensation paid to Directors shall not exceed ¥540 million.

(The annual amount of compensation paid in the form of equity compensation type stock option, separately accounted for, shall not exceed ¥65 million maximum.)

•	The annual amount of compensation paid to Corporate Auditors shall not exceed ¥96 million.
3.	The following are included in the compensations described above:
•	Stock option-based compensation

¥37 million (11 Directors: ¥37 million; — Corporate Auditors: ¥- million)

•	Retirement benefits for the period under review

¥29 million (12 Directors: ¥27 million; 2 Corporate Auditors: ¥2 million)

The resolution to pay a retirement allowance to the Corporate Officers, associated with the abolition of the retirement benefits system for Corporate Officers, was adopted at the 7th Ordinary General Meeting of Shareholders held on June 26, 2008. The allowance is scheduled for payment at the time of the retirement of a relevant Corporate Officer.
3.	Matters Concerning Outside Corporate Officers
(1)	Principal Positions Outside the Company

Director

Name	Principal position outside the Company
Mitsuo Kinoshita	Vice President and Director (Representative Director), Toyota Motor Corporation Outside Corporate Auditor, Aichi Steel Corporation The Company is an affiliate of Toyota Motor Corporation.
Corporate Auditors

Name	Principal position outside the Company
Shouzou Hashimoto	Outside Director, Ajinomoto Co., Inc.

Yoshio Ishizaka	Outside Corporate Auditor, Hino Motors, Ltd. Outside Corporate Auditor, Kanto Auto Works, Ltd.

Kazuyoshi Tanaka	Chairman and Director (Representative Director), Mitsubishi UFJ Lease & Finance Company, Limited
(2)	Major Activities of Outside Corporate Officers

Director

Board of Directors’
Name	Tenure	meeting attendance	Statements at Board of Directors’ meetings and other activities
Mitsuo Kinoshita	2 years 10 months	He attended 10 out of 16 Board of Directors’ meetings.	He asked questions and provided advice as necessary in order to ensure adequacy and appropriateness of decision making by the Board of Directors.

Corporate Auditors

Board of Directors &
Board of Corporate
		Auditors’ meeting	Statements at Board of Directors & Board of Corporate
Name	Tenure	attendance	Auditors’ meetings and other activities
Shouzou Hashimoto	8 years	He attended 14 out of 16 Board of Directors’ meetings and 14 out of 14 Board of Corporate Auditors’ meetings.	In addition to asking questions and providing advice as necessary in order to ensure adequacy and appropriateness of decision making by the Board of Directors, he discussed material matters pertaining to auditing and other matters at the Board of Corporate Auditors’ meetings.

He also stated his opinions and made recommendations at informal meetings for exchanging opinions with Representative Directors and others, based on information obtained by performing audits of field operations departments as a Corporate Auditor and attending, among other things, liaison meetings with the Accounting Auditor.

Yoshio Ishizaka	3 years 10 months	He attended 13 out of 16 Board of Directors’ meetings and 12 out of 14 Board of Corporate Auditors’ meetings.	In addition to asking questions and providing advice as necessary in order to ensure adequacy and appropriateness of decision making by the Board of Directors, he discussed material matters pertaining to auditing and other matters at the Board of Corporate Auditors’ meetings.

He also stated his opinions and made recommendations at informal meetings for exchanging opinions with Representative Directors and others, based on information obtained by performing audits of field operations departments as a Corporate Auditor and attending, among other things, liaison meetings with the Accounting Auditor.

Kazuyoshi Tanaka	10 months	He attended 11 out of 13 Board of Directors’ meetings and 10 out of 11 Board of Corporate Auditors’ meetings.	In addition to asking questions and providing advice as necessary in order to ensure adequacy and appropriateness of decision making by the Board of Directors, he discussed material matters pertaining to auditing and other matters at the Board of Corporate Auditors’ meetings.

He also stated his opinions and made recommendations at informal meetings for exchanging opinions with Representative Directors and others, based on information obtained by performing audits of field operations departments as a Corporate Auditor and attending, among other things, liaison meetings with the Accounting Auditor.
(3)	Liability Limitation Agreement

Name	General intent of liability limitation agreement
Mitsuo Kinoshita	Pursuant to Article 31 of the Articles of Incorporation, the Company signs an agreement with the Outside Director for the liability limitation to the maximum amount prescribed in the Companies Act Article 423, Paragraph 1.

Shouzou Hashimoto Yoshio Ishizaka Kazuyoshi Tanaka	Pursuant to Article 43, Paragraph 2 of the Articles of Incorporation, the Company signs an agreement with Outside Corporate Auditors for the liability limitation to the maximum amount prescribed in the Companies Act Article 423, Paragraph 1.
(4)	Compensation, etc. for Outside Corporate Officers
(Millions of Yen)

			Compensation, etc. from
		Compensation, etc.	the parent company
	No. of persons paid	from the Insurance Company	of the Insurance Company
Director	1	7	There is no applicable information.

Corporate Auditors	4	20	There is no applicable information.

Total	5	27
Note:	The compensation, etc. for the Director indicated above includes retirement benefits of ¥0 million for this period.

The resolution to pay a retirement allowance to the Corporate Officers, associated with the abolition of the retirement benefits system for the Corporate Officers, was adopted at the 7th Ordinary General Meeting of Shareholders held on June 26, 2008. The allowance is scheduled for payment at the time of the retirement of the relevant Outside Corporate Officers.
(5)	Opinions of Outside Corporate Officers

There is no comment from Outside Corporate Officers on (1) through (4) of “3. Matters Concerning Outside Corporate Officers.”

4. Matters Concerning the Company’s Stock
(1)	Number of shares

Total number of shares authorized to be issued	2,000,000	thousand shares
Total number of shares issued	756,201	thousand shares

(2) Number of shareholders as of the end of the fiscal period	23,293
(3)	Major Shareholders

	Shareholder’s Equity in the Company
Name	Share ownership	Shareholding ratio
	Thousands of shares	%
Toyota Motor Corporation	252,567	33.4
State Street Bank and Trust Company	81,219	10.7
The Master Trust Bank of Japan, Ltd. (Trust Account)	36,118	4.8
Japan Trustee Services Bank, Ltd. (Trust Account)	28,204	3.7
Japan Trustee Services Bank, Ltd. (Trust Account 4G)	23,875	3.2
BBH 493025 Black Rock Global Allocation	12,941	1.7
Aioi Insurance Employees’ Shareholding Association	11,193	1.5
Danske Bank Clients Holdings	9,096	1.2
Japan Trustee Services Bank, Ltd. (Trust Account 4)	8,712	1.2
Nomura Holdings, Inc.	7,644	1.0
Notes:
1.	In addition to the above, there are 22,067 thousand shares of treasury stock.

2.	The Company received the report of change with regard to the large shareholding report, dated November 14, 2008, submitted by Arnold and S. Bleichroeder Advisers, LLC that it holds in its account the following number of shares as of November 11, 2008. However, since the Company was not able to verify the actual number of shares held by the firm as of March 31, 2009, the firm was not included in the list of major shareholders above.

	Share ownership	Percentage of total
Name	(thousands of shares)	shares issued (%)
Arnold and S. Bleichroeder Advisers, LLC	83,725	11.1
5.	Matters Concerning Subscription Rights to Shares
(1)	The Company’s Subscription Rights to Shares Held by the Insurance Company’s Corporate Officers As of March 31, 2009

No. of persons
holding subscription
	Outline of subscription rights to shares		rights to shares
Directors (excluding Outside Corporate Officers)	• Subscription Rights to Shares issued in July 2008 (Equity compensation type stock option)		11
	Class of shares to be issued upon exercise of subscription rights to shares	Common stock
	Number of shares to be issued upon exercise of subscription rights to shares	88,000 shares
	Amount to be paid upon exercise of subscription rights to shares	¥543 per share
	Exercise price of subscription rights to shares	¥1 per share
	Period during which subscription rights to shares may be exercised	From July 29, 2008 to July 28, 2038

Outside Director	—		—

Corporate Auditors	—		—

     Note: Additional outline of the subscription rights to shares is as follows:
•	Conditions for exercise of the rights
(a)	A holder of subscription rights to shares may exercise said rights for a period of 10 days from the day following the day of loss of status as both Director and Executive Officer of the Company.

(b)	In the event of death of a holder of subscription rights to shares, an heir of the deceased may exercise said rights. The conditions for the exercise of subscription rights to shares by said heir shall be as stipulated in the agreement referred to in (c) below.

(c)	Other conditions shall be as stipulated in the Subscription Rights to Shares Allocation Agreement entered into by and between the Company and holders of subscription rights to shares pursuant to resolutions adopted by the Board of Directors.
•	Reasons and conditions for the reclamation of subscription rights to shares by the Company
(a)	In the event a holder of subscription rights to shares is rendered unable to exercise said rights for such reasons as the loss of ability to satisfy the aforementioned conditions for the exercise thereof, the Company may reclaim relevant subscription rights to shares without compensation.

(b)	In the event any of the following proposals is approved at a general meeting of shareholders of the Company (or is adopted by resolution of the Company’s Board of Directors if a resolution of the general meeting of shareholders is not required), the Company may reclaim subscription rights to shares without compensation on a day separately determined by the Board of Directors.
i.	Proposal to approve a merger agreement wherein the Company becomes an extinct company;

ii.	Proposal to approve a demerger agreement or a demerger plan wherein the Company demerges its business; or

iii.	Proposal to approve a stock exchange agreement or an equity transfer plan wherein the Company becomes a wholly owned subsidiary.
(c)	In the event a holder of subscription rights to shares violates a provision of the Subscription Rights to Share Allocation Agreement, the Company may reclaim relevant subscription rights to share without compensation.
(2)	Subscription Rights to Shares Issued to Employees and Others during the Fiscal Year

No. of persons
holding
subscription
	Outline of subscription rights to shares		rights to shares
Employees	• Subscription rights to shares issued in July 2008 (Equity compensation type stock option)		23
	Class of shares to be issued upon exercise of subscription rights to shares	Common stock
	Number of shares to be issued upon exercise of subscription rights to shares	147,000 shares
	Amount to be paid upon exercise of subscription rights to shares	¥543 per share
	Exercise price of subscription rights to shares	¥1 per share
	Period during which subscription rights to shares may be exercised	From July 29, 2008 to July 28, 2038

Corporate Officers and employees of subsidiaries	—		—
     Note: Additional outline of the subscription rights to shares is as follows:
•	Conditions for exercise of the rights
(a)	A holder of subscription rights to shares may exercise said rights for a period of 10 days from the day following the day of loss of status as both Director and Executive Officer of the Company.

(b)	In the event of death of a holder of subscription rights to shares, an heir of the deceased may exercise said rights. The conditions for the exercise of subscription rights to shares by said heir shall be as stipulated in the agreement referred to in (c) below.

(c)	Other conditions shall be as stipulated in the Subscription Rights to Shares Allocation Agreement entered into by and between the Company and holders of subscription rights to shares pursuant to resolutions adopted by the Board of Directors.
•	Reasons and conditions for the reclamation of subscription rights to shares by the Company
(a)	In the event a holder of subscription rights to shares is rendered unable to exercise said rights for such reasons as the loss of ability to satisfy the aforementioned conditions for the exercise thereof, the Company may reclaim relevant subscription rights to shares without compensation.

(b)	In the event any of the following proposals is approved at a general meeting of shareholders of the Company (or is adopted by resolution of the Company’s Board of Directors if a resolution of the general meeting of shareholders is not required), the Company may reclaim subscription rights to shares without compensation on a day separately determined by the Board of Directors.
i.	Proposal to approve a merger agreement wherein the Company becomes an expiring company;

ii.	Proposal to approve a demerger agreement or a demerger plan wherein the Company demerges its busniess; or

iii.	Proposal to approve a stock exchange agreement or an equity transfer plan wherein the Company becomes a wholly owned subsidiary.
(c)	In the event a holder of subscription rights to shares violates a provision of the Subscription Rights to Share Allocation Agreement, the Company may reclaim relevant subscription rights to share without compensation.
6.	Matters Concerning Accounting Auditor
(1)	Accounting Auditors
(Millions of Yen)

Name	Compensation for FY2008	Other
Deloitte Touche Tohmatsu (Designated Partners who performed the audit) Masakado Takayama Yoshiyuki Higuchi Noriko Nakajima	101	(Description of non-audit services) The Company outsourced advisory and instruction services relating to the establishment of internal control.

Note:	Compensation for FY2008 includes fees for audits under applicable Financial Instruments and Exchange Law.

The total amount of money and other financial interests to be paid by the Company and its subsidiaries to the Company’s Accounting Auditor is ¥128 million.
(2)	Liability Limitation Agreement

There is no applicable information.
(3)	Other Matters Concerning Accounting Auditor
(a)	The dismissal and non-retention policy on Accounting Auditors is as follows.

In the event a situation occurs or is expected to occur that has significant adverse effect on the performance of audit services by the Accounting Auditor, the Company’s Board of Directors shall, with the consent of the Board of Corporate Auditors, propose to the general meeting of shareholders the dismissal or non-retention of the Accounting Auditor.

In the event it is determined that any item provided for in Article 340 Paragraph 1 of the Companies Act applies to an Accounting Auditor, the policy is for the Company’s Board of Corporate Auditors to decide on the dismissal of the Accounting Auditor subject to the unanimous consent of Corporate Auditors. Further, in the event a situation occurs or is expected to occur that has significant adverse effect on the performance of audit services by the Accounting Auditor, the Board of Corporate Auditors shall make a request to a Director to propose to the general meeting of shareholders the dismissal or non-retention of the Accounting Auditor.

(b)	Deloitte & Touche LLP performs the audit of Aioi Motor and General Insurance Company of Europe, Ltd., which is a principal subsidiary of the Company.
7.	Fundamental Policy on the Conduct of Persons Influencing Decision on the Company’s Financial and Business Policies

There is no applicable information.

8.	Systems for Ensuring Adequacy of Business Operations

With regard to the enhancement of systems necessary for ensuring the adequacy of business operations of a business corporation, as stipulated in Article 362 Paragraph 4 Item 6 of the Companies Act and Article 100 Paragraph 1 and 3 of the Ordinance for Enforcement of the Companies Act, the following basic policies (Basic Policies on the Enhancement of Internal Control Systems) were established at the Board of Directors’ meeting held on May 24, 2006.

Following are the latest basic policies as revised in part on June 27, 2007 and March 24, 2008.
(1)	System to ensure that Directors execute their duties in compliance with laws, ordinances and the Company’s Articles of Incorporation
•	The Company shall establish a Code of Conduct based on its corporate philosophy and corporate vision. The Directors, other Corporate Officers and employees shall share and comply with said Code of Conduct.

•	The Company shall establish regulations governing the Board of Directors and continuously review, among other things, the matters resolved by the Board of Directors.
(2)	System to record and manage information related to the execution of duties by Directors
•	The Company shall archive documents and minutes from Board of Directors’ meetings and Executive Council’s meetings in such a manner that they may be accessed whenever necessary.

(3)	Regulations on management of risk of loss and other systems
•	The Company shall clearly identify risks that need to be managed, determine where such risks lie, and manage the risks appropriately in accordance with their nature.

•	The Board of Directors shall adopt resolutions on risk management policies, as well as on risk management activities and issues to be addressed each fiscal year.

•	The Company shall formulate specific risk management regulations by risk category and periodically revise them as required.

•	The Company shall establish a Risk Management Department that oversees risk management activities across the Company and a Risk Management Committee that reports directly to the Board of Directors.

•	The Company shall establish a framework to ensure that the Risk Management Department centrally manages risk information and reports to the Board of Directors and other governing bodies as necessary.

•	The Company shall establish system to respond to crises, such as major natural disasters.

•	The Company shall continuously review and improve its investment risk management, through such ways as by reinforcing the systems and adopting more advanced and sophisticated management methods.

•	The Internal Auditing Department shall cooperate with the Risk Management Department in order to practice highly effective business auditing based on risk information.
(4)	System to ensure the efficient execution of duties by Directors
•	The Company shall clearly set forth the duties and authorities of Directors.

•	Regular meetings of the Board of Directors shall be held once monthly, with extraordinary meetings to be held as necessary. Important matters concerning management strategies, etc. shall be discussed at an ordinary meeting of the Executive Council prior to reporting and/or submitting for consideration to the Board of Directors.
(5)	System to ensure that employees execute their duties in compliance with laws, ordinances and the Company’s Articles of Incorporation
•	The Board of Directors shall pass a resolution on the introduction of compliance programs, oversee the progress thereof, make revisions, and ensure rigorous in-house compliance.

•	The Company shall establish a Compliance Control Department to centrally manage compliance issues and assign compliance officers to each region.

•	The Company shall establish a structure for promoting Company-wide compliance by establishing a Compliance Committee, which reports directly to the Board of Directors, as well as a regional compliance committee in each region.

•	The Company shall take advantage of every opportunity available to fully educate employees on compliance, using compliance manuals and other materials.

•	The Company shall establish an internal notification system (Compliance Hotline 110) and formulate whistleblower protection regulations.

•	The Internal Auditing Department shall conduct regular audits, including visiting branch offices, and review auditing policies and items each year.

•	Directors shall promptly report to the Board of Directors and the Board of Corporate Auditors upon discovery of serious compliance incidents.

•	Antisocial groups that threaten the order and security of civil society shall be dealt with in a resolute manner in cooperation with the police and agencies concerned.
(6)	System to ensure adequate and reliable financial reporting
•	With regard to information disclosure mandated by laws and ordinances, the Company shall establish a system to ensure the adequacy of financial reporting, as well as a system to verify the evaluation of the effectiveness of internal control systems.
(7)	System to ensure the adequacy of the business operations of the Corporate Group
•	The Company shall formulate regulations on the management of affiliated companies, and the Corporate Planning Department and each administrative department of the head office shall, in collaboration with each other, efficiently monitor the business management of affiliated companies.

•	The Corporate Planning Department shall play the central role in instructing and supporting affiliated companies in the establishment of compliance and risk management systems (with particular emphasis on crisis management systems).

•	The Company and its affiliated companies shall share the Company’s internal notification system (Compliance Hotline 110) and the whistleblower protection regulations.

(8)	Matters concerning employees that are asked by Corporate Auditors to assist them in their duties
•	The Company shall establish an Auditor’s Office and assign its employee(s) to assist the Corporate Auditors in their duties (hereinafter referred to as “Assistants to Corporate Auditors”).
(9)	Matters concerning the independence of Assistants to Corporate Auditors
•	Assistants to Corporate Auditors shall not be involved in the execution of the Company’s operations or be subject to the orders of Directors.

•	Assistants to Corporate Auditors shall be evaluated solely by the Corporate Auditors and the consent of the Corporate Auditors shall be required for their appointment, dismissal and other personnel-related matters.

•	The Company shall establish regulations governing Assistants to Corporate Auditors.
(10)	System to ensure that Directors and employees report to Corporate Auditors and other systems for reporting to Corporate Auditors
•	Directors and employees shall provide Corporate Auditors with reports on their business activities on a regular or a non-regular basis, and report matters having a major impact on business operations without undue delay.
(11)	System to ensure that Corporate Auditors perform audits effectively
•	In order to establish an effective auditing system, the Company shall enhance collaboration among all of its operating divisions, with a specific focus on collaboration among Corporate Auditors, the Internal Auditing Department and the Corporate Planning Department.
9.	Matters Concerning Accounting Advisor

There is no applicable information.

10.	Other

The policy on determination of distribution of surplus, etc. is as follows.

In view of the public nature of the insurance business, the basic policy of the Company is to sustain stable dividends while continuing to work on building up our internal reserves, to render it possible to establish a stable long-term operating foundation, achieve corporate growth, and keep pace with changes in the business environment. Specifically, we will strive to achieve a medium- to long-term dividend payout ratio of 40% (non-consolidated).

Non-Consolidated Balance Sheet
As of March 31, 2009

(Millions of Yen)

ASSETS
Cash and deposits	155,529
Cash	51
Deposits	155,478
Monetary receivables purchased	19,535
Money held in trust	6,718
Securities	1,314,157
Government bonds	277,985
Local government bonds	41,197
Corporate bonds	216,235
Stocks	342,257
Foreign securities	334,496
Other securities	101,984
Loans receivable	349,470
Policy loans	5,758
General loans	343,712
Property, plant and equipment	149,165
Land	63,434
Buildings, net	75,397
Lease assets, net	369
Construction in progress	11
Other, net	9,953
Intangible assets	6,048
Software	3,612
Other	2,436
Other assets	226,121
Accrued premiums	9,329
Agency accounts receivable	21,214
Foreign agency accounts receivable	1,652
Coinsurance accounts receivable	2,700
Reinsurance accounts receivable	42,736
Foreign reinsurance accounts receivable	9,900
Accounts receivable	17,735
Accrued income	4,890
Cash segregated as deposits	7,932
Deposits for earthquake insurance	37,864
Suspense payments	27,702
Initial margins of futures markets	851
Derivatives other than for trading-assets	1,245
Prepaid pension expense	39,919
Other	444
Deferred tax assets	192,140
Customers’ liabilities for acceptances and guarantees	3,000
Allowance for doubtful accounts	(2,127)

Total assets	2,419,760

(Millions of Yen)

LIABILITIES
Reserve for insurance policy liabilities	1,968,852
Outstanding claims	303,661
Policy reserves	1,665,191
Other liabilities	130,508
Coinsurance accounts payable	1,192
Reinsurance accounts payable	26,564
Foreign reinsurance accounts payable	7,609
Borrowings	47
Income taxes payable	1,920
Deposits received	3,388
Unearned revenue	3,063
Accounts payable-other	26,184
Suspense receipts	28,648
Derivatives other than for trading-assets	31,591
Lease obligations	298
Provision for retirement benefits	19,952
Provision for bonuses	4,457
Reserves under the special laws	1,262
Reserves for price fluctuation	1,262
Acceptances and guarantees	3,000

Total liabilities	2,128,033

NET ASSETS
Capital stock	100,005
Capital surplus	44,092
Legal capital surplus	44,081
Other capital surplus	11
Retained earnings	190,496
Legal retained earnings	33,995
Other retained earnings	156,500
Reserves for dividends	38,640
Special reserve for insurance contract	25,070
Deferred gain on sale/exchange of fixed assets for tax purposes	3,896
Special reserves	84,985
Retained earnings brought forward	3,908
Treasury stock	(7,946)
Total shareholders’ equity	326,647
Valuation difference on available-for-sale securities	(35,023)
Total valuation and translation adjustments	(35,023)
Subscription rights to shares	104
Total net assets	291,727

Total liabilities and net assets	2,419,760

Notes:

1.	Securities valuation standards and valuation methods are as follows:
(1)	Securities held for trading purposes are stated at fair value on the account settlement date. Cost of sales is calculated using the cost determined by the moving-average method.

(2)	Securities held to maturity are stated at amortized cost (straight-line).

(3)	Equity shares of subsidiaries and affiliates are stated at cost determined by the moving-average method.

(4)	Available-for-sale securities with market quotations under the category of other securities are stated using market prices on the account settlement date.

Unrealized gains on these securities are directly included in net assets in lump-sum. Cost of sales is calculated using the moving-average method.

(5)	Available-for-sale securities without market quotations under the category of other securities are stated at cost using the moving-average method or amortized cost (straight-line).

(6)	The valuation of debt securities earmarked for policy reserves is pursuant to the ‘Temporary Treatment of Accounting and Auditing Concerning Underwriting-Reserve-Matching Bonds in the Insurance Industry’ (Japanese Institute of Certified Public Accountants, Industry Auditing Committee Report No. 21) is conducted by amortized cost (straight-line) method determined by the moving-average method.

The risk management policy for the debt securities earmarked for policy reserves is as follows:

To appropriately manage the interest rate fluctuation risk of assets and liabilities, ‘US currency-based saving type traffic accident insurance’ was separated as a sub-item, and the policy is to match the duration of the policy reserve corresponding to this sub-item with the duration of the debt securities earmarked for policy reserve within a pre-determined band.
2.	Securities invested as designated trust assets in a trust of moneys independently managed invested mainly in securities are stated using market prices.

In addition, trust assets that consist of independently managed money held in trust neither for investment purposes nor for the purpose of holding to maturity are stated in the same manner as available-for-sale securities.

3.	Derivative transactions are stated at fair value.

4.	Depreciation of property, plant and equipment (excluding lease assets) is based on the declining-balance method. However, the straight-line method is applied for buildings (excluding affiliated facilities) acquired on and after April 1, 1998.

5.	Depreciation of intangible assets (excluding lease assets) is based on the straight-line method.

Software for internal use is depreciated according to its useful life for internal use (5-years).

6.	Receivables and payables in foreign currency are converted into Japanese yen according to Accounting Standards for Foreign Currency Transactions.

7.	(1) Allowance for doubtful accounts is posted based on internal criteria for asset self-assessment and write-offs.
Regarding claims against borrowers that have legally or virtually failed, including borrowers undergoing bankruptcy and special liquidation procedures, or with suspended transactions at bill clearing houses, and the claims against borrowers which have substantially failed, reserves are provided for the remaining claims net of the portion covered by disposable collateral and the amount deemed recoverable by guarantees.

Regarding claims for borrowers with a high probability of bankruptcy in the future, the Company determines a reserve amount necessary for such claims, taking into due consideration the repayment capability of borrowers after deducting the portion covered by disposable collateral, or the amount deemed recoverable by guarantees.

Regarding other claims, an amount obtained by multiplying the claims by the default rate calculated on the basis of the historical default rate over a certain period of time is provided.

Provision is made, without exception, in accordance with asset self-assessment carried out by the relevant asset management departments and the Financial Asset Auditing Office based on the asset self-assessment standard for all claims.

(2)	An amount is provided for the payment of employees’ retirement benefits, based on the estimated balance of employees’ retirement benefit obligations and pension assets at the term-end. Employees’ prior service obligations are charged to income when incurred.

Actuarial shortfall will be evenly amortized over 12 years within the average remaining period of service of employees, beginning with the next term.

(3)	The Company has provided an estimated amount deemed necessary for employees’ bonuses.

(4)	The Company has provided a reserve for price fluctuation of equity shares in accordance with the stipulations in Article 115 of the Insurance Business Law.
8.	Consumption tax is excluded from the financial statements with the exception of loss adjustment expenses, sales and administrative expenses.

Non-deductible consumption tax on assets is included in suspense payments and evenly amortized over a 5-year period.

9.	Non-transfer ownership finance leases had been accounted for using the same method applied to operating leases. However, ‘Accounting Standard for Lease Transaction’ (Statement No.13) and ‘Implementation Guidance on Accounting Standard for Lease Transactions’ (Guidance No. 16), both revised on March 30, 2007, have gone into effect and were applied from the fiscal year beginning on and after April 1, 2008.

Accordingly, we have applied these standards to treat the lease transactions as sales transactions starting this fiscal year. Lease assets with respect to non-transfer ownership finance leases are depreciated using the straight-line method, assuming that lease terms are their expected lifetime and residual values are zero. As a result, there is little impact on profit and loss.

10.	(1) Loans to borrowers in bankruptcy amounted to ¥39 million and loans in default amounted to ¥1,548 million.
Loans to borrowers in bankruptcy mean loans on which accrued interest has not been posted or deemed as non-recoverable, due to non-repayment of the principal or non-payment of interest over a substantial period (excluding the portion directly charged off, hereinafter “Loans with Unrecognized Accrued Interest”) and situation falling into the first five cases of Article 96, Paragraph 1, Item 3 (Limit on Allowance for Doubtful Accounts) of the order for Enforcement of the Corporation Income Tax Law (Cabinet Order No.97 of 1965) or into the situation described in Item 4 of the said order has been generated.

Loans in default are Loans with Unrecognized Accrued Interest excluding loans to borrowers in bankruptcy or loans on which interest payment is suspended with the aim of business rehabilitation of borrowers or similar support.

(2)	Loans in default for 3 months or more amounted to ¥1,342 million. Loans in default for 3 months or more refers to loans on which repayment of the principal or payment of interest has accrued for more than 3 months after the agreed payment date, excluding loans to borrowers in bankruptcy or loans in default.

(3)	Restructured loans amounted to ¥745 million.

Restructured loans refers to loans on which reduction or suspension of interest payment, suspension of principal repayment, waiver or other favorable treatment for borrowers are made with the aim of business rehabilitation of borrowers or similar support, and which do not fall into the categories of loans to borrowers in bankruptcy, loans in default, or loans in default for 3 months or more.

(4)	Total amount of loans to borrowers in bankruptcy, loans in default, loans in default for 3 months or more and restructured loans amounted to ¥3,676 million.
11.	Accumulated depreciation on property, plant and equipment amounted to ¥169,852 million and advanced depreciation amounted to ¥7,356 million.

12.	Amounts receivable from relevant companies amounted to ¥9,821 million and amounts payable to relevant companies amounted to ¥2,075 million.

13.	Deferred tax assets amounted to ¥203,416 million and deferred tax liabilities amounted to ¥2,232 million. An amount of ¥9,044 million was deducted from deferred tax assets as a valuation allowance.

Deferred tax assets were mainly generated from policy reserves of ¥114,156 million, securities of ¥34,937 million, unrealized gain on securities available-for-sale, and monetary claims purchased to which similar accounting rules as those applicable to the aforementioned securities were applied and moneys in trust of ¥20,513 million, assets in retirement benefit trust of ¥10,877 million, and depreciation expenses of ¥9,220 million.

Deferred tax liabilities were mainly generated from a reserve for reduction entry of ¥2,201 million.

14.	Equity shares and investments in affiliate companies are valued at ¥70,769 million.

15.	Assets pledged as collateral were securities in an amount of ¥48,718 million. The pledges, in addition to security on borrowings of ¥47 million, are security on letters of credit and security on derivative transactions.

16.	Details of outstanding claims are as follows:

(Millions of Yen)
Outstanding claims (before deduction of provision for ceded reinsurance, excluding (2))	289,428
Provision for ceded reinsurance	21,929

Net balance (1)	267,498
Outstanding claims in respect of earthquake insurance and compulsory automobile liability insurance (2)	36,163

Total (1 + 2)	303,661
17.	Details of policy reserves are as follows:

(Millions of Yen)
Reserve for unearned premiums (before deduction of provision for policy reserves for ceded reinsurance)	578,921

(Millions of Yen)
Provision for policy reserves for ceded reinsurance	13,676

Net balance (1)	565,245
Other policy reserve (2)	1,099,945

Total (1 + 2)	1,665,191
18.	Net assets per share is ¥397.23.

The total net assets on which the calculation is based are ¥291,727 million. The amount to be deducted from the total net assets is ¥104 million of subscription rights to shares and the net assets attributable to ordinary shares at the end of this period are ¥291,623 million. The number of shares of common stock at the end of this period used for the calculation of net assets per share is 734,133 thousand shares.

19.	Guarantees or equivalent actions are as follows:
Guarantees
The Company has guaranteed the following insurance underwriting by its subsidiaries:

Aioi Motor and General Insurance Company of Europe Ltd.	¥19,239 million
Aioi Insurance Company of America	¥3,251 million

Total	¥22,491 million
Actions equivalent to guarantees
The Company has entered into a guarantee agreement with DTRIC Insurance Company Ltd., a subsidiary, to provide funds if DTRIC’s net assets fall below a certain level or if it has insufficient current assets to service its debt. However, the Company does not guarantee the repayment of DTRIC’s debt.

At the end of the fiscal year under review, DTRIC’s net assets were above the predetermined level, and it had not suffered an insufficiency of current assets. At the end of the fiscal year under review, its liabilities totaled ¥4,973 million and its assets totaled ¥7,779 million.

20.	The balance of unutilized commitment agreements came to ¥11,116 million.

Unutilized commitment agreements refers to loan agreements under which lenders are obliged to provide loans to borrowers who have applied for utilization of loans up to a predetermined amount unless borrowers act in violation of the agreement.

21.	Details of retirement benefits are as follows.
(1)	Breakdown of retirement benefit obligations

(Millions of Yen)

Retirement benefit obligations	(127,088)
Pension assets	108,757

Unfunded portion of reserves for retirement benefit obligations	(18,331)
Unrealized actuarial difference	38,298

Net amount on balance sheet	19,967
Prepaid pension expense	39,919

Provision for retirement benefits	(19,952)

     (2) Basis of calculation of retirement benefit obligations

Periodical distribution of estimated amount of retirement benefits	Evenly amortized over this period
Discount rate	2.0%
Estimated profit on fund operations:
Employees’ public pension fund and eligible pension fund	2.0%
Retirement benefit trust	0.0%
Amortization period for prior service obligations	1 year
Amortization period for actuarial differences	12 years
22.	The definition of subsidiaries and affiliates above is based on Article 2 of the Corporate Calculation Regulations.

23.	Monetary amounts deemed to be irrelevantly small are omitted.

Non-Consolidated Statement of Operations
April 1, 2008 to March 31, 2009

(Millions of Yen)

Operating income	1,009,647
Underwriting income	927,934
Net premiums written	816,693
Premiums of saving-type insurance	52,954
Investment income from saving-type insurance	20,213
Reversal of reserve for outstanding claims	11,011
Reversal of policy reserves	26,654
Other underwriting income	405
Investment income	79,174
Interest and dividend income	42,982
Gain from money held in trust	38
Gain on trading securities	28
Gain on sales of securities	56,236
Gain on redemption of securities	8
Other investment income	93
Income credited to saving-type insurance	(20,213)
Other operating income	2,538
Operating expenses	1,030,006
Underwriting expenses	769,208
Net claims paid	493,549
Loss adjustment expenses	37,008
Commissions and collection fees	144,132
Maturity refunds to policyholders	92,279
Dividends to policyholders	128
Foreign exchange losses	1,302
Other underwriting expenses	809
Investment expenses	113,130
Loss on sales of securities	12,242
Loss on valuation of securities	62,461
Loss on redemption of securities	126
Net derivative financial instruments loss	11,832
Foreign exchange losses	2,008
Other investment expenses	24,459
Sales and administrative expenses	146,481
Other operating expenses	1,186
Interest expenses	2
Provision of allowance for doubtful accounts	454
Loss from bad debts	10
Other	719

Ordinary loss	20,359

(Millions of Yen)

Extraordinary income	9,932
Gain on disposal of fixed assets	623
Reversal of reserves under the special laws	5,987
Reserve for price fluctuation	5,987
Other	3,321
Extraordinary loss	3,262
Loss on disposal of fixed assets	757
Impairment loss	342
Other	2,161

Loss before income taxes	13,689
Income taxes-current	1,940
Income taxes-deferred	(6,078)
Total income taxes	(4,138)
Net loss	9,550

Notes:
1.	Revenues from transactions with affiliate companies amounted to ¥25,440 million and relevant expenses amounted to ¥45,647 million.

2.	(1) Details of net premiums written are as follows:

(Millions of Yen)

Premiums written	952,130
Reinsurance premiums ceded	135,436

Net balance	816,693

(2)	Details of net claims paid are as follows:

(Millions of Yen)

Direct and assumed claims paid	620,256
Reinsurance claims recovered	126,707

Net balance	493,549

(3)	Details of net commissions and premium collection costs are as follows:

(Millions of Yen)

Net commissions and premium collection costs	151,279
Reinsurance commissions	7,147

Net balance	144,132

(4)	Details of reversal of reserve for outstanding claims (figure in brackets indicates provision for outstanding claims) are as follows:

(Millions of Yen)

Reversal of reserve for outstanding claims (before deduction of provision for reserves for ceded reinsurance, excluding (2))	8,480
Reversal of reserve for outstanding claims in ceded reinsurance	(2,107)

Net balance (1)	10,587
Reversal of reserve for outstanding claims in respect of earthquake insurance and compulsory automobile liability insurance (2)	423

Total (1 + 2)	11,011

(5)	Details of reversal of policy reserves (figure in brackets indicates provision of policy reserves) are as follows:

(Millions of Yen)

Reversal of ordinary insurance reserves (before deduction of provision for policy reserves for ceded reinsurance)	(17,597)
Reversal of provision for policy reserves for ceded reinsurance	472

Net balance (1)	(18,069)
Other reversal of policy reserves (2)	44,724

Total (1 + 2)	26,654

(6)	Details of interest and dividend income are as follows:

(Millions of Yen)

Interest income on deposits	412
Interest income on call loans	66
Interest income on receivables under resale agreements	73
Interest income on monetary claims purchased	473
Interest and dividend income on securities	29,645
Interest on loans	6,783
Leasing fees on land and buildings	5,201
Other interest and dividend income	325

Total amount	42,982

3.	Interest and dividend income on securities for trading purposes amounted to ¥45 million. Loss on sale of relevant securities amounted to ¥11 million and unrealized loss amounted to ¥4 million.

4.	Net valuation gain in the investment income from money held in trust is ¥9 million and net valuation gain in the gains on derivatives is ¥13,154 million.

5.	Other extraordinary income consists of ¥3,321 million received as settlement for the Fortress Re-related litigation.

6.	Other extraordinary loss consists of ¥2,161 million in valuation loss on subsidiaries’ stocks.

7.	Net loss per share for the year is ¥13.00. Net income per share after adjustment for dilution was not calculated, since net loss was posted this fiscal term.

The basis for calculating net loss and net loss attributable to ordinary shares is ¥9,550 million and the average number of ordinary shares in the fiscal year is 734,318 thousand.

8.	Details of retirement benefit expenses under loss adjustment expenses and sales and administrative expenses are as follows.

(Millions of Yen)

Service cost	3,391
Interest cost	2,515
Expected earnings on fund operation	(1,567)
Expenses for amortization of actuarial shortfall	471

Retirement benefit expenses	4,809
Payments to defined contribution pension plan	647

Total	5,456
9.	Monetary amounts deemed to be irrelevantly small are omitted.

Non-Consolidated Statement of Changes in Net Assets
April 1, 2008 to March 31, 2009

(Millions of Yen)

Shareholders’ equity
Capital stock
Balance at the end of previous period	100,005
Changes of items during the period
Total changes of items during the period	—

Balance at the end of current period	100,005

Capital surplus
Legal capital surplus
Balance at the end of previous period	44,081
Changes of items during the period
Total changes of items during the period	—

Balance at the end of current period	44,081

Other capital surplus
Balance at the end of previous period	6
Changes of items during the period
Disposal of treasury stock	4

Total changes of items during the period	4

Balance at the end of current period	11

Total capital surplus
Balance at the end of previous period	44,088
Changes of items during the period
Disposal of treasury stock	4

Total changes of items during the period	4

Balance at the end of current period	44,092

Retained earnings
Legal retained earnings
Balance at the end of previous period	32,526
Changes of items during the period
Dividends from surplus	1,468

Total changes of items during the period	1,468

Balance at the end of current period	33,995

Other retained earnings
Reserve for dividends
Balance at the end of previous period	38,640
Changes of items during the period
Total changes of items during the period	—

Balance at the end of current period	38,640

Special reserve for insurance policies
Balance at the end of previous period	25,070
Changes of items during the period
Total changes of items during the period	—

Balance at the end of current period	25,070

Reserve for reduction entry
Balance at the end of previous period	3,271
Changes of items during the period
Provision of reserve for reduction entry	685
Reversal of reserve for reduction entry	(59)

Total changes of items during the period	625

Balance at the end of current period	3,896

Reserve for special account for advanced depreciation
Balance at the end of previous period	471
Changes of items during the period
Reversal of reserve for special account for advanced depreciation	(471)

Total changes of items during the period	(471)

Balance at the end of current period	—

(Millions of Yen)

Special reserve
Balance at the end of previous period	84,985
Changes of items during the period

Total changes of items during the period	—

Balance at the end of current period	84,985

Retained earnings brought forward
Balance at the end of previous period	22,427
Changes of items during the period
Dividends from surplus	(8,813)
Provision of reserve for reduction entry	(685)
Reversal of reserve for reduction entry	59
Reversal of reserve for special account for advanced depreciation	471
Net loss	(9,550)

Total changes of items during the period	(18,518)

Balance at the end of current period	3,908

Total retained earnings
Balance at the end of previous period	207,391
Changes of items during the period
Dividends from surplus	(7,344)
Net loss	(9,550)

Total changes of items during the period	(16,895)

Balance at the end of current period	190,496

Treasury stock
Balance at the end of previous period	(7,800)
Changes of items during the period
Purchase of treasury stock	(171)
Disposal of treasury stock	25

Total changes of items during the period	(145)

Balance at the end of current period	(7,946)

Total shareholders’ equity
Balance at the end of previous period	343,683
Changes of items during the period
Dividends from surplus	(7,344)
Net loss	(9,550)
Purchase of treasury stock	(171)
Disposal of treasury stock	30

Total changes of items during the period	(17,036)

Balance at the end of current period	326,647

Valuation and translation adjustments
Valuation difference on available-for-sale securities
Balance at the end of previous period	97,422
Changes of items during the period
Net changes of items other than shareholders’ equity	(132,446)

Total changes of items during the period	(132,446)

Balance at the end of current period	(35,023)

Total valuation and translation adjustments
Balance at the end of previous period	97,422
Changes of items during the period
Net changes of items other than shareholders’ equity	(132,446)

Total changes of items during the period	(132,446)

Balance at the end of current period	(35,023)

(Millions of Yen)

Subscription rights to shares
Balance at the end of previous period	—
Changes of items during the period
Net changes of items other than shareholders’ equity	104

Total changes of items during the period	104

Balance at the end of current period	104

Total net assets
Balance at the end of previous period	441,106
Changes of items during the period
Dividends from surplus	(7,344)
Net loss	(9,550)
Purchase of treasury stock	(171)
Disposal of treasury stock	30
Net changes of items other than shareholders’ equity	(132,342)

Total changes of items during the period	(149,379)

Balance at the end of current period	291,727

Notes:
1.	Matters related to the type and number of shares of treasury stock.
(Thousands of shares)

	At the end	Increase	Decrease	At the end
	of previous	during	during	of this
	period	this period	this period	period
Common stock	21,752	387	71	22,067
Notes:
1.	The increase in the number of treasury shares of common stock by 387 thousand shares is due to the purchase of odd lot shares.

2.	The decrease in the number of treasury shares of common stock by 71 thousand shares is due to the request from shareholders of odd lot shares to purchase more shares.
2.	Monetary amounts deemed to be irrelevantly small are omitted.

Consolidated Balance Sheet
As of March 31, 2009

(Millions of Yen)

ASSETS
Cash and deposits	175,202
Receivables under resale agreements	3,298
Monetary receivables purchased	19,535
Money held in trust	6,718
Securities	1,642,053
Loans receivables	360,819
Property, plant and equipment	150,333
Land	63,440
Buildings, net	75,467
Lease assets, net	369
Construction in progress	11
Other, net	11,044
Intangible assets	9,045
Software	5,583
Lease assets	1,013
Other	2,447
Other assets	240,800
Deferred tax assets	195,635
Customers’ liabilities for acceptances and guarantees	3,000
Allowance for doubtful accounts	(2,280)

Total assets	2,804,162

LIABILITIES
Reserve for insurance policy liabilities	2,368,818
Outstanding claims	313,809
Policy reserves and other	2,055,008
Other liabilities	138,870
Provision for retirement benefits	20,111
Provision for directors’ retirement benefits	51
Provision for bonuses	4,712
Reserves under the special laws	1,729
Reserves for price fluctuation	1,729
Acceptances and guarantees	3,000

Total liabilities	2,537,293

NET ASSETS
Capital stock	100,005
Capital surplus	44,092
Retained earnings	167,394
Treasury stock	(7,946)
Total shareholders’ equity	303,545
Valuation difference on available-for-sale securities	(33,506)
Foreign currency translation adjustments	(3,368)
Total valuation and translation adjustments	(36,875)
Subscription rights to shares	104
Minority interests	93
Total net assets	266,868

Total liabilities and net assets	2,804,162

Consolidated Statement of Operations
April 1, 2008 to March 31, 2009

(Millions of Yen)

Operating income	1,075,517
Underwriting income	985,723
Net premiums written	829,147
Premiums of saving-type insurance	52,954
Investment income from saving-type insurance	20,213
Life insurance premiums	71,249
Reversal of reserve for outstanding claims	11,132
Other underwriting income	1,024
Investment income	87,243
Interest and dividend income	51,007
Gain from money held in trust	38
Gain on trading securities	35
Gain on sales of securities	56,270
Gain on redemption of securities	8
Other investment income	96
Income credited to saving-type insurance	(20,213)
Other operating income	2,551

Operating expenses	1,098,545
Underwriting expenses	824,792
Net claims paid	501,550
Loss adjustment expenses	37,732
Commissions and collection fees	156,745
Maturity refunds to policyholders	92,279
Dividends to policyholders	128
Life insurance claims paid	13,957
Provision of policy reserves and other	20,122
Other underwriting expenses	2,276
Investment expenses	113,520
Loss on sales of securities	12,598
Loss on valuation of securities	62,461
Loss on redemption of securities	126
Net derivative financial instruments loss	11,832
Other investment expenses	26,501
Sales and administrative expenses	158,847
Other operating expenses	1,385
Interest expenses	49
Provision of allowance for doubtful accounts	590
Loss from bad debts	10
Other	734

Ordinary loss	23,028

(Millions of Yen)

Extraordinary income	9,853
Gain on disposal of fixed assets	624
Reversal of reserves under the special laws	5,907
Reserve for price fluctuation	5,907
Other	3,321

Extraordinary loss	1,429
Loss on disposal of fixed assets	763
Impairment loss	665

Loss before income taxes and minority interests	14,603
Income taxes-current	2,485
Income taxes-deferred	(6,041)
Total income taxes	(3,556)
Minority interests in loss	103
Net loss	10,943

Consolidated Statement of Changes in Net Assets
April 1, 2008 to March 31, 2009

(Millions of Yen)

Shareholders’ equity
Capital stock
Balance at the end of previous period	100,005
Changes of items during the period
Total changes of items during the period	—

Balance at the end of current period	100,005

Capital surplus
Balance at the end of previous period	44,088
Changes of items during the period
Disposal of treasury stock	4

Total changes of items during the period	4

Balance at the end of current period	44,092

Retained earnings
Balance at the end of previous period	185,836
Effect of changes in accounting policies applied to foreign subsidiaries	(153)
Changes of items during the period
Dividends from surplus	(7,344)
Net loss	(10,943)

Total changes of items during the period	(18,288)

Balance at the end of current period	167,394

Treasury stock
Balance at the end of previous period	(7,800)
Changes of items during the period
Purchase of treasury stock	(171)
Disposal of treasury stock	25

Total changes of items during the period	(145)

Balance at the end of current period	(7,946)

Total shareholders’ equity
Balance at the end of previous period	322,128
Effect of changes in accounting policies applied to foreign subsidiaries	(153)
Changes of items during the period
Dividends from surplus	(7,344)
Net loss	(10,943)
Purchase of treasury stock	(171)
Disposal of treasury stock	30

Total changes of items during the period	(18,429)

Balance at the end of current period	303,545

(Millions of Yen)

Valuation and translation adjustments
Other valuation difference on securities
Balance at the end of previous period	99,129
Changes of items during the period
Net changes of items other than shareholders’ equity	(132,635)

Total changes of items during the period	(132,635)

Balance at the end of current period	(33,506)

Foreign currency translation adjustment
Balance at the end of previous period	927
Changes of items during the period
Net changes of items other than shareholders’ equity	(4,296)

Total changes of items during the period	(4,296)

Balance at the end of current period	(3,368)

Total valuation and translation adjustments
Balance at the end of previous period	100,056
Changes of items during the period
Net changes of items other than shareholders’ equity	(136,931)

Total changes of items during the period	(136,931)

Balance at the end of current period	(36,875)

Subscription rights to shares
Balance at the end of previous period	—
Changes of items during the period
Net changes of items other than shareholders’ equity	104

Total changes of items during the period	104

Balance at the end of current period	104

Minority interests
Balance at the end of previous period	207
Changes of items during the period
Net changes of items other than shareholders’ equity	(113)

Total changes of items during the period	(113)

Balance at the end of current period	93

Total net assets
Balance at the end of previous period	422,392
Effect of changes in accounting policies applied to foreign subsidiaries	(153)
Changes of items during the period
Dividends from surplus	(7,344)
Net loss	(10,943)
Purchase of treasury stock	(171)
Disposal of treasury stock	30
Net changes of items other than shareholders’ equity	(136,941)

Total changes of items during the period	(155,370)

Balance at the end of current period	266,868

Significant Matters Fundamental to the Preparation of Consolidated Financial Statements
The scope of subsidiaries and affiliates are defined based on Article 2 of Corporate Calculation Regulations.
1.	The scope of consolidation
(1)	Number of consolidated subsidiaries: 6
Company names:
Aioi Life Insurance Co., Ltd.,
Aioi Insurance CS-Desk Co., Ltd.,
Aioi Motor and General Insurance Company of Europe Ltd.,
Aioi Insurance Management Ltd.,
Toyota Insurance Management Ltd.,
Aioi Life Insurance of Europe A.G.
(2)	Names etc. of major non-consolidated subsidiaries

Major non-consolidated subsidiaries: Aioi Claim Research Co., Ltd.

Non-consolidated subsidiaries are those companies where the amount of total assets, operating income, net income and loss for this fiscal period and the amount of retained earnings attributable to the Company through its equity interest in such non-consolidated subsidiaries are of such minimal significance that they do not affect the corporate group’s financial position or business results. Accordingly, they are excluded from the scope of consolidation.
2.	Equity method application

Non-consolidated subsidiaries and affiliates (Toyota Asset Management Co., Ltd., etc.) are entities that have only a minor influence on both consolidated net income and loss for this period and the amount of retained earnings etc., and are of little overall importance. Accordingly, those companies are excluded from the equity method.

3.	Fiscal periods of consolidated subsidiaries

The accounts settlement date for the four overseas consolidated subsidiaries is December 31 and the accounts settlement date for the Company is within three months of such date. As such, the balance sheets and profit and loss statements of such consolidated subsidiaries for their fiscal year are used to prepare consolidated financial statements.

Further, with regard to important dealings that occurred between the consolidated accounts settlement date and the accounts settlement date for such consolidated subsidiaries, required adjustments have been made.

4.	Items related to accounting policies
(1)	Securities valuation methods

Securities valuation standards and valuation methods are as follows:
(a)	Securities held for trading purposes are stated at fair value. Cost of sales is calculated using the moving-average method.

(b)	Securities held to maturity are stated at amortized cost (Straight-line method).

(c)	Available-for-sale securities with market quotations are stated using market valuations based on quoted market prices as of the consolidated accounts settlement date.

Unrealized gains and losses on these securities are directly included in net assets in lump-sum. Cost of sales is calculated using the moving-average method.

(d)	Available-for-sale securities without market quotation are stated at cost using the moving-average method or amortized cost (straight-line).

(e)	The valuation of debt securities earmarked for policy reserves pursuant to the ‘Temporary Treatment of Accounting and Auditing Concerning Underwriting-Reserve-Matching Bonds in Insurance Industry’ (Japanese Institute of Certified Public Accountants, Industry Auditing Committee Report No. 21) is conducted by the amortized cost (Straight-line) method determined by the moving-average method.

The outline of the risk management principles of the Company and Aioi Life Insurance Co., Ltd, in respect of debt securities earmarked for policy reserves is as stated below.

To appropriately manage the interest rate fluctuation risks of assets and liabilities, the ‘US currency-based saving-type traffic accident insurance’ was separated as a sub-item and the Company’s policy is to match the duration of the policy reserves corresponding with this sub-item and the duration of the debt securities earmarked for policy reserves within a pre-determined band.

Aioi Life Insurance Co., Ltd. established sub-categories (non-dividend personal insurance, dividend paying personal insurance, personal annuity, lump sum endowment insurance and personal annuity denominated in foreign currency) in order to match the duration of assets and liabilities and to avoid the risks associated with interest rate fluctuations. Further, in respect of asset management principles, the duration of the debt securities earmarked for policy reserves for each insurance contract group are allocated according to sub-category and the duration of the securities with regard to each category’s responsiveness within the fixed term and it is regularly verified that such durations match.

Within these debt securities earmarked for policy reserves, in respect of insurance contracts in the categories of non-dividend personal insurance, dividend paying personal insurance and personal annuity, interest fluctuation risks are managed by projecting insurance related income and expenditures for a 20-year period and by matching duration in accordance with the method set forth in the attachment to the Committee report No.21 referred to above (Method of duration consideration based upon insurance related income and expenditures within a fixed future period). As a result, the average duration of each sub-category is as follows: the duration of insurance related expenditures such as insurance payments and overhead is 7.9 years; the duration of insurance related income such as insurance premiums is 5.6 years while the duration of debt securities earmarked for policy reserve is 11.5 years.

For contracts relating to lump sum endowment insurance, duration matching has been performed based on the total amount of policy reserves for all insurance contracts and for contracts relating to personal annuities denominated in a foreign currency, duration matching has been performed based on policy reserves denominated in US dollar relating to insurance contracts under period of deferment.

(f)	Securities invested as designated trust assets in a trust of moneys independently managed invested mainly in securities are stated using market prices.

In addition, trust assets that consist of independently managed money held in trust neither for investment purposes nor for the purpose of holding to maturity are stated in the same manner as available-for-sale securities.

(2)	Valuation methods of derivative transactions

Derivative transactions are stated at fair value.

(3)	Depreciation methods of significant depreciable assets
(a)	Property, plant and equipment (excluding lease assets)

The declining-balance method is applied for depreciation of property, plant and equipment owned by the Company and domestic consolidated subsidiaries (excluding lease assets). However, the straight-line method is applied for buildings (excluding annexed structures) acquired on and after April 1, 1998.

(b)	Intangible assets (excluding lease assets)

Depreciation of intangible assets owned by the Company and domestic consolidated subsidiaries (excluding lease assets) is based on the straight-line method.

Software for internal use are depreciated according to its useful life for internal use (5 years) within the company.
(4)	Accounting methods for significant provisions and reserves
(a)	Allowances for doubtful accounts

The Company and Aioi Life Insurance Co., Ltd. post allowances to prepare for losses from non-performing loans based on internal criteria for asset self-assessment and write-offs.

Regarding claims against borrowers that have legally or virtually failed, including borrowers undergoing bankruptcy and special liquidation procedures or with suspended transactions at bill clearing houses, and claims against borrowers which have substantially failed, reserves are provided for the remaining claims net of the portion covered by disposable collateral and the amount deemed recoverable by guarantees.

Regarding claims for borrowers with a high probability of bankruptcy in the future, the Company will determine a reserve amount necessary for such claims, taking into due consideration the repayment capability of borrowers after deducting the portion covered by disposable collateral and the amount deemed recoverable by guarantees.

Regarding other claims, an amount obtained by multiplying the claims by the default rate calculated on the basis of the historical default rate over a certain period of time is provided.

Provision is made, without exception, in accordance with asset self-assessment carried out by the relevant asset management departments and the asset audit department based on the asset self-assessment standard for all claims.

The overseas consolidated subsidiaries post allowances for losses from non-performing loans for each claim to prepare for amounts deemed unrecoverable.

(b)	Provision for retirement benefits

The Company and Aioi Life Insurance Co., Ltd. provide an amount for the payment of employees’ retirement benefits, based on estimated employees’ retirement benefit obligations and pension assets at the current consolidated fiscal year end in preparation for payment of employees’ retirement benefits. Employees’ prior service obligations are charged to income when incurred.

Actuarial shortfall will be evenly amortized over 12 years within the average remaining period of service of employees, beginning with the next consolidated fiscal year.

(c)	Provision for directors’ retirement benefits

Aioi Life Insurance Co., Ltd. provides for directors and officers’ retirement benefits by recording the amounts payable at the end of the fiscal year in accordance with its internal rules.

(d)	Provision for bonuses

The Company and domestic consolidated subsidiaries provide for employees’ bonuses based on the estimated amount deemed necessary.

(e)	Reserve for price fluctuation

The Company and Aioi Life Insurance Co., Ltd. provide for losses due to price fluctuation of equity shares and other marketable securities in accordance with stipulations in Article 115 of the Insurance Business Law.
(5)	Standards for conversion of significant overseas assets and liabilities in foreign currency into Japanese yen

Accounts receivable and payable in foreign currency are converted into Japanese yen based on the spot exchange rate on the consolidated accounts settlement date with differences on conversion being accounted for as profit and loss.

The assets, liabilities, income and expenditures of overseas consolidated subsidiaries are converted into Japanese yen based on the spot exchange rate on the accounts settlement date with differences in conversion being accounted for in the foreign currency translation adjustments or accounted for as part of minority interests.

(6)	Consumption tax accounting method

Consumption tax of the Company and domestic consolidated subsidiaries is excluded from the financial statements with the exception of loss adjustment and sales and administrative expenses for the Company and Aioi Life Insurance Co., Ltd.

Non-deductible consumption tax on assets is included in other assets and evenly amortized over a 5-year period.

(7)	Deferred charge accounting method

The start-up cost for Aioi Insurance CS-Desk Co., Ltd. is amortized over 5 years by the straight-line method.
5.	Evaluation of assets and liabilities of consolidated subsidiaries

The evaluation of assets and liabilities of consolidated subsidiaries is performed using the full market value method.

6.	The amortization of the goodwill and negative goodwill

There is no goodwill or negative goodwill.

7.	Changes in accounting principles
(1)	Application of “Practical Solution on Unification of Accounting Policies Applied to Foreign Subsidiaries for Consolidated Financial Statements” (PITF No. 18, issued by the ASBJ on May 17, 2006) was adopted from this fiscal year to adjust consolidated business results. There is little impact on profit and loss as a result of this change.

(2)	Application of “Accounting Standard for Lease Transaction”

Non-transfer ownership finance leases had been accounted for using the same method as for operating leases. However, ‘Accounting Standard for Lease Transaction’ (Statement No.13) and ‘Implementation Guidance on Accounting Standard for Lease Transactions’ (Guidance No. 16), both revised on March 30, 2007, had gone into effect and applied from the fiscal year beginning on and after April 1, 2008. Accordingly, we have applied these standards to treat the lease transactions as sales transactions from this fiscal year.

Lease assets with respect to non-transfer ownership finance leases are depreciated using the straight-line method, assuming that lease terms are their expected lifetime and salvage values are zero. As a result, there is little impact on profit and loss.
8.	Changes of presentation

“Land,” “Buildings, net,” “Lease assets, net,” “Construction in progress,” and “Other, net” in “Property, plant and equipment,” and “Software,” “Lease assets,” and “Other” in “Intangible assets” are listed as breakdowns from this fiscal year due to the revision of the Ordinance of Enforcement of Insurance Business Law.
Notes to the Consolidated Balance Sheet
1.	Accumulated depreciation on property, plant and equipment amounted to ¥171,646 million and advanced depreciation amounted to ¥7,356 million.

2.	Equity shares and investments in affiliate companies are valued at ¥8,812 million.

3.	(1) Loans to borrowers in bankruptcy amounted to ¥39 million and loans in default to ¥1,548 million.
Loans to borrowers in bankruptcy mean loans on which accrued interest has not been posted or deemed as non-recoverable, due to non-repayment of the principal or non-payment of interest over a substantial period (excluding the portion directly charged off, hereinafter “Loans with Unrecognized Accrued Interest”) whose situation falls into the first five cases of Article 96 (Limit on Allowance for Doubtful Accounts), Paragraph 1, Item 3 of the order for Enforcement of the Corporation Income Tax Law (Cabinet order No. 97 of 1965) or into the situation described in Item 4 of the said order has been generated.

Loans in default are Loans with Unrecognized Accrued Interest, excluding loans to borrowers in legal bankruptcy or loans on which interest payment is suspended with the aim of business rehabilitation of borrowers or similar support.

(2)	Loans in default for 3 months or more amounted to ¥1,342 million. Loans in default for 3 months or more refers to loans on which repayment of the principal or payment of interest has accrued for more than 3 months since the agreed payment date, excluding loans to borrowers in legal bankruptcy or loans in default.

(3)	Restructured loans amounted to ¥745 million.

Restructured loans refer to loans on which reduction or suspension of interest payment, suspension of principal repayment, waiver or other favorable treatment for borrowers are made with the aim of business rehabilitation of borrowers or similar support, and which do not fall into the categories of loans to borrowers in bankruptcy, loans in default, or loans in default for 3 months or more.

(4)	Total amount of loans to borrowers in bankruptcy, loans in default, loans in default for 3 months or more and restructured loans amounted to ¥3,676 million.
4.	Assets pledged as collateral were securities in the amount of ¥48,845 million. The pledges, in addition to the security on the loan of ¥47 million posted as other liabilities, are security on letters of credit and security on derivative transactions.

5.	Guarantees or equivalents are as follows:

[Guarantees]

The Company has guaranteed the insurance underwriting of ¥3,251 million by its subsidiary, Aioi Insurance Company of America.

[Actions equivalent to guarantees]

The Company has entered into a guarantee agreement with DTRIC Insurance Company Ltd., a subsidiary, to provide funds if DTRIC’s net assets fall below a certain level or if it has insufficient current assets to service its debt. However, the Company does not guarantee the repayment of DTRIC’s debt.

As of the end of the fiscal years under review, DTRIC’s net assets were above that predetermined level and it had not suffered an insufficiency of current assets. At the end of the fiscal year under review, its liabilities totaled ¥4,973 million and its assets ¥7,779 million.

6.	Net assets per share are ¥363.24.

The total net assets which formed the basis for the above calculation are ¥266,868 million, the amount to be deducted from the total net assets is ¥197 million in subscription rights to shares and minority interests, and the net assets attributable to ordinary shareholders at the end of this period are ¥266,670 million. The number of common stock shares at the end of this period used for the computation of net assets per share is 734,133 thousand shares.

7.	(1) The Amount and Description of Stock Options to be Expensed in this Fiscal Year
Sales and Administrative Expenses ¥104 million

(2)	Outline and scale of Stock Options and Changes
(a)	Outline of Stock Options

Date of issue resolution	June 26, 2008

Title and Number of Grantees	The Company: Directors 11, Executive Officers 23

Class and Number of Stock Options Granted (Note)	Common Stock: 235,000 shares

Grant Date	July 28, 2008

Condition of Vesting	Stock option rights are vested when granted. However, if a director and/or executive officer loses, resigns, or is unable to continue his position on or prior to June 30, 2009, he maintains the number of stock option rights multiplied by the number of months from July 2008 to the month in which he loses, resigns, or is unable to continue his position divided by twelve (fractions smaller than one share are rounded up). The remaining number of the stock option rights cannot be exercised after the day of the loss, resignation or discontinuance of his position.

Requisite Service Period	N.A.

Exercise Period	From July 29, 2008 to July 28, 2038 provided, however, that the stock options can only be exercised within 10 days of the day following the loss of status as both Director and Executive Officer of the Company.

Notwithstanding the foregoing, in the event a proposal for a merger agreement wherein the Company becomes an extinct corporation, or a stock exchange agreement or an equity transfer plan wherein the Company becomes a wholly owned subsidiary is approved at the Company’s general meeting of shareholders (or a decision is made by the Company’s Board of Directors, if a resolution of the general meeting of shareholders is not required), the stock options can only be exercised within 30 days of the day following the date of said approval.

Note:	Converted to the number of shares.

(b)	Scale of Stock Options Granted and Changes

a.	The Number of Stock Options (Note)

(Shares)
Before Vested
Previous Fiscal Year-End	0
Granted	235,000
Forfeited	0
Vested	192,000
Outstanding	43,000
After Vested
Previous Fiscal Year-End	0
Vested	192,000
Exercised	0
Forfeited	0
Exercisable	192,000

Note:	Converted to the number of shares.
b.	Price Information

Exercise Price	¥1
The average stock price at the time of exercise of options during this period	¥—
Fair Value at the Grant Date	¥542
(3)	Valuation Method Used for Determination of Fair Value of Stock Options

Stock options granted in fiscal 2008 were valuated using the following method.
(a)	Valuation Method

Black-Scholes model

(b)	Principle Parameters and Method

Expected Volatility	Note 1	38.674%
Average Expected Life	Note 2	3.050 years
Expected Dividends	Note 3	1.745%
Risk-Free Interest Rate	Note 4	0.916%

Notes:

1.	Calculated based on the actual prices for 3.050 years from July 9, 2005 to July 28, 2008.

2.	The average expected life is the expected number of years of service remaining after the allocation date, which is estimated based on historical data on the number of years a corporate officer serves in office, as well as the number of years from the assumption of office by a person eligible for stock options respectively to the allocation date and to said person’s retirement.

3.	Calculated based on the actual dividend on common stock (¥10 per share) for the fiscal year ended March 31, 2008.

4.	Japanese government bond yield corresponding to the average expected life.
(4)	Method of Estimating Number of Stock Options Vested

In general, only the actual number of forfeited stock options is reflected since it is difficult to rationally estimate the actual number of stock options that will be forfeited in the future.
8.	Monetary amounts deemed to be irrelevantly small are omitted.

Notes to the Consolidated Statements of Operations
1.	The major expenditures are as stated below.

Agency commissions etc.	¥142,023 million
Salaries	¥75,481 million
Expenditures are the total of loss adjustment expenses, sales and administrative expenses, and commissions and collection fees as stated in the Consolidated Statements of Operations.

2.	Net loss per share for this period is ¥14.90. Diluted net income per share is not calculated, since net loss for this period is reported.

Net loss for this period and net loss attributable to common stock, which form the basis for the above calculation, are each ¥10,943 million, and the average number of shares of common stock during this period is 734,318 thousand shares.

3.	Other extraordinary income consists of ¥3,321 million received as settlement for the Fortress Re-related litigation.

4.	Monetary amounts deemed to be irrelevantly small are omitted.
Notes to Consolidated Statements of Changes in Net Assets
1.	Matters concerning the class and total number of issued shares and the class and number of shares of treasury stock.
(Thousands of shares)

	Shares at the end
	of the previous	Increase during	Decrease during	Shares at the end
	period	this period	this period	of this period
Issued shares
Common stock	756,201	—	—	756,201
Treasury stock
Common stock	21,752	387	71	22,067

Notes:

1.	The increase in the number of treasury common stock by 387 thousand shares is due to the purchase of odd lot shares.

2.	The decrease in the number of treasury common stock by 71 thousand shares is due to the request from shareholders of odd lot shares to purchase more shares.
2.	Matters concerning subscription rights to shares and treasury common subscription rights to shares

	Type of subscription rights to	Balance at the end of this
Classification	shares	period
The Company	Subscription rights to shares as stock options	¥104 million
3.	Matters concerning dividends
(1)	Amount of dividend payment

Resolution	Type of shares	Total dividends	Dividend per share	Record date	Effective date
June 26, 2008 General Meeting of Shareholders	Common stock	million yen 7,344	10 yen	March 31, 2008	June 27, 2008
(2)	Dividends with the record date within this fiscal year, and with the effective date in the next fiscal year

Resolution schedule	Type of shares	Total dividends	Source of dividends	Dividend per share	Record date	Effective date
June 25, 2009 General Meeting of Shareholders	Common stock	million yen 7,341	Retained earnings	10 yen	March 31, 2009	June 26, 2009
4.	Monetary amounts deemed to be irrelevantly small are omitted.

Independent Auditors’ Audit Report (copy)

Independent Auditors’ Report
May 11, 2009
To the Board of Directors of Aioi Insurance Co., Ltd.

Deloitte Touche Tohmatsu

Designated Partner,
Engagement Partner,	Noriyuki Takayama
Certified Public Accountant:

Designated Partner,
Engagement Partner,	Yoshiyuki Higuchi
Certified Public Accountant:

Designated Partner,
Engagement Partner,	Noriko Nakajima
Certified Public Accountant:
     Pursuant to the first item, second paragraph of Article 436 of the Companies Act, we have audited the financial statements, namely, the balance sheet as of March 31, 2009 of Aioi Insurance Co., Ltd. (the “Company”) , and the related statements of operations and changes in net assets for the 8th fiscal year from April 1, 2008 to March 31, 2009, and the accompanying supplemental schedules. These financial statements and accompanying supplemental schedules are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and the accompanying supplemental schedules based on our audit.
     We conducted our audit in accordance with auditing standards generally accepted in Japan. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and the accompanying supplemental schedules are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements and the accompanying supplemental schedules. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statements and the accompanying supplemental schedules presentation. We believe that our audit provides a reasonable basis for our opinion.
     In our opinion, the financial statements and the accompanying supplemental schedules referred to above present fairly, in all material respects, the financial position of the Company as of March 31, 2009, and the results of its operations for the year then ended in conformity with accounting principles generally accepted in Japan.
     Our firm and engagement partners do not have any financial interest in the Company for which disclosure is required under the provisions of the Certified Public Accountant Law.
     The above represents a translation, for convenience only, of the original report issued in the Japanese language.

Independent Auditors’ Audit Report on the Consolidated Financial Statements (copy)

Independent Auditors’ Report
May 11, 2009
To the Board of Directors of Aioi Insurance Co., Ltd.

Deloitte Touche Tohmatsu.

Designated Partner,
Engagement Partner,	Noriyuki Takayama
Certified Public Accountant:

Designated Partner,
Engagement Partner,	Yoshiyuki Higuchi
Certified Public Accountant:

Designated Partner,
Engagement Partner,	Noriko Nakajima
Certified Public Accountant:
     Pursuant to the fourth paragraph of Article 444of the Companies Act, we have audited the consolidated financial statements, namely, the consolidated balance sheet as of March 31, 2009 of Aioi Insurance Co., Ltd. (the “Company”) and consolidated subsidiaries, and , the related consolidated statement of operations and changes in net assets for the fiscal year from April 1, 2008 to March 31, 2009. The consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.
     We conducted our audit in accordance with auditing standards generally accepted in Japan. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall the consolidated financial statements presentation. We believe that our audit provides a reasonable basis for our opinion.
     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company and consolidated subsidiaries as of March 31, 2009, and the results of their operations for the year then ended in conformity with accounting principles generally accepted in Japan.
     Our firm and engagement partners do not have any financial interest in the Company for which disclosure is required under the provisions of the Certified Public Accountant Law.
     The above represents a translation, for convenience only, of the original report issued in the Japanese language.

Board of Corporate Auditors’ Audit Report (copy)

Audit Report
     The Board of Corporate Auditors, following deliberations on the reports made by each Corporate Auditor concerning the audit of performance of duties by Directors of the Company for the 8th fiscal year from April 1, 2008 to March 31, 2009, has prepared this audit report as an unanimous opinion of the Board of Corporate Auditors and hereby report as follows:
1. Auditing Method Used by Each Corporate Auditor and the Board of Corporate Auditors and Details Thereof
     The Board of Corporate Auditors established auditing policies and auditing plans, including allocation of duties, and, as a basic policy, designated as priority audit items the establishment of “the corporate culture of improving continuously as a customer-oriented company,” effective efforts to “increase the Group’s earnings” and the further reinforcement of “risk management systems.” The Board received reports from each Corporate Auditor regarding the progress and results of audits, as well as received reports from the Directors, other relevant personnel, and the Independent Auditors regarding the performance of their duties, and sought explanations as necessary.
     In accordance with the auditing standards for Corporate Auditors established by the Board of Corporate Auditors, each Corporate Auditor, in conformity with the auditing policies, the auditing plans and the duties allocated, endeavored to gather information and create an improved environment for auditing through communication with the Directors, the Internal Audit Department, employees and other relevant personnel. Each Corporate Auditor also attended meetings of the Board of Directors and other important meetings, received reports from the Directors, employees and other relevant personnel regarding the performance of their duties, sought explanations as necessary, inspected important approved documents and other documents, and conducted on-site inspections of the Company’s head office and principal business offices.
     In addition, each Corporate Auditor monitored and examined the content of resolutions made by the Board of Directors regarding the establishment of systems to ensure that the performance of duties by the Directors will be in compliance with the laws and regulations of Japan and with the Company’s Articles of Incorporation and other systems necessary for ensuring proper operation of the Company’s business as provided for in Article 100 Paragraphs 1 and 3 of the Ordinance for Enforcement of the Companies Act of Japan. Moreover, each Corporate Auditor monitored and examined the status of such systems that have been established in compliance with such resolutions (internal control systems).
     With regard to internal control over financial reporting under the Financial Instruments and Exchange Act, each Corporate Auditor received reports from the Directors, other relevant personnel, and the auditing firm on the assessment and audit status of said internal control and sought explanations as necessary.
     As for the subsidiaries of the Company, each Corporate Auditor communicated and shared information with the Directors, Corporate Auditors and other relevant personnel of the subsidiaries and, when necessary, received reports regarding their business from pertinent business management departments.
     Based on the foregoing method, we examined the business report and the related supplementary schedules for this fiscal year.
     Furthermore, the Corporate Auditors also monitored and examined whether the Accounting Auditors maintained their independence and implemented appropriate audits, as well as received reports from the Accounting Auditors regarding the performance of their duties and sought explanations as necessary. Based on the foregoing method, the Corporate Auditors reviewed the non-consolidated financial statements for this fiscal year (non-consolidated balance sheet, non-consolidated statements of income, and non-consolidated statements of changes in net assets) and the related supplementary schedules thereto, as well as the consolidated financial statements for this fiscal year (consolidated balance sheet, consolidated statements of income, and consolidated statements of changes in net assets).
     In addition, the Corporate Auditors received notification from the Accounting Auditors that the “system to ensure appropriate execution of the duties” (as provided in each Item of Article 131 of the Corporate Calculation Regulations) has been established, and sought explanations as necessary.
2. Audit Results
(1)	Audit Results on the Business Report, etc.
(a)	In our opinion, the business report and the supplementary schedules fairly represent the Company’s condition in conformity with the applicable laws and regulations of Japan as well as the Articles of Incorporation of the Company.

(b)	We have found no evidence of misconduct or material facts in violation of the applicable laws and regulations, nor of any violation with respect to the Articles of Incorporation of the Company, related to performance of duties by the Directors.

(c)	In our opinion, the content of the resolutions of the Board of Directors regarding the internal control systems is appropriate. In addition, we have found no matters on which to remark in regard to the performance of duties by the Directors regarding the internal control systems, including internal control over financial reporting.
     As concerns management systems for risks relating to asset management, such as the subprime loan problem that arose last fiscal year, we have verified enhancements made to the business management system, which includes the reinforcement of functional separation and strengthening of the check-and-balance function, re-examination of the organization framework, involvement of the Board of Directors and other organs in asset management operations, and a revision of the reporting systems.
(2)	Audit Results of the Financial Statements and the Related Supplementary Schedules
     In our opinion, the method and the results of the audit used and conducted by Deloitte Touche Tohmatsu, the Accounting Auditor, are appropriate.
(3)	Audit Results of the Consolidated Financial Statements
     In our opinion, the method and the results of the audit used and conducted by Deloitte Touche Tohmatsu, the Accounting Auditor, are appropriate.
     May 14, 2009
The Board of Corporate Auditors
Aioi Insurance Co., Ltd.
Masashi Horie (Seal)
Full-time Corporate Auditor
Naotatsu Momoi (Seal)
Full-time Corporate Auditor
Shouzou Hashimoto (Seal)
Outside Corporate Auditor
Yoshio Ishizaka (Seal)
Outside Corporate Auditor
Kazuyoshi Tanaka (Seal)
Outside Corporate Auditor

Document 2: Financial statements of NDGI for the fiscal year ended on March 2009
•	Business Report

•	Balance Sheet

•	Profit and Loss Statement

•	Statement of Changes in Shareholders’ Equity

•	Independent Auditors’ Report

•	Report of the Board of Auditors

Business Report for Fiscal Year Ended March 2009
(From April 1, 2008 to March 31, 2009)
1. Matters Pertaining to the Current Condition of Insurance Companies
     1) Business developments and results
     The Japanese economy during fiscal year ended March 2009 experienced a sharp downturn in general as corporate profits fell dramatically and employment situation deteriorated rapidly. This was due to the impact of the deepening worldwide financial crisis and the global economic slowdown precipitated by the subprime loan problems, the extreme volatility of the stock and foreign exchange markets and other factors.
     Income from insurance premiums declined in the non-life insurance industry due to the slowdown of the economy and the suppression of consumer confidence. The decline in motor vehicle unit sales in the face of a rapidly deteriorating economic environment after the second half of the year and the lowering of insurance premiums for compulsory automobile liability insurance were also affecting factors.
     We redoubled our efforts to achieve continued business quality reform amid this environment based on the company-wide slogan of “all efforts targeted at regaining the trust of our customers” as the final year of the medium-term management plan which began in fiscal year ended March 2007. We also worked to increase operating results and improve productivity with the goal of achieving a CSR-oriented operation for the purpose of improving the level of satisfaction among our shareholders, clients, and other stakeholders and maximizing corporate value.
     In regard to the business quality reform, we worked to improve quality of various sectors and achieved results such as:
     Implementing overall revision of all operations from the customers’ perspective involving whole processes for soliciting, administration, and payment
     Extending further efforts to make use of customers’ opinions
     Strengthening the organization of the non-life service segment and employee training
     Enhancing the insurance premium payment services by expanding the framework for post facto verification of insurance premium payment services
     Implementing the “Customer First! Quality Standard” as the quality standard for agency marketing
     Enhancing the framework of employee and agency training to encourage the utilization of the agency online system.
     With regard to our marketing structure, we worked to further strengthen our comprehensive insurance strategy with Nippon Life Insurance Company, in addition to reviewing our marketing organization to improve our ability to respond to environmental changes and growth markets, while simultaneously reinforcing our framework to develop the market of the medium to small sized enterprises in the metropolitan area.
     On the product development front, we have worked to revise auto insurance to simplify our products and to provide “products that were easy to understand” and that provided the “indemnity truly needed” by our clients. An example of this is Business Pitatto1, comprehensive indemnity insurance which can provide indemnity for various different risks inherent in business activities by compiling them into one contract including property damage, losses from suspension of operations, indemnity from liability, and other types of insurance.

[1]	Business Pitatto means “perfect for business.”

     On the customer-service front, we made progress on providing easy-to-understand explanations of product features by increasing the size of the informational brochures which will be sent to customers when the auto insurance contracts are due for renewal, and by further enhancing our ability to provide advice when recommending indemnity, among other measures. We also worked to expand our tools for providing easy-to-understand explanations such as the creation of PR Assist-kun (Assistant) to explain product features via video at the launch of Business Pitatto.
     On the information-systems front, we worked on reforming business processes by expanding the features of the online system for agencies and expanding the scope of products that can be handled entirely online. This ranges from estimating the insurance premium to processing the contract online.
     In addition to the above, we have also worked on activities that will contribute to society and protect the global environment, such as operating the Phoenix Hall as a site for activities to support the arts and culture, promoting the use of an environmental management system through the ISO 14001 international standard, donating funds for the Nissay Planting & Nurturing Forests for Future Generations campaign, making donations for natural disasters, and engaging in other activities.
     On January 23, 2009, for the purpose of forming a new finance and insurance group through a drastic reinforcement and expansion of the quantity and quality of the operational base and management resources, we agreed to move forward with talks on management integration and business alliance with Aioi Insurance Co., Ltd., Mitsui Sumitomo Insurance Group Holdings, Inc., and Mitsui Sumitomo Insurance Co., Ltd., and to proceed with discussions with Aioi Insurance Co., Ltd. regarding a merger.
     Taking the above measures resulted in 24.2 billion yen decline in ordinary income from the previous year to 383.6 billion yen, consisting of 351.2 billion yen in underwriting income, 31.5 billion yen in investment income, and 800 million yen in other ordinary income.
     Ordinary expenses rose 5.0 billion yen over last fiscal year to 400.4 billion yen, consisting of underwriting expenses accounted for 306.0 billion yen, investment expenses for 34.9 billion yen, operating expenses and general and administrative expenses for 58.4 billion yen, and other ordinary expenses for 1.0 billion yen.
     The above outcome resulted in an ordinary loss of 16.8 billion yen.
     The inclusion to the result above of extraordinary income and losses, income taxes, resident taxes, and adjustments to income tax and others resulted in a net loss of 6.738 billion yen.
Overview of underwriting
     Net premiums written accounted for 310.9 billion yen of the underwriting income, marking a decline of 2.3% from the previous fiscal year.
     Net claims paid accounted for 191.8 billion yen of the underwriting expenses, representing a 1.5% decline from the previous fiscal year. The net loss ratio was 67.4%, a 0.9 point rise compared with last fiscal year.
     Operating expenses and general and administrative expenses associated with underwriting rose 1.8% over the previous fiscal year to 54.3 billion yen. This resulted from ongoing investments in business quality reform, which caused expenses to rise despite progress on streamlining overall operations and efforts to achieve efficiency in expenditures. The net expense ratio rose 1.1 percentage point over the previous fiscal year to 34.6%.
     The inclusion of deposit premiums from policyholders, maturity refunds to policyholders, provisions for outstanding claims, provisions for underwriting reserves, and other factors led to an underwriting loss of 8.7 billion yen.
     Overview by types of insurance
     In the fire insurance segment, net premiums written rose 6.5% over the previous fiscal year, primarily for corporate contracts. The net loss ratio declined 1.6 percentage points from the previous fiscal year to 39.0% despite an increase in claims paid for large contracts. This was due to the fact that there were few typhoons and other natural disasters.
     In the marine insurance segment, hull insurance increased, but cargo insurance saw income decline due to sluggish cargo shipments resulting from the rapid economic decline. This led to a 1.3% decline in net premiums written compared with last fiscal year. An increase in claims paid for cargo insurance resulted in a net loss ratio of 57.7%, marking a 7.2 point increase over the previous fiscal year.
     In the personal accident insurance segment, net premiums written declined 2.7% from the previous fiscal year due primarily to a decline in contracts for reserve insurance. The net loss ratio declined 2.1 points from the previous fiscal year to 58.2% due to a decline in additional claims paid.
     In the auto insurance segment, net premiums written declined 0.7% from the previous fiscal year despite positive YoY growth in the number of vehicles. This was due to a decline in the unit price for insurance premiums. The net loss ratio declined 1.7 points compared with the previous fiscal year to 73.2%, assisted by a decline in accidents for large accounts and other factors.
     In the compulsory automobile liability insurance segment, net premiums written declined 21.0% from the previous fiscal year under the impact of revised premium rates and other factors. The net loss ratio was 99.9%, marking a 20.4 point rise over the last fiscal year.
     The other insurance segment consists of liability insurance, aviation insurance, workers’ compensation insurance, comprehensive insurance for movables, and transport insurance. Overall net premiums for these types of insurance declined 0.3% from the previous fiscal year. The net loss ratio was 60.6%, marking a 5.1 percentage point increase from last fiscal year.
     Overview of asset investment
     Total assets were 1.1 trillion yen and invested assets were 959.2 billion yen as of the end of the current fiscal year, declining by 9.4% and 14.6% YoY, respectively, due to the decline in the domestic stock market and other factors.
     We have adopted a cautious stance in regard to asset investments and have maintained investments primarily in bonds by decreasing foreign bonds and increasing domestic bonds, increasing the percentage of exchange rate hedges, and making other investment decisions from the standpoint of asset soundness, liquidity, and income stability.
     This resulted in a 4.6 billion yen decline in interest and dividends received from the previous fiscal year to 23.8 billion yen, due to such factors as declining interest from foreign bonds.
     Income from invested assets also declined 16.0 billion yen from last fiscal year to 31.5 billion yen due to the decline in income from the sale of foreign bonds and other factors. Asset investment expenses rose 17.5 billion yen over the last fiscal year to 34.9 billion yen due to such factors and impairment losses on marketable securities.
     Tasks facing the company
     Amid the continuing severe economic conditions, further improvements to product quality in the many different sectors from insurance soliciting to the payment of claims are being required to the non-life insurance industry.
     We established the new Customer First! Quality Standard for agencies to carry out the business quality reform, the most important issue facing the company. The Nissay Dowa General Insurance Group Code of Conduct was enacted on April 1 of this year as the standard of conduct and judgment for each individual employee, with the goal of realizing our corporate philosophy into practice. We will continue our efforts to further enhance our operating framework to conduct business from the customer’s viewpoint and will commit to the efforts of the entire company in improving customer satisfaction.
     We are working with haste this fiscal year to realize the management integration and business alliance with Aioi Insurance Co., Ltd., Mitsui Sumitomo Insurance Group Holdings, Inc., and Mitsui Sumitomo Insurance Co., Ltd. to form a world class insurance and financial group directed at expanding business globally, achieving ongoing growth, and increasing corporate value. We will also make every effort to realize the merger with Aioi Insurance Co., Ltd. with the goal of pursuing corporate prosperity based on solid confidence from our clients.
     We ask for continued support from our shareholders in doing so.

N.B.:	The figures in this report (including all subsequent charts) have been shown and calculated as follows:
(1)	The value of premiums written and others and the number of shares are rounded down to the nearest unit noted; the percentage change is calculated to two decimal points and rounded up or down to the nearest one decimal point.

(2)	Net loss ratio = (net claims paid + loss adjustment expenses) ÷ net premiums written.

(3)	Net expense ratio = (commissions and collection expenses + operating expenses and general and administrative expenses associated with underwriting) ÷ net premiums written.

     2) Trend in assets and income

				FY Mar. 2009
Category	FY Mar. 2006	FY Mar. 2007	FY Mar. 2008	(current period)
(¥mn)
Net premiums written	321,786	326,341	318,249	310,918
Fire and allied	48,974	47,814	44,220	47,075
Marine	4,650	5,006	5,479	5,407
Personal accident	29,920	30,424	29,912	29,116
Voluntary automobile	159,518	160,991	159,920	158,832
Compulsory automobile liability insurance	40,317	39,243	38,597	30,507
Other	38,405	42,861	40,117	39,978
Interest and dividends received	22,221	24,717	28,577	23,897
Underwriting losses	12,942	9,438	13,184	8,758
Ordinary profit	11,770	9,647	12,486	(16,841)
Net income	7,333	6,259	6,450	(6,738)
Net loss ratio	59.7%	62.0%	66.4%	67.4%
Net expense ratio	32.5%	32.3%	33.5%	34.6%

Invested assets	1,276,484	1,288,032	1,123,448	959,296
Total assets	1,350,426	1,364,571	1,214,111	1,100,172

Net income per share (¥)	19.28	16.47	16.98	(17.74)

N.B.:
1.	Invested assets are the sum total of savings deposits, call loans, monetary claims bought, marketable securities, loans, land, and buildings.
2.	Net income per share is calculated according to the average number of outstanding shares during the period (380,316,000 shares for FY March 2006, 379,916,000 shares for FY March 2007, 379,867,000 shares for FY March 2008, and 379,694,000 shares for FY March 2009).
     3) Number of branches and agencies

	End of
	previous	End of current	Change from the
Category	period	period	previous period
(# of offices)
Headquarters	3	3	—
Branches	23	23	—
Directly managed branches	103	103	—
Offices	64	63	(1)
Overseas branches	—	—	—
Overseas residence offices	7	6	(1)

Total	200	198	(2)

Agencies	15,886	15,185	(701)
Overseas agencies	3	3	—

Total	15,889	15,188	(701)

N.B.:	Tokyo headquarters is a company branch from a legal standpoint, so it is included in the number of branches.

     4) Number of employees

As of the end of the
	End of	End of	Change from	current period
	previous	current	the previous	Average	Ave. no. of	Ave. monthly
	period	period	period	age	years employed	salary
Category	(# of employees)	(# of employees)	(# of employees)	(years)	(years)	(yen)
Internal employees	4,183	4,385	202	40.5	10.0	394,000

Sales personnel	—	—	—	—
N.B.:
1.	Executive officers, employees on leave, and temporary personnel are not included as employees.

2.	The average monthly wage is the average monthly wage for March 2009 (including overtime payments). This does not include bonuses.

3.	The second decimal points of the average age and average number of years employed are rounded down and the first decimal point is displayed.
     5) Key borrowers
          Not applicable.
     6) Procurement of funds
          Not applicable.
     7) Capital investment
A. Total capital investment

(Unit: ¥mn)
Total capital investment	4,608
B. Construction of key facilities

(Unit: ¥mn)
Content	Value
(New construction, expansion & renovation)

Nihonbashi Bldg. (provisional name), new construction	2,550

Acquisition of systems-related equipment, etc.	542

N.B.:	The new construction on the Nihonbashi Building (provisional name) is scheduled for completion in June 2010 for a total projected investment of 6.193 billion yen.

8) Matters relating to the key parent company and subsidiaries
A.	Matters relating to the parent company
              Not applicable.
B.	Matters relating to subsidiaries

					% of voting
					rights in
					subsidiaries
Company		Nature of	Date		held by the
Name	Location	primary business	established	Capital	company	Other
Nissay Dowa General Insurance Claims Service Co., Ltd.	Bunkyo-ku, Tokyo	Loss adjustment for voluntary auto, etc. • investigation of cause	Dec. 15, 1978	¥mn 30	% 100.0	—
NDI Insurance Service Co., Ltd.	Chiyoda-ku, Tokyo	Insurance solicitation	June 18, 1971	175	100.0	—
Phoenix Risk Research Institute, Ltd.	Chuo-ku, Tokyo	Risk consulting	April 1, 1998	10	90.0	—
Dowa Insurance Company (Europe) Ltd.	London, UK	Non-life insurance industry	Nov. 28, 1975	(£1,000) 10,000 (¥1.4 billion)	99.5	—
NDI Agency Singapore Pte. Ltd.	Singapore	Insurance solicitation	Mar. 11, 1992	(SG$1,000) 100 (¥6 million)	100.0	—
N.B.:
1.	This table shows the key subsidiaries.

2.	The yen amounts shown inside the parentheses in the column of capital is the amount converted at the currency market rate as of the last day of the fiscal year for the company.

3.	NDI Agency Singapore Pte. Ltd. changed the primary business from administrative processing for insurance to insurance marketing on November 3, 2008 and the name of the firm was changed from Dowa Insurance Management Pvt. Ltd.
     9) Transfer of businesses
          Not applicable.
     10) Other important matters concerning the current status of insurance companies
          Not applicable.

2. Matters Concerning Company Officers
          1) Company officers
(as of March 31, 2009)

Significant
Concurrent
Name	Position & Areas of Supervision	Appointments	Other
Shuichiro Sudo	Chairman & Director (Representative Director)

Ichiro Tateyama	President & Director (Representative Director)

Masahiro Yamada	Executive Vice President (Representative Director)
Advisor to the President; in charge of the Planning Division, the Asset Management Division, the Operations Planning Division, and the International Division

Akinao Tokuda	Sr. Managing Executive Office (Representative Director) GM, Sales Promotion Division (oversees the Sales Promotion Division and the Sales Training & Development Division)

Takashi Matsukubo	Director & Sr. Managing Executive Officer
GM, Corporate Sales Promotion Division (oversees the Corporate Sales Promotion Div., the Marine Div., the Aviation & Aerospace Industry Div., and the Public Sector Div.)

Masanori Yoneda	Director & Managing Executive Officer	External Auditor,	N.B. 1
	In charge of the HQ Promotion Div., the Personnel Div., the Marketing Quality Assurance Div., the Product Headquarters Div., the Automotive Insurance Div., the Development Div. for new types of fire insurance, the Risk Management Administration Div., the Marine Div. (part of the operations), and the Aviation & Aerospace Industry Div. (part of the operations).	Tokyo Keiki, Inc.

Hiroshi Sakamoto	Director & Managing Executive Officer
In charge of the Internal Audit Div., the Legal Compliance Div., the General Affairs Div., the Financial Corporation Planning Div., the Information Systems Div., the Administrative Headquarters Div., and the Marine Div. (part of the operations).

Toshihiko Tanaka	Director & Managing Executive Officer
GM, Accounting Division In charge of the Integrated Risk Management Div., the Customer Service Div., the Non-life Service Div., and the Marine Div. (part of the operations).

Kazuyuki Fujimoto	Director & Executive Officer
GM, Non-life Services Division

Mitsuhiro Umezu	External Director (External Officer)	Assoc. Professor, Faculty of Business & Commerce, Keio University

Yasusuke Miyazaki	Standing Auditor (Full-time)		N.B. 2

Hirotaka Masamori	Standing Auditor

Hideo Yamada	External Auditor (External Officer)

Hiroyuki Tezuka	External Auditor (External Officer)	Attorney Showa Denko K.K. External Auditor

Takeshi Furuichi	External Auditor (External Officer)	Director & Sr. Executive Officer, Nippon Life Insurance Co.
N.B.:
1.	Director & Managing Executive Officer Masanori Yoneda was promoted to Director & Sr. Managing Executive Officer on April 1, 2009.

2.	Standing Auditor Yasusuke Miyazaki has experience in the company as General Manager of the Accounting Division and as General Manager of the Asset Management Division among other roles, and possesses considerable knowledge of finance and accounting.

3.	The company has introduced an executive officer system. The executive officers as of March 31, 2009 are as follows. Please note that Managing Executive Officer Shigeo Kotani was promoted to Sr. Executive Officer and Executive Officer Hiroshi Kinoshita to Managing Executive Officer on April 1, 2009. Kazuyoshi Ozeki (Executive Officer and GM of the Sales Promotion Div.) was also reelected as Executive Officer on April 1, 2009.

Significant
Concurrent
Name	Position & Areas of Supervision	Appointments	Other
Shuichiro Sudo	Chairman

Ichiro Tateyama	President

Masahiro Yamada	Executive Vice President
Advisor to the President; in charge of the Planning Div., the Asset Management Div., the Sales Planning Div., and the International Div.

Akinao Tokuda	Senior Managing Executive Officer
GM, Sales Promotion Division (oversees the Sales Promotion Division and the Sales Training & Development Division)

Takashi Matsukubo	Senior Managing Executive Officer
GM, Corporate Sales Promotion Division (oversees the Corporate Sales Promotion Div., the Marine Div., the Aviation & Aerospace Industry Div., and the Public Sector Div.)

Shigeo Kotani	Managing Executive Officer
GM of the Kinki Sales HQ Div. and Deputy GM of the Sales Promotion HQ Div.

Masanori Yoneda	Managing Executive Officer	External Auditor,
	In charge of the HQ Promotion Div., the Personnel Div., the Marketing Quality Assurance Div., the Product Headquarters Div., the Automotive Insurance Div., the Development Div. for new types of fire insurance, the Risk Management Administration Div., the Marine Div. (part of the operations), and the Aviation & Aerospace Industry Div. (part of the operations).	Tokyo Keiki, Inc.

Hiroshi Sakamoto	Managing Executive Officer
In charge of the Internal Audit Div., the Legal Compliance Div., the General Affairs Div., the Financial Corporation Planning Div., the Information Systems Div., the Administrative Headquarters Div., and the Marine Div. (part of the operations).

Nobuharu Ogata	Managing Executive Officer
Deputy GM of the Corporate Sales Promotion HQ Div.

Yoshihiro Omura	Managing Executive Officer Deputy GM of the Corporate Sales Promotion HQ Div. (in charge of business quality reform)	Auditor, Jalux, Inc.

Toshihiko Tanaka	Managing Executive Officer
GM, Accounting Division In charge of the Integrated Risk Management Div., Customer Service Div., Non-life Service Div., and the Marine Div. (part of the operations).

Hiroshi Kinoshita	Executive Officer
Deputy GM of the Sales Promotion HQ Div. (in charge of business quality reform)

Toshikazu	Executive Officer
Shiratsuki	GM, Chubu Sales HQ Div.; Deputy GM of the Sales
Promotion HQ Div.; and Deputy GM of the Corporate Sales Promotion HQ Div.

Minoru Morimoto	Executive Officer GM of the Metropolitan Sales HQ Div. and Deputy GM of the Sales Promotion HQ Div.

Kazuo Shimozaki	Executive Officer
General Branch Manager for Yokohama

Shigeyuki Inoue	Executive Officer
GM, Planning Div.

Masanori Muto	Executive Officer
GM, Internal Audit Div.

Daisuke Arimoto	Executive Officer
Kyushu General Branch Manager

Kazuyuki Fujimoto	Executive Officer
GM, Non-life Services Div.

Koji Yamazaki	Executive Officer
Tokyo General Branch Manager

Nampei Yanagawa	Executive Officer
Deputy GM of the Sales Promotion HQ Div. and GM of the Sales Training & Development Div.

Kenzo Tsurumi	Executive Officer
GM, Integrated Risk Management Div.

2) Corporate officer compensation		(Unit: ¥mn)

Category	No. of Officers Compensated	Compensation
Directors	12 officers	401
Auditors	6 officers	82
Total	18 officers	483
N.B.:
1.	There were ten directors (including one external director) and five auditors (including three external auditors) at the close of the current fiscal year. This differs from the number of officers compensated in the table above because the table includes two directors and one auditor (external auditor) who resigned at the time of the 65th regular general shareholders’ meeting held on June 26, 2008.

2.	Directors who served concurrently as employees received an additional 24 million yen in addition to the director compensation noted above.

3.	The limits on compensation stipulated at the general shareholders’ meeting are as follows (resolution passed at the 64th regular general shareholders’ meeting held on June 27, 2007):

Directors:	At or below 600 million yen/year (external directors, at or below 60 million yen/year.)

Auditors:	At or below 120 million yen/year.

3. Matters Concerning External Officers
          1) External officers holding concurrent positions & other circumstances

Name		Concurrent Positions & Other Circumstances
External Director	Mitsuhiro Umezu	—
External Auditor	Hideo Yamada	—
External Auditor	Hiroyuki Tezuka	External Auditor, Showa Denko K.K.
External Auditor	Takeshi Furuichi	Director & Sr. Managing Executive Officer, Nippon Life Insurance Co.

N.B.:	The company is an affiliate of Nippon Life Insurance Co. The company and Nippon Life Insurance Co. have a mutual operating alliance for the mutual performance of administrative work and handling of agency services for the conclusion of insurance contracts and other matters.
2) Primary activities of external officers

		Length of Time in	Attendance at Board of	Statements Made at Board of Directors
Name		Office	Directors Meetings	Meetings and Other Activities
External Director	Mitsuhiro Umezu	1 yr. 9 mths	Attended 12 out of 13 Board of Directors Meetings	Draws on his experience & judgment as an expert in corporate ethics to provide opinions and make statements at Board of Directors meetings and others as appropriate.

External Auditor	Hideo Yamada	8 yrs. 9 mths.	Attended 12 out of 13 Board of Directors Meetings Attended 12 out of 12 Board of Auditors Meetings	Draws on his experience and judgment as the former Director of the National Police Agency to provide opinions and make statements at Board of Directors and Auditors Meetings and others as appropriate.

External Auditor	Hiroyuki Tezuka	1 yr. 9 mths	Attended 11 out of 13 Board of Directors Meetings Attended 9 out of 12 Board of Auditors Meetings	Draws on his experience and judgment as an attorney who is well-versed in corporate legal affairs to provide opinions and make statements at Board of Directors and Auditors meetings and others as appropriate.

External Auditor	Takeshi Furuichi	9 months	Attended 9 out of 11 Board of Directors Meetings Attended 10 out of 10 Board of Auditors Meetings	Draws on his experience and judgment as a director concurrently conducting business in another financial institution to provide opinions and make statements at Board of Directors and Auditors meetings and others as appropriate.

N.B.:	External auditor Takeshi Furuichi was newly appointed as external auditor at the 65th regular general shareholders’ meeting held on June 26, 2008. Eleven Board of Directors meetings and ten Board of Auditors meetings have been held since his appointment.

     3) Limited liability agreements

Summary of Content of the
Name		Limited Liability Agreements
External Director	Mitsuhiro Umezu	An agreement limiting liability for losses and damages under Article 423, Paragraph 1 of the Companies Act has been concluded between the company and the individuals listed to the left as stipulated in Article 427, Paragraph 1. The limit on liability for damages based on this contract is the minimum limit stipulated in Article 427, Paragraph 1 of the Companies Act.
External Auditor	Hideo Yamada
External Auditor	Hiroyuki Tezuka
External Auditor	Takeshi Furuichi

4) External officer compensation			(Unit: ¥mn)
		Compensation from the	Compensation from the parent
	No. of officers compensated	insurance company	insurance company
Total compensation	5 officers	23	—

N.B.:	There were four external officers at the close of the current fiscal year (of these, one was an external director and three were external auditors). This differs from the number of officers listed above because the table above includes one external auditor who resigned as of the close of the 65th regular general shareholders meeting held on June 26, 2008.
     5) Opinions of external officers
          Not applicable.

4. Matters Pertaining to Shares
          1) No. of shares

Total no. of shares available for issue:	700,000 thousand shares
Total no. of shares outstanding:	390,055 thousand shares
          2) No. of shareholders at current fiscal year end: 9,849 shareholders
          3) Major shareholders

Name of Shareholders	Investment in the Company
	No. of shares held	Percentage held
	(thousands of shares)	(%)
Nippon Life Insurance Company	138,015	35.4
State Street Trust & Banking Co., Ltd.	22,464	5.8
Japan Trustee Services Bank, Ltd. (Trust account)	13,232	3.4
The Master Trust Bank of Japan, Ltd. (Trust account)	12,197	3.1
Japan Trustee Services Bank, Ltd. (Trust Account 4G)	11,673	3.0
Kubota Corporation	8,336	2.1
Danske Bank Clients Holdings	8,197	2.1
The Hachijuni Bank, Ltd.	6,267	1.6
Shin-Etsu Chemical Co., Ltd.	5,904	1.5
Sumitomo Mitsui Banking Corporation	5,853	1.5

N.B.:	The company holds 10,495 thousand treasury shares, but these have been excluded from the table above.
5. Matters Concerning New Share Reservation Rights
          Not applicable.

6. Matters Concerning Accounts Auditors
    1) Accounts auditors

(Unit: ¥mn)
Compensation for the
Name & Title		Current Fiscal Year	Other
Auditor	Tohmatsu	82	The company has concluded a service contract to build internal controls pertaining to financial reporting. These constitute services outside of services noted in Article 2, Paragraph 1 of the Certified Public Accountants Law.

Designated employee	Shigeru Miyazaki

Designated employee	Makoto Sato

Designated employee	Junji Suzuki

N.B.:	The audit contract between the company and the Accounts Auditors does not clearly distinguish the amount of audit compensation to be paid for audits based on the Financial Instruments and Exchange Law and audits based on the Companies Act. An effective distinction cannot be made, so the amount of compensation at current fiscal year end notes the total amount. The total amount the company is obligated to pay the accounts auditors plus income on other financial assets is 94 million yen.
     2) Limited liability agreements
          Not applicable.
     3) Other matters concerning accounts auditors
A. The policies on the decision to dismiss or not to reappoint auditors are as follows:
Should it be deemed that each of the provisions stipulated in Article 340, Paragraph 1 of the Companies Act applies to an accounts auditor, the Board of Auditors will dismiss the accounts auditor through unanimous consent of the Board of Auditors.

Should circumstances arise under which it is deemed difficult for an accounts auditor to properly perform his or her duties, the Board of Auditors will request that the Board of Directors make the dismissal or decision not to reappoint the accounts auditor an objective of the general shareholders meeting.

Should circumstances arise in which it is deemed difficult for an accounts auditor to properly perform his or her duties, the Board of Directors will make the dismissal or decision not to reappoint the account auditor an objective of the general shareholders meetings after obtaining consent from or at the request of the Board of Auditors.
B.	When a certified public accounting firm or accounting corporation other than the accounts auditor (including those who possess equivalent qualifications to these overseas) audits documents related to financial statements (including documents equivalent to these) for key subsidiaries, etc. of the insurance company (based on the Companies Act or Financial Instruments and Exchange Law, or foreign laws equivalent to these laws).
          Not applicable.
7. Basic policy on those who make policy decisions on financial affairs and business
          Not applicable.
8.	Framework to ensure the proper conduct of business
     The company sets the fundamental policy on internal controls based on the Companies Act and on the Ordinance for Enforcement of the Companies Act. The content of the policy is as follows:

     The goal of the company is to realize the happiness of our six stakeholders—our clients, shareholders, agencies, employees, society, and the world—under the rallying cry of Nissay Dowa’s manifesto for the future: “Take up the challenge of attaining happiness.”
     We will maintain a structure that ensures the practice of legitimate and appropriate businesses, gains the trust of the society, and realizes the happiness for the six in our corporate principle.
1)	A framework for ensuring that the performance of duties by directors and employees complies with laws, regulations, and the Articles of Incorporation.
(1)	Establish the Rules on Compliance and set forth the basic principles of compliance and concrete guidelines on conduct to ensure that all officers and employees consistently keep compliance in mind.

(2)	Establish a committee to plan and draft company-wide policies on compliance and the appropriateness of duties, and have the committee report the results of their investigation and deliberation to the Board of Directors on a regular basis.

(3)	Establish a division to oversee compliance in order to establish cross-sectional control over compliance initiatives throughout the company. Work together with an internal audit division that is independent from the divisions being audited to conduct a thorough audit of efforts on compliance.

(4)	Stipulate rules on reporting in instances for which uncertainty arises over the violation of law and regulations or internal company rules by an officer or employee, and simultaneously establish an internal system of reporting that is outside of the normal channels for reporting, and through which reports can be made either to the division overseeing compliance and to an external legal firm. The internal reporting system will also be shared with our subsidiaries and affiliates (hereinafter, “group companies”).

(5)	Adopt a systematic, resolute stance toward antisocial forces that threaten the order and safety of a civil society by allying with attorneys, police, and other entities.
2)	Framework for retaining and administrating information pertaining to the performance of duties by directors
(1)	The representative directors will record information on the performance of duties in writing and retain it based on the Rules on Management of Written Documents (including records on electromagnetic media).

(2)	Directors and auditors may peruse these documents based on the Rules on Management of Written Documents.
     3) Rules on managing loss risk and other framework
(1)	Establish rules for monitoring risk company-wide and set forth basic policies and other guidance on risks that would have a serious impact on management.

(2)	Establish a committee to ensure effective risk management and discuss important matters related to risk management and the integrated management of various risks.

(3)	The Board of Directors will establish the management and operating policies for various types of risk based on the deliberations of the committee mentioned above.

(4)	Establish rules on crisis management for risks such as large-scale natural disasters that will seriously impact the continuance of business and build the framework for managing, both in times of peace and times of emergency.

4)	Framework to ensure that directors can perform duties efficiently.
(1)	Work to separate the functions of performing duties, deciding on important matters, and monitoring and overseeing, and clarify the responsibilities of directors through the executive officer system.

(2)	Establish a Management Council to deliberate on cases related to the performance of duties that require examination from a variety of perspectives.

(3)	Establish Rules of the Board of Directors, Rules on the Management Council, Rules on Responsibilities and Authorities, and other rules to clarify the division of duties for directors and executive officers and the standards for making decisions. Grant practical authority to the various divisions to ensure that directors are able to execute their duties efficiently.

(4)	Hold regular Board of Directors meetings once a month, as a general rule, to verify the effectiveness of the directors in performing their duties.
5)	Framework to ensure that financial reporting is proper and reliable
     The representative directors will establish a framework to ensure proper and reliable financial reporting and appropriate disclosure of information stipulated in other laws and regulations.
6)	Framework to ensure proper operations in the corporate group
(1)	The system for management of compliance and risk will encompass the various group companies and will ensure proper operations with the company as a part of the corporate group.

(2)	Rules on monitoring the various group companies will be established and the management structure will be made clear.

(3)	The effectiveness and appropriateness of internal controls and risk management will be evaluated and verified for each company in the group and guidance on improvements will be provided.
7)	Matters concerning employees requested to assist the auditor(s) with their duties
     The representative director will assign the appropriate personnel (hereinafter, “administrative office of the Board of Auditors”) to assist with the auditor’s duties when requested to do so by the auditor.
8)	Matters concerning the independence of the administrative office of the Board of Auditors from the directors
(1)	The administrative office of the Board of Auditors will realize appropriate performance of duties by the auditors based on instructions and directions from the Board of Auditors.

(2)	The auditors and the directors will discuss personnel evaluations, personnel transfers, and other personnel-related matters involving the administrative office of the Board of Auditors.
9)	Framework for directors and employees to report to the auditors and framework for other reporting to the auditors
(1)	When requested by the auditors to report on matters related to the execution of duties, directors and employees shall do so promptly.

(2)	Directors shall report to the Board of Auditors immediately when there is any fact which is deemed likely to have a serious adverse impact on the company.

(3)	A framework will be established for reporting to the auditors on matters pertaining to the internal reporting system that need to be reported or discussed and on the operation of the system as needed.
(4)	The auditors may attend the Management Council and other important meetings in order to obtain significant information that is accurate and timely, in addition to that noted above.

10)	Other framework for ensuring effective audits by the auditors
(1)	The representative directors and auditors will meet regularly to communicate their intent to each other.

(2)	The representative directors will establish an environment to facilitate alliances with attorneys, certified public accounting firms, and external experts when deemed necessary by the auditor.

(3)	The representative directors will establish an environment conducive to regular meetings with the auditors, internal audit division, and accounts auditors.
9.	Matters Concerning Active Involvement in Accounting
          Not applicable.
10.	Other
          Not applicable.

Balance Sheet as of March 31, 2009

(Millions of yen)
Item	Amount
Assets
Cash deposits and savings	32,803
Cash deposits	83
Savings	32,720
Call loans	24,300
Securities	810,817
Government bonds	99,768
Municipal bonds	11,653
Corporate bonds	234,225
Stocks	270,479
Foreign securities	180,283
Other securities	14,405
Loans	40,785
Policy-conditional loans	2,118
General loans	38,667
Tangible fixed assets	56,778
Land	24,713
Buildings	25,960
Construction in progress	2,688
Other tangible fixed assets	3,416
Intangible fixed assets	236
Other assets	78,144
Accrued premiums	113
Agency accounts receivable	15,272
Foreign agency accounts receivable	2
Coinsurers accounts receivable	2,936
Reinsurers accounts receivable	11,504
Foreign reinsurers accounts receivable	5,819
Proxy service accounts receivable	0
Accounts Receivables	6,678
Accrued income	3,871
Deposits	3,838
Earthquake insurance deposits	19,143
Suspense payments	8,301
Futures trading margins	176
Derivatives	240
Other assets	243
Deferred tax assets	57,153
Bad debts reserve	(844)
Reserve for losses on investments	(2)

Total Assets	1,100,172

Liabilities
Underwriting funds	884,604
Outstanding claims	125,808
Underwriting reserves	758,795
Other liabilities	29,678
Coinsurers accounts payable	546
Reinsurers accounts payable	8,333
Foreign reinsurers accounts payable	2,259
Borrowings	6
Income taxes payable	780
Deposits received	698
Unearned income	4
Accounts payable	5,803
Suspense receipts	5,167
Derivatives	6,079
Other liabilities	0
Reserve for pension and retirement benefits	337
Accrued bonuses for employee	580
Reserve under the special law	607
Reserve for price fluctuation	607

Total liabilities	915,808

Net assets
Common stock	47,328
Capital surplus	40,307
Legal capital surplus	40,303
Other capital surplus	3
Retained earnings	73,781
Legal retained earnings	7,492
Other retained earnings	66,288
(Reserve for fixed asset depreciation)	1,116
(General reserves)	68,000
(Retained earnings brought forward)	(2,827)
Treasury stock	(4,938)
Total shareholders’ equity	156,479
Unrealized gain on investments, net of tax	27,885
Total valuation and translation adjustments	27,885
Total net assets	184,364

Total liabilities and net assets	1,100,172

(Notes)
1.	The standards and methods of valuation of securities are as follows:
1)	Valuation of bonds to be held until maturity is done by the amortized cost method.

2)	Valuation of subsidiary and affiliate stocks is done by the cost method based on the moving average method.

3)	Valuation of securities available for sale having market value is done by the market value method on the basis of the market price at the balance sheet date.

Note that unrealized gains and losses are reported directly in net assets, and calculation of sales cost is based on the moving average method.

4)	Valuation of securities available for sale not having market value is done by the cost method based on the moving average method or by the amortized cost method.
2.	Valuation of derivative transactions is done by the market value method.

3.	Depreciation of tangible fixed assets is done by the declining-balance method, except for buildings (excluding their accessory facilities) acquired after April 1, 1998, depreciation of which is computed using the straight-line method.

4.	Translation of foreign-denominated assets and liabilities into Japanese Yen is done in conformity with the accounting standard for foreign currency transactions.

5.	The bad debts reserve is calculated based on our standard for self-assessment of assets and standard for write-off and provision as follows.

For loans to the debtors who are legally or formally in bancruptcy or reorganization or whose notes are under suspension at clearinghouses and loans to the debtors who are substantially deemed to be experiencing financial difficulties, the reserve is provided for based on the amount remaining after deducting the resale value of any collateral and amounts collectible from guarantees. For loans to the debtors for which there is a probability of financial difficulties in the future, the reserve is provided for based on the amount remaining after deducting the resale value of any collateral and amounts collectible from guarantees taking into account the debtor’s ability to repay the entire outstanding obligation.

For loans other than those mentioned above, the reserve is provided for by multiplying the actual bad debt ratios computed on the basis of the actual bad debt amounts and other factors during certain past periods against outstanding balances.

All claims are subject to periodic self-assessments performed by the departments that manage their respective portfolios of assets. In addition, an internal audit department, independent of each department conducting a self-assessment, will review the results of those self-assessments to determine the reserves noted above.

6.	The reserve for losses on investment is calculated based on our standard for self-assessment of assets and the standard for write-off and provision. For securities issued by parties deemed to have significant likelihood of having financial difficulties in the future, an estimated loss amount is recorded at the end of the fiscal year to prepare for the possibility of losses occurring in the future.

7.	The reserve for pension and retirement benefits is recorded on the basis of the amount of retirement benefit liabilities and the estimated amount of pension assets at the end of the fiscal year.

Actuarial differences are accounted for as an expense starting from the following year of their occurrence, based on the straight-line method over a set number of years within the average remaining length of service of employees at the time they occur.

8.	The accrued bonuses for employee is recorded on the basis of estimated salaries.

9.	The reserve for price fluctuation is provided to prepare for losses due to fluctuations in stock prices and is recorded under the provisions of Article 115 of the Insurance Business Law.

10.	For finance lease transactions not involving a transfer of ownership, the transactions whose commencement dates belong to fiscal years beginning prior to April 1, 2008 are accounted for in accordance with the methods that pertain to normal operating lease transactions.

Note that finance lease transactions not involving the transfer of ownership have previously been accounted for in conformity with the method used for operating lease transactions; however subject to the requirement to apply the Accounting Standards for Lease Transactions (ASBJ (Accounting Standards Board of Japan) Statement No. 13 of June 17, 1993, Business Accounting Deliberation Council First Subcommittee, revised March 30, 2007) and the Guidance on Accounting Standards for Lease Transactions (ASBJ Guidance No. 16 of January 18, 1994, Japan Institute of Certified Public Accountants, Accounting System Committee, revised March 30, 2007) for fiscal years beginning on or after April 1, 2008, the company shall account for the finance lease transactions pursuant to these accounting standards instead of the previous practice beginning with the current fiscal year. This will have no effect on the financial statements.

11.	The method of hedge accounting is as follows.

The appropriation method is applied for foreign currency forward contracts used to hedge foreign exchange risk related to certain foreign denominated deposits. The fair value hedge accounting is applied for foreign currency forward contracts used to hedge foreign exchange risk related to securities available for sale. The net amount of gains and losses resulting from rate fluctuations in the foreign denominated bonds being hedged as well as gains and losses from the foreign currency forward contracts used as hedging instruments are recorded as derivative expenses.

Note that, given the correlation of important terms of the hedging instruments and the hedged items, these hedges are highly effective, and an assessment of that effectiveness has been ommitted here.

12.	Accounting treatment of consumption taxes is by the tax excluded method.

However, loss adjustment expenses and operating expenses and general and administrative expenses are accounted for by the tax included method. Note that non-deductible consumption tax related to assets is recorded as a suspense payment and is amortized equally across five years.

13.	(1) None of the loans qualifies as the loan to bankrupt borrowers.
     Note that, the loan to bankrupt borrowers is the loan to the borrowers who meet the conditions set out in Article 96, Section 1, Paragraph 3 a) through e) (Limits on Provisions to Uncollectible Amounts) or Paragraph 4 of the same section of the Corporation Tax Act enforcement orders (Cabinet Order No. 97, 1965), among the loans on which no accrued interest is recorded as the collection or repayment of principal or interest is unlikely because delays in the payment of principal and interest are ongoing for a reasonable period or for some other reasons (These exclude the written-off portion of such loans. Hereinafter refer to them as “loans with unrecorded accrued interest amounts.”).
(2)	The value of delinquent loans among the loans is 286 million yen.
     Note that the delinquent loan is the loan with unrecorded accrued interest amounts and is the loan aside from the loan to bankrupt borrowers and those loans for which a moratorium on the payment of interest is granted for the purpose of the management reconstruction and support of the debtor.
(3)	None of the loans qualifies as the loan delinquent longer than 3 months.
     Note that the loan delinquent longer than 3 months is the loan for which payments of principal and interest have been extended beyond three months past the day after the agreed payment date and do not come under the loan to bankrupt borrowers or delinquent loan.
(4)	None of the loans qualifies as the restructured loan.
     Note that the restructured loan is the loan, for the purpose of the management reconstruction and support of the debtor, by which an interest-rate reduction, interest moratorium, principal repayment extension, debt foregiveness, or some other modifications to loan terms that are beneficial to the debtor are provided and does not qualify as the loan to bankrupt borrowers, delinquent loan, or loan delinquent for longer than 3 months.
(5)	The total value of the loan to bankrupt borrowers, delinquent loan, loan delinquent for longer than 3 months, and restructured loan is 286 million yen.
14.	Accumulated depreciation of tangible fixed assets is 59,152 million yen, and the advanced depreciation value is 5,229 million yen.

15.	The total amount of monetary claims to affiliates is 1,634 million yen, and the total value of monetary claims is 2,197 million yen.

16.	Total deferred tax assets are 72,988 million yen, and total deferred tax liabilities are 15,835 million yen.

In addition, the amount deducted from total deferred tax assets as a valuation reserve is 2,295 million yen.

A breakdown by primary factor in the generation of deferred tax assets includes 46,310 million yen in underwriting reserves, 11,194 million yen in losses on devaluation of securities, 3,867 million yen on losses brought forward, and 3,557 million yen in excess depreciation.

A breakdown by primary factor in the generation of deferred tax liabilities includes a 15,203 million yen in unrealized gain on investments, net of tax.

17.	The value of shares in affiliated companies is 2,775 million yen.

18.	Assets pledged as collateral are 5,300 million yen in securities. Secured indebtedness amounts to 6 million yen in borrowings.

19.	The breakdown of outstanding claims is as follows:

Outstanding claims (before the deduction assigned to reinsurance, except for the insurance listed in (b))	130,295 million yen
Assigned to reinsurance pertaining to the above	14,410 million yen

Balance (a)	115,885 million yen
Pertaining to earthquake insurance and compulsory automobile liability insurance (b)	9,922 million yen

Total (a & b)	125,808 million yen

20.	The breakdown of underwriting reserves is as follows:

Ordinary underwriting reserves (before the deduction assigned to reinsurance)	278,536 million yen
Assigned to reinsurance pertaining to the above	21,500 million yen

Balance (a)	257,035 million yen
Refundable deposit (before the deduction assigned to reinsurance)	287,646 million yen
Assigned to reinsurance pertaining to the above	0 million yen

Balance (b)	287,645 million yen
Other underwriting reserves (c)	214,115 million yen

Total (a + b + c)	758,795 million yen
21.	The amount of net assets per share is 485.73 yen.

The total amount of net assets constituting the calculation basis is 184,364 million yen, while the amount of net assets in common stocks at the end of the period is 184,364 million yen and the quantity of common stocks used in the calculation of net assets per share at the end of the period is 379.56 million shares. There is also no sum to be deducted from the total amount of net assets.

22.	An item of importance among intangible fixed assets is telephone subscriber rights.

23.	Particulars for retirement benefits are as follows:
(1)	Projected benefit obligation and the breakdown.

Projected benefit obligation	(52,147 million yen)
Plan assets	45,883 million yen
(including retirement benefit trust)	13,902 million yen

Unreserved retirement benefit obligation	(6,264 million yen)
Unrecognized actuarial losses	5,926 million yen

Reserve for pension and retirement benefits	(337 million yen)
(2)	Calculation basis for above

Allocation method for anticipated retirement benefits amounts	Straight-line method
Discount rate	2.0%
Expected operating rate of return
Defined-benefit corporate pension (contractual)	1.5%
Retirement benefit trust	0.0%
Processing years for actual losses	11 years
24.	The definition of subsidiaries and affiliated companies is based on Article 2(3) of the Order for the Enforcement of Insurance Business Law.

25.	Amounts are displayed by rounding down to less than the stated units.

Profit and Loss Statement for the Fiscal Year Ended March 31, 2009

(Millions of yen)
Item	Amount
Ordinary Income	383,649
Underwriting income	351,256
Net premiums written	310,918
Deposit premiums from policyholders	15,229
Investment income on deposit premiums from policyholders	8,340
Reversal of underwriting reserves	16,767
Investment income	31,586
Interest and dividends received	23,897
Gains on sales of securities	16,014
Gains on redemption of securities	9
Other investment income	4
Transfer of investment income on deposit premiums from policyholders	(8,340)
Other ordinary income	807

Ordinary expenses	400,491
Underwriting expenses	306,025
Net claims paid	191,808
Loss adjustment expenses	17,623
Commission and collection expenses	53,311
Maturity refunds to policyholders	40,743
Policyholder dividend	1
Provision for outstanding claims	1,877
Foreign currency exchange loss	555
Other underwriting expenses	104
Investment expenses	34,997
Losses on sale of securities	10,254
Losses on devaluation of securities	19,017
Losses on redemption of securities	1,522
Net derivative financial instruments losses	3,144
Foreign currency exchange losses	645
Other investment expenses	413
Operating expenses and general and administrative expenses	58,410
Other ordinary expenses	1,057
Interest paid	0
Provision for bad debts reserves	21
Loss on Bad debts	0
Other ordinary expenses	1,035

Ordinary losses	16,841

Extraordinary income	6,677
Gains on disposal of fixed assets	234
Reversal of reserve under special law	6,443
Reversal of price fluctuation reserve	6,443

Extraordinary losses	556
Loss on disposal of fixed assets	544
Impairment losses on fixed asset	12

Income before income taxes	10,720
Income taxes-current	51
Income taxes,-deferred	(4,034)
Total income taxes	(3,982)

Net losses	6,738

Note:	1. Total income from transactions with affiliates is 965 million yen, and total costs are 29,319 million yen

2. (1) The breakdown of net premiums written is as follows:

Premium income	380,309 million yen
Reinsurance premium paid	69,390 million yen

Balance	310,918 million yen
(2)	The breakdown of net claims paid is as follows:

Claims paid	240,443 million yen
Reinsurance recovery	48,635 million yen

Balance	191,808 million yen
(3)	The breakdown of commission and collection expenses is as follows:

Various fees and collection costs paid	61,686 million yen
Reinsurance commission received	8,374 million yen

Balance	53,311 million yen
(4)	The breakdown of provision for outstanding claims is as follows:

Provision for outstanding claims (before the deduction assigned to reinsurance, except for insurance listed in (b))	3,556 million yen
Assigned to reinsurance pertaining to the above	1,461 million yen

Balance (a)	2,094 million yen
Pertaining to earthquake insurance or compulsory automobile liability insurance (b)	(217 million yen)

Total (a + b)	1,877 million yen
(5)	The breakdown of provision for underwriting reserve is as follows:

Provision for ordinary underwriting reserve (before the deduction assigned to reinsurance)	8,326 million yen
Assigned to reinsurance pertaining to the above	4,070 million yen

Balance (a)	4,255 million yen
Provision for refundable deposit (before the deduction assigned to reinsurance)	(19,274 million yen)
Assigned to reinsurance pertaining to the above	(3 million yen)

Balance (b)	(19,271 million yen)
Provision for other underwriting reserve (c)	(1,751 million yen)

Total (a + b + c)	(16,767 million yen)
(6)	The breakdown of interest and dividends received is as follows:

Saving deposit interest	737 million yen
Call loan interest	10 million yen
Interest on monetary claims bought	1 million yen
Interest/dividends on securities	21,278 million yen
Interest on loans	813 million yen
Rent of real estate	848 million yen
Other interest/dividends	208 million yen

Total	23,897 million yen
3.	Gain or loss from devaluation in net derivative financial instruments losses is a gain of 1,853 million yen.

4.	Net loss per share for the period is 17.74 yen.

The net loss for the period, which is the basis for calculation, is 6,738 million yen, common stock-related net losses for the period are 6,738 million yen, and the average number of shares outstanding is 379,694,000 shares. Note that there are no amounts that are not attributable to common stock.

5.	The net amount of gain or loss from exchange fluctuations in foreign-currency bonds that are hedged with a fair value hedge and the gain or loss from forward exchange transactions that were hedging instruments is recorded in losses on net derivative financial instruments losses.

Note that the amount of loss from exchange fluctuations in hedgeable foreign-currency bonds prior to the above-mentioned offset is 8,048 million yen, and the amount of gain from forward exchange transactions that were hedging instruments is 5,143 million yen.

6.	Retirement benefit expenses recorded as loss adjustment expenses and operating expenses and general and administrative expenses are 2,367 million yen, and a breakdown is as follows:

Service expenses	1,965 million yen
Interest expenses	1,026 million yen
Expected return	(476 million yen)
Expenses treatment of actuarial losses	(148 million yen)

Total	2,367 million yen
7.	Impairment loss on fixed asset related particulars are as follows:
(1)	Asset grouping method

Properties provided for the use of insurance businesses are considered as one asset group in insurances businesses as a whole. In the case of rental and dormant properties, individual properties are regarded as a single asset group.

(2)	Sequence of events leading to the recognition of impairment losses

For rental assets and dormant assets whose market value falls dramatically, the company writes down the book value to a recoverable value and record the decrease as an impairment loss in extraordinary losses.

(3)	Asset groups that recognize impairment losses and a breakdown of the recorded impairment loss values for each category of fixed assets

			Impairment losses
			(Millions of yen)
Application	Location	Category	Land	Buildings	Total
Dormant Assets	Kushiro City, Hokkaido	Land and buildings	8	3	12

	Total		8	3	12

(4)	Method of calculating recoverable value

The company applies the net selling value for calculations of recoverable value in the subject assets. Note that the company is using an appraised value based on real estate appraisal standards for the net selling value.
8.	Amounts are displayed by rounding down to less than the stated units

Statement of Changes in Shareholders’ Equity for the
Fiscal Year Ended March 31, 2009

(Millions of yen)
Item	Amount
Shareholders’ equity
Common stock
Balance as of March 31, 2008	47,328
Change during the year
Total change during the year	—
Balance as of March 31, 2009	47,328
Capital surplus
Legal capital surplus
Balance as of March 31, 2008	40,303
Change during the year
Total change during the year	—
Balance as of March 31, 2009	40,303
Other capital surplus
Balance as of March 31, 2008	—
Change during the year
Disposal of treasury stock	3
Total change during the year	3
Balance as of March 31, 2009	3
Total capital surplus
Balance as of March 31, 2008	40,303
Change during the year
Disposal of treasury stock	3
Total change during the year	3
Balance as of March 31, 2009	40,307
Retained earnings
Legal retained earnings
Balance as of March 31, 2008	7,492
Change during the year
Total change during the year	—
Balance as of March 31, 2009	7,492
Other retained earnings
Reserve for fixed-asset depreciation
Balance as of March 31, 2008	1,138
Change during the year
Reversal of reserve for fixed-asset depreciation	(22)
Total change during the year	(22)
Balance as of March 31, 2009	1,116
General reserve
Balance as of March 31, 2008	68,000
Change during the year
Total change during the year	—

Balance as of March 31, 2009	68,000

(Millions of yen)
Item	Amount
Retained earnings brought forward
Balance as of March 31, 2008	6,926
Change during the year
Reversal of reserve for fixed-asset depreciation	22
Dividend of retained earnings	(3,038)
Net losses during the year	(6,738)
Total change during the year	(9,754)
Balance as of March 31, 2009	(2,827)
Total retained earnings
Balance as of March 31, 2008	83,558
Change during the year
Dividend of retained earnings	(3,038)
Net losses during the year	(6,738)
Total change during the year	(9,776)
Balance as of March 31, 2009	73,781
Treasury stock
Balance as of March 31, 2008	(4,771)
Change during the year
Purchase of treasury stock	(206)
Disposal of treasury stock	39
Total change during the year	(167)
Balance as of March 31, 2009	(4,938)
Total shareholders’ equity
Balance as of March 31, 2008	166,419
Change during the year
Dividend of retained earnings	(3,038)
Net losses during the year	(6,738)
Purchase of treasury stock	(206)
Disposal of treasury stock	42
Total change during the year	(9,940)
Balance as of March 31, 2009	156,479
Valuation and translation adjustments
Unrealized gains on investment, net of tax
Balance as of March 31, 2008	106,888
Change during the year
Change in items other than shareholders’ equity (net amount) during the year	(79,003)
Total change during the year	(79,003)
Balance as of March 31, 2009	27,885
Total valuation and translation adjustments
Balance as of March 31, 2008	106,888
Change during the year
Change in items other than shareholders’ equity (net amount) during the year	(79,003)
Total change during the year	(79,003)

Balance as of March 31, 2009	27,885

Total net assets
Balance as of March 31, 2008	273,308
Change during the year
Dividend of retained earnings	(3,038)
Net losses during the year	(6,738)
Purchase of treasury stock	(206)
Disposal of treasury stock	42
Change in items other than shareholders’ equity (net amount) during the year	(79,003)
Total change during the year	(88,943)

Balance as of March 31, 2009	184,364

(Note) 1. Class and total quantity of shares outstanding, and class and total quantity of treasury stock

	Number of Shares as	Number of Shares	Number of Shares
	of March 31, 2008	Increased in this	Decreased in this	Number of Shares as of
	(1000s)	Business Year (1000s)	Business Year (1000s)	March 31, 2009 (1000s)
Outstanding shares
Common stock	390,055	—		390,055
Total	390,055	—		390,055
Treasury stock
Common stock	10,205	373	82	10,495

Total	10,205	373	82	10,495

Note:	1. The increase of 373,000 common shares of treasury stock was due to the repurchase of fractional shares.

2. The decrease of 82,000 common shares of treasury stock was due to the sale of fractional shares.
2.	Dividends
(1)	Amount of dividends paid

		Total dividend	Amount of		Effective
(Resolution)	Type of shares	amount	dividend per share	Record date	Date
June 26, 2008 annual meeting of shareholders	Common stock	3,038 million yen	8 yen	March 31, 2008	June 27, 2008
(2)	Of dividends for which the record date falls in the current business year but the effective date falls in the following business year, a resolution is planned as follows:

Amount of
		Total dividend	Source of	dividend per	Record	Effective
(Resolution)	Type of shares	amount	dividend	share	date	date
June 25, 2009 annual meeting of shareholders	Common stock	3,036 million yen	Retained Earnings	8 yen	March 31, 2009	June 26, 2009
3.	Amounts are displayed by rounding down to less than the stated units.

(TRANSLATION)
INDEPENDENT AUDITORS’ REPORT
May 14, 2009
To the Board of Directors of
Nissay Dowa General Insurance Company, Limited:
Deloitte Touche Tohmatsu
Designated Partner,
Engagement Partner,
Certified Public Accountant:
     Shigeru Miyazaki
Designated Partner,
Engagement Partner,
Certified Public Accountant:
     Makoto Sato
Designated Partner,
Engagement Partner,
Certified Public Accountant:
     Junji Suzuki
Pursuant to the first item, second paragraph of Article 436 of the Companies Act, we have audited the financial statements, namely, the balance sheet as of March 31, 2009 of Nissay Dowa General Insurance Company, Limited (the “Company”), and the related profit and loss statement and statement of changes in shareholders’ equity for the 66th fiscal year from April 1, 2008 to March 31, 2009, and the accompanying supplemental schedules. These financial statements and the accompanying supplemental schedules are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and the accompanying supplemental schedules based on our audit.
We conducted our audit in accordance with auditing standards generally accepted in Japan. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and the accompanying supplemental schedules are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements and the accompanying supplemental schedules. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement and the accompanying supplemental schedules presentation. We believe that our audit provides a reasonable basis for our opinion.
In our opinion, the financial statements and the accompanying supplemental schedules referred to above present fairly, in all material respects, the financial position of the Company as of March 31, 2009, and the results of its operations for the year then ended in conformity with accounting principles generally accepted in Japan.
Our firm and the engagement partners do not have any financial interest in the Company for which disclosure is required under the provisions of the Certified Public Accountants Law.
The above represents a translation, for convenience only, of the original report issued in the Japanese language.
***********

Report of the Board of Auditors

Audit Report
     The Board of Auditors has prepared the following report regarding the exercise of the functions of the Board of Directors for the 66th fiscal year from April 1, 2008 until March 31, 2009, on the basis of audit reports prepared by the individual auditors and deliberations thereon.
1.	Audit Methods of the Auditors and the Board of Auditors and the Contents thereof
     In addition to establishing audit policies, division of duties and others and receiving reports from individual auditors on the implementation and results of their audits, the Board of Auditors received reports from directors and others and the accounting auditor on the performance of their duties, and requested further explanation when required.
     Individual auditors, in conformity with auditing standards that the Board of Auditors has established and according to the audit policies, the division of duties and others, worked to communicate with the Internal Audit Division and other employees and endeavored to collect information and improve the audit environment. They also attended meetings of the Board of Directors and other important meetings where they received reports on the performance of duties from the directors and other employees, requested explanations as necessary, reviewed material decision-making documents and others, and investigated the operational and financial conditions at the head office and key business locations.
     We additionally monitored and verified the status of systems (internal control systems) set up on the basis of resolutions of the Board of Directors regarding the establishment of such systems in accordance with Article 100, Paragraphs 1 and 3 of the Ordinance for Enforcement of the Companies Act, set forth to ensure compliance by the directors in the performance of their duties to laws and the Articles of Incorporation, and as required to ensure the appropriateness of corporate activities. We also received reports from the directors and others and from the audit firm Deloitte Touche Tohmatsu concerning the status of their review and audit of internal controls related to financial reporting, and requested additional explanation where necessary. We also worked to establish communications with the directors, auditors and others of subsidiaries, receiving business reports from those subsidiaries where necessary. We studied the business reports and accompanying statements for the fiscal year in question based on the above methods.
     In addition, we monitored and verified that the accounting auditor has maintained an independent position, and has conducted appropriate audits, receiving reports from the accounting auditor regarding the status of its performance of duties and requesting additional explanation as necessary.
     We also received notification from the accounting auditor that it had prepared systems to ensure the appropriate performance of its duties (items noted in Section 131 of the Accounting Regulations), in accordance with the Quality Control Standards for Audits (Business Accounting Council, October 28, 2005), and requested additional explanation as necessary. Our review of the financial documents (balance sheet, profit and loss statement, and statement of changes in shareholders’ equity) and the accompanying statements for the fiscal year in question was performed on the basis of these methods.
2.	Audit Results
(1)	Results of the audit of business report and other documents
1.	In our opinion, the business report and accompanying statements accurately represent the condition of the company, in accordance with law and the Articles of Incorporation.

2.	We found no significant facts regarding improper acts or violations of law or the Articles of Incorporation by the directors in the performance of their duties.

3.	In our opinion, the content of resolutions by the Board of Directors with respect to internal control systems was appropriate. We also found no items of note regarding the performance of the Board of Directors of its duties regarding such internal control systems, including those related to financial reporting.
(2)	Results of the audit of financial reports and accompanying statements

In our opinion, the audit methods used and the conclusions reached by the accounting auditor were appropriate.
May 19, 2009
Board of Auditors, Nissay Dowa General Insurance Co., Ltd.
Yasusuke Miyazaki
Standing Auditor (Full-Time)
Hirotaka Masamori
Full-Time Auditor
Hideo Yamada
External Auditor
Hiroyuki Tezuka
External Auditor
Takeshi Furuichi
External Auditor

Note Regarding Forward-looking Statements
This document includes “forward-looking statements” that reflect the plans and expectations of AIOI, NDGI and MSIGH in relation to, and the benefits resulting from, their proposed business combination described above. To the extent that statements in this document do not relate to historical or current facts, they constitute forward-looking statements. These forward-looking statements are based on the current assumptions and beliefs of AIOI, NDGI and MSIGH in light of the information currently available to them, and involve known and unknown risks, uncertainties and other factors. Such risks, uncertainties and other factors may cause the actual results, performance, achievements or financial position of AIOI, NDGI and MSIGH (or the post-business combination group) to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. AIOI, NDGI and MSIGH undertake no obligation to publicly update any forward-looking statements after the date of this document. Investors are advised to consult any further disclosures by AIOI, NDGI and MSIGH (or the post-business combination group) in their subsequent domestic filings in Japan and filings with the U.S. Securities and Exchange Commission.
The risks, uncertainties and other factors referred to above include, but are not limited to: (1) economic conditions in Japan, the United States, Europe and China; (2) the extent of competition faced by AIOI, NDGI and MSIGH (or the post-business combination group) from Japan’s other major non-life insurance companies and new entrants in the Japanese non-life insurance market; (3) the extent of further deregulation of the Japanese insurance industry; (4) occurrence of natural disasters in Japan and elsewhere; (5) occurrence of losses the type or magnitude of which could not be foreseen at the time of writing the insurance policies covering such losses; (6) the price and availability of reinsurance; (7) the performance of their (or the post-business combination group’s) investments; (8) the parties being unable to complete the proposed business combination due to failure to obtain the necessary shareholder approval or any governmental approval for the proposed transactions or for other reasons; and (9) difficulties in realizing the synergies and benefits of the post-business combination group due to various reasons, including, but not limited to, unexpected significant costs incurred in connection with the planned integration of IT and other systems, facilities, human resources and other aspects of the operations of the post-business combination group, and any of the preceding paragraphs (1) through (8).